   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1996

                                                      REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           INTERFERON SCIENCES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                               22-2313648
              (STATE OR OTHER JURISDICTION                                  (I.R.S. EMPLOYER
           OF INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NUMBER)

                               783 JERSEY AVENUE
                        NEW BRUNSWICK, NEW JERSEY 08901
                                 (908) 249-3250
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            LAWRENCE M. GORDON, ESQ.
                  CHIEF EXECUTIVE OFFICER AND GENERAL COUNSEL
                           INTERFERON SCIENCES, INC.
                               9 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 230-9513
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                             ROBERT J. HASDAY, ESQ.
                           DUANE, MORRIS & HECKSCHER
                                   SUITE 2125
                              122 EAST 42ND STREET
                            NEW YORK, NEW YORK 10168

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                              PROPOSED           PROPOSED
                                                                              MAXIMUM            MAXIMUM
                TITLE OF EACH CLASS OF                   AMOUNT TO BE      OFFERING PRICE       AGGREGATE          AMOUNT OF
             SECURITIES TO BE REGISTERED                  REGISTERED        PER SHARE(1)    OFFERING PRICE(1)   REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share................  6,000,000 shares       $2 7/16         $ 14,625,000        $ 5,043.11
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low prices of the Common Stock on February 9, 1996 as reported by NASDAQ, pursuant to Rule 457(c).
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           INTERFERON SCIENCES, INC.
            CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                   INFORMATION REQUIRED BY ITEMS OF FORM S-2

                REGISTRATION STATEMENT
                   ITEM AND HEADING                           LOCATION IN PROSPECTUS
      ------------------------------------------  ----------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....  Outside Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus.............................  Inside Front and Outside Back Cover Pages of
                                                  Prospectus; Additional Information
  3.  Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges........  Prospectus Summary; Summary Financial
                                                  Information; Risk Factors; and Selected
                                                  Financial Information
  4.  Use of Proceeds...........................  Prospectus Summary; Use of Proceeds; Risk
                                                  Factors
  5.  Determination of Offering Price...........  Outside Front Cover Page; Risk Factors;
                                                  Plan of Distribution
  6.  Dilution..................................  Dilution
  7.  Selling Security Holders..................  Not Applicable
  8.  Plan of Distribution......................  Outside Front Cover Page of Prospectus;
                                                  Plan of Distribution
  9.  Description of Securities to be
      Registered................................  Prospectus Summary; Description of Securities;
                                                  Plan of Distribution
 10.  Interests of Named Experts and Counsel....  Not Applicable
 11.  Information with Respect to the
      Registrant................................  Inside Front Cover Page of Prospectus;
                                                  Prospectus Summary; The Company; Risk Factors;
                                                  Dilution; Use of Proceeds; Price Range of
                                                  Common Stock; Dividend Policy; Capitalization;
                                                  Selected Financial Information; Management's
                                                  Discussion and
                                                  Analysis of Financial Condition and Results of
                                                  Operations; Business; Management; Principal
                                                  Stockholders; Certain Transactions;
                                                  Description of Securities; Financial
                                                  Statements
 12.  Incorporation of Certain Information by
      Reference.................................  Documents Incorporated by Reference
 13.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................  Not Applicable

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1996

PROSPECTUS
                           INTERFERON SCIENCES, INC.

                        6,000,000 SHARES OF COMMON STOCK

     The shares of Common Stock, par value $.01 per share (the "Common Stock"), of Interferon Sciences, Inc., a Delaware corporation (the "Company"), being offered hereby (the "Offering") are being sold by the Company.

     The shares of Common Stock offered hereby may be sold (i) through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate, (ii) through agents designated from time to time, or (iii) directly by the Company. If any agents of the Company or any underwriters are involved in the sale of the shares of Common Stock offered hereby, the names of such agents or underwriters and any applicable discounts or commissions with respect to such Common Stock will be set forth in a Prospectus Supplement to be delivered at the time of any such offering (a "Prospectus Supplement"), to the extent required. The shares of Common Stock may be sold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. To the extent required, the number of shares being sold, the purchase price, the public offering price, the proceeds to the Company, and the other terms of the Offering will also be set forth in a Prospectus Supplement. See "Plan of Distribution".

     The Common Stock is quoted on the NASDAQ SmallCap Market under the symbol "IFSC." On February 9, 1996, the last reported sale price of the Common Stock on the NASDAQ SmallCap Market was $2 11/32 per share.

     The Company will pay expenses in connection with the Offering estimated to be $75,000, not including any selling expenses which may be paid.

                            ------------------------

    INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
              SEE "RISK FACTORS" ON PAGES 9-17 OF THIS PROSPECTUS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
               OFFENSE.

                            ------------------------

              THE DATE OF THIS PROSPECTUS IS                , 1996

                             AVAILABLE INFORMATION

     The Prospectus omits certain of the information contained in the Registration Statement relating to the securities offered hereby which is on file with the Securities and Exchange Commission (the "Commission"). The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements, and other information with the Commission. Such Registration Statement, reports, proxy statements, and other information can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60061. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1994; and

          (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995, and September 30, 1995.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies, supersedes, or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Requests should be directed to: Corporate Secretary, Interferon Sciences, Inc., 783 Jersey Avenue, New Brunswick, New Jersey 08901, telephone number (908) 249-3250.
                            ------------------------

     ALFERON(R) and ALFERON LDO(R) are registered trademarks of the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

     General

     Interferon Sciences, Inc. (the "Company") is a biopharmaceutical company currently engaged in the manufacture and sale of ALFERON N Injection, the only product approved by the United States Food and Drug Administration ("FDA") that is based upon a natural source, multi-species alpha interferon ("Natural Alpha Interferon"). ALFERON N Injection is approved for the treatment by injection of certain types of genital warts and is being developed by the Company for the potential treatment of hepatitis C, hepatitis B, HIV, multiple sclerosis, cancers, and other indications. The Company believes that the existing FDA approval of ALFERON N Injection for one indication should facilitate obtaining approvals for other indications. The Company also is developing ALFERON N Gel and ALFERON LDO, the Company's topical and oral formulations of Natural Alpha Interferon.

     Interferons are a group of proteins produced and secreted by cells to combat diseases. Currently, various alpha interferon products, approved for 17 different medical uses in over 60 countries, are, as a group, one of the largest selling of all biopharmaceuticals, with estimated 1994 sales in excess of $1.5 billion worldwide. A substantial majority of these sales are for the treatment of hepatitis C, a liver disease affecting several million people worldwide, including two to three million people in the United States and three million people in Japan. As described below, the Company has recently completed two multi-center Phase 2 trials using Natural Alpha Interferon for the treatment of hepatitis C, and is presently conducting one additional such trial.

     Natural Alpha Interferon

     A substantial portion of worldwide sales of interferon consists of sales of alpha interferon produced from genetically engineered cells (recombinant alpha interferon). Based on laboratory studies and clinical trials involving Natural Alpha Interferon, the Company believes that Natural Alpha Interferon has certain potential advantages over recombinant alpha interferon including:

        Efficacy. Natural Alpha Interferon is used at significantly lower doses than the competing recombinant alpha interferon product for the treatment of genital warts and, in laboratory studies, was shown to be 10 to 100 times more effective than recombinant alpha interferon in blocking replication of HIV. This unusually potent anti-HIV activity may be due to specific members of the interferon family of proteins which are present in Natural Alpha Interferon but not found in the presently marketed recombinant interferons.

        Side effects. The principal side effects of alpha interferon are flu-like symptoms, which are dose dependent. The approved treatment with ALFERON N Injection utilizes lower doses than the treatment with recombinant alpha interferon, which may account, in part, for fewer side effects being observed in patients being treated with Natural Alpha Interferon. Based on a double-blind study of normal healthy adults, the Company believes there is evidence that even when given at the same doses as recombinant alpha interferon, the side effects are lower with Natural Alpha Interferon. Furthermore, in a Phase 1 clinical trial on 20 asymptomatic HIV-infected patients, investigators at Walter Reed Army Institute of Research ("Walter Reed") reported that significantly fewer of the typical side effects associated with recombinant alpha interferon were observed with Natural Alpha Interferon. In addition, interferon-neutralizing antibodies, which may limit alpha interferon's therapeutic benefit, have not been observed to date in clinical trials with Natural Alpha Interferon, even in HIV and hepatitis C patients treated with high doses of such product three times a week for up to six months. There have been reports of these antibodies developing in patients being treated with recombinant alpha interferons.

     Although, as described above, the Company believes that Natural Alpha Interferon may have certain advantages over recombinant alpha interferon, there can be no assurance that these advantages will enable the Company to obtain a significant market share for products made with Natural Alpha Interferon. Moreover, at the present time, the Company is limited in its ability to make product marketing claims related to these potential advantages until additional data are available and, in certain instances, until further FDA approvals are obtained. Additionally, the Company derives Natural Alpha Interferon from human white blood cells, the cost and availability of which are subject to fluctuation, in part because the Company does not presently have long-term agreements for the supply of such cells. Recombinant alpha interferon products are not dependent on a source of human white blood cells and, therefore, can be produced in greater volume and at a lower cost per unit than the Company's formulations of Natural Alpha Interferon products. See "Business -- Scientific Background."

     Marketing, Distribution, and Production

     ALFERON N Injection is approved for sale in the United States for the intralesional treatment of adults with refractory (resistant to other treatment) or recurring external genital warts, and is currently marketed and distributed in the United States exclusively by Purdue Pharma L.P. ("Purdue Pharma" and, collectively with its affiliates, "Purdue"). The Company has an option to repurchase the marketing rights for ALFERON N Injection in the United States and Canada from Purdue. See "Business -- ALFERON N Injection -- Approved Indication" and "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

     In the first quarter of 1995, the Company entered into an agreement with Fujimoto Diagnostics, Inc. ("Fujimoto") for the development and marketing of ALFERON N Injection and ALFERON N Gel in Japan. Japan is currently the world's largest market for interferon products, with estimated 1994 annual sales approaching $900 million. Under the terms of the agreement, Fujimoto agreed to purchase $2,000,000 of the Company's Common Stock (of which $1,500,000 has been purchased to date) and to use its best efforts to develop, and obtain Japanese regulatory approvals for, ALFERON N Injection and ALFERON N Gel products. Fujimoto's development effort to date has entailed a substantial expense on Fujimoto's part, and Fujimoto has requested that the Company renegotiate the agreement. The Company intends to meet with Fujimoto to consider its request. In addition, the Company's Natural Alpha Interferon injectable product was recently approved for sale in Mexico for the treatment of genital warts and is marketed under the trade name ALTEMOL(R) by Industria Farmaceutica Andromaco, S.A. De C.V. ("Andromaco"). See "Business -- ALFERON N Injection -- Marketing and Distribution -- Other Marketing and Distribution Arrangements."

     The Company is also exploring development and marketing arrangements that would involve the potential use of Natural Alpha Interferon for the treatment of hepatitis B and C, multiple sclerosis, HIV, and cancer. See "Risk
Factors -- Dependence on Certain Distributors; Limited Marketing Program."

     The purified drug concentrate utilized in the formulation of ALFERON N Injection is manufactured in a Company-owned, FDA-approved facility located in New Brunswick, New Jersey. ALFERON N Injection is formulated and packaged for the Company by Sanofi Winthrop, Inc. ("Sanofi") at a production facility located in McPherson, Kansas. See "Business -- ALFERON N Injection -- Manufacturing."

     Recently Expanded License

     As of March 31, 1995, the Company obtained a non-exclusive license from Hoffmann-LaRoche, Inc. ("Hoffmann") and F. Hoffmann-LaRoche Ltd. ("Roche") which grants the Company the worldwide rights to make, use, and sell, without a potential patent infringement claim from Hoffmann or Roche, any formulation of Natural Alpha Interferon. The 1995 license replaced a 1988 non-exclusive license from Hoffmann which granted the Company the rights to make, use, and sell in the United States, without a potential patent infringement claim from Hoffmann, injectable formulations of Natural Alpha Interferon for the treatment of genital warts or patients with diseases refractory to recombinant interferon therapy. The 1995 license will enable the Company, if successful in obtaining necessary regulatory approvals, to expand the formulations of Natural Alpha Interferon it makes, uses, and sells in the United States and the rest of the world and to market its products for the treatment of additional indications. See "Risk Factors -- Potential

Patent Infringement Claims," "Business -- ALFERON N Injection -- Patents and Licenses," and "Business -- ALFERON N Injection -- Royalty Obligations."

     Clinical Trials

     The Company has conducted and is conducting or planning various clinical trials in an effort to obtain approval to market ALFERON N Injection for additional indications in the United States and around the world.

     The Company has recently completed two multi-center, randomized, open-label, dose-ranging Phase 2 clinical trials in patients infected with hepatitis C virus (HCV) and is presently conducting one additional such trial. The objective of these HCV clinical studies is to compare the safety and efficacy of different doses of Natural Alpha Interferon injected subcutaneously in naive (previously untreated), refractory (unsuccessfully treated with recombinant alpha interferon), and relapsing (initially responded to recombinant alpha interferon but later relapsed) patients. The Company believes that the preliminary results of the two completed trials are promising.

     In a recent follow-up analysis of patients in the Walter Reed Phase 1 clinical trial, it was found that an average of 16 months after treatment, CD4 lymphocyte levels (the white blood cells which normally decline in HIV-infected patients) remained essentially unchanged or were higher than at the onset of the trial in 11 of 20 patients. In addition, the amount of HIV detectable in the patients' blood, as measured by a quantitative PCR (Polymerase Chain Reaction) technique, declined in a dose dependent manner (the greatest declines were observed in the highest dose group). Although there can be no assurance that the results of laboratory studies and the Phase 1 clinical trial will be reproduced in a large-scale, controlled clinical trial, based upon the foregoing, the Company believes that Natural Alpha Interferon may have potential clinical value in the treatment of HIV-infected patients. The Company is planning to conduct a multi-center clinical trial with HIV-infected patients, which is expected to commence in 1996.

     Two additional Phase 2 clinical studies are in progress. One is for the treatment of Kaposi's sarcoma in patients with AIDS and the other is a multi-center study in small cell lung cancer patients following successful treatment by conventional chemotherapy. The goal of the small cell lung cancer study is to see if Natural Alpha Interferon can alter the high relapse rate in this disease.

     Based upon encouraging anecdotal data, the Company is planning, subject to obtaining funding or a sponsor, to conduct clinical trials utilizing Natural Alpha Interferon for the treatment of multiple sclerosis, which affects more than 250,000 Americans. See "Business -- ALFERON N Injection -- Clinical Trials for New Indications."

     Commercial sales in the United States or Mexico of ALFERON N Injection for any indication other than the treatment of genital warts, commercial sales outside of the United States and Mexico of ALFERON N Injection for any indication, and commercial sales anywhere in the world of either ALFERON N Gel or ALFERON LDO will be contingent upon the completion of necessary studies and the approval of such products for such uses by the FDA and foreign regulatory authorities. Submissions for regulatory approval to sell ALFERON N Injection for the treatment of genital warts have been filed in various other countries. See "Business -- Governmental Regulation," "Risk Factors -- Regulatory Approvals," and "Risk Factors -- Foreign Regulatory Approvals."

     Although the Company received FDA approval to market ALFERON N Injection in 1989, to date it has had only limited revenue from the sale of ALFERON N Injection. The Company has experienced significant operating losses since its inception in 1980. As of September 30, 1995, the Company had an accumulated deficit of approximately $68.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     August/September Offering

     In August and September 1995, the Company completed the sale of 12,000,000 shares of Common Stock for an aggregate of $14,400,000. Such shares were sold pursuant to a best efforts public offering (the

"August/September Offering"), underwritten by Sunrise Securities Corp. ("Sunrise"), of a minimum of 6,500,000 and a maximum of 12,000,000 shares of Common Stock at a public offering price of $1.20 per share.

     Of the $12,494,000 of net proceeds from the August/September Offering, the Company has used $1,870,000 to repay indebtedness to certain principal stockholders and anticipates that it will use approximately $7,000,000 for research, product development, and clinical trials of the Company's products and the balance for working capital and general corporate purposes. As of February 8, 1996, the Company had an aggregate of $6,100,000 in cash and cash equivalents. Until utilized, such cash and cash equivalents are being invested principally in short-term, interest-bearing investments. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  THE OFFERING

Common Stock offered hereby...............    6,000,000 shares.
Common Stock to be outstanding after the
  Offering................................    40,448,768 shares if 6,000,000 shares are
                                              sold(1).
Use of Proceeds...........................    The Company anticipates that if 3,000,000
                                              shares are sold for an assumed purchase
                                              price of $2.25, approximately $4,000,000,
                                              and if 6,000,000 shares are sold at such
                                              price, approximately $8,000,000, of the
                                              net proceeds of the Offering will be used
                                              for research, product development, and
                                              clinical trials; and the balance will be
                                              used for working capital and general
                                              corporate purposes. See "Use of Proceeds."
NASDAQ SmallCap Market Symbol.............    IFSC.
Risk Factors..............................    Purchase of the Common Stock offered
                                              hereby involves a high degree of risk.
                                              Prospective purchasers should consider
                                              carefully the factors specified under
                                              "Risk Factors."

---------------

(1) Does not include (i) 3,045,350 shares of Common Stock reserved for issuance upon the exercise of options currently outstanding under the Company's stock option plan, (ii) 1,112,941 shares reserved for issuance upon the exercise of currently outstanding warrants, and (iii) 1,123,333 shares reserved for issuance upon the exercise of options issued to Sunrise in connection with the August/September Offering.

                         SUMMARY FINANCIAL INFORMATION
                      (In thousands except per share data)

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                            -------------------   --------------------------------
                                              1995       1994       1994        1993        1992
                                            --------   --------   --------     -------     -------
STATEMENT OF OPERATIONS DATA
Revenues(1)...............................  $    844   $    805   $  1,166     $    51     $ 3,306
Research and development costs, net.......     2,708      3,836      5,196       4,151       3,983
Loss from operations......................    (5,299)    (9,067)   (11,782)     (8,347)     (5,953)
Net loss..................................    (5,310)    (9,285)   (12,078)     (8,460)     (5,997)
Net loss per share of Common Stock........      (.22)      (.48)      (.62)       (.55)       (.42)
Weighted average number of shares of
  Common Stock outstanding................    24,306     19,469     19,594      15,432      14,357

                                                       SEPTEMBER 30, 1995
                                                --------------------------------
                                                               AS ADJUSTED(2)
                                                            --------------------
                                                          3,000,000    6,000,000   DECEMBER 31,
                                                ACTUAL      SHARES       SHARES        1994
                                                -------     -------      -------   ------------
BALANCE SHEET DATA
Total assets..................................  $16,374    $22,576      $28,854      $8,182
Working capital (deficiency)..................    8,973     15,176       21,453        (782)
Current maturities of long-term debt..........       --         --           --         409
Common Stock subject to repurchase
  commitment(3)...............................       --         --           --       2,730
Stockholders' equity..........................   14,888     21,091       27,368       2,979

---------------

(1) Substantially all of the Company's revenues in 1992, 1994, and the nine months ended September 30, 1995 were from sales of ALFERON N Injection to Purdue. Purdue did not purchase ALFERON N Injection from the Company in 1993. Purdue has informed the Company that during 1993, 1994, and the nine months ended September 30, 1995, Purdue sold approximately 23,000, 25,000, and 17,800 vials, respectively, and distributed as free samples approximately 2,800, 2,000, and 300 vials, respectively, of ALFERON N Injection from its inventory. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(2) Adjusted to give effect to the sale of the specified number of shares in the Offering, assuming a sales price of $2.25 per share, selling expenses of 7%, and other expenses of the Offering of $75,000.

(3) Represents the Company's commitment as of December 31, 1994 to purchase shares of Common Stock from Purdue, which commitment terminated upon the completion of the August/September Offering. However, the Company still has the obligation to repurchase 619,994 shares from Purdue for $2,479,976 if the Company decides to exercise an option, which is exercisable until December 31, 1996, to repurchase certain marketing rights from Purdue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

                                  THE COMPANY

     The Company, which was incorporated in Delaware in May 1980, commenced operations in January 1981 by obtaining from National Patent Development Corporation ("NPDC"), a principal stockholder of the Company and then its parent, assets relating to NPDC's programs in human alpha interferon. The Company's principal offices and research and production facilities are located at 783 Jersey Avenue, New Brunswick, New Jersey 08901 and its telephone number is (908) 249-3250.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors, together with the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

     CONTINUING AND INCREASING OPERATING LOSSES; ACCUMULATED DEFICIT. The Company has experienced significant operating losses since its inception in 1980. As of September 30, 1995, the Company had an accumulated deficit of approximately $68.1 million. For the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993, and 1992, the Company had losses from operations of approximately $5.3 million, $11.8 million, $8.3 million, and $6.0 million, respectively. The Independent Auditors' Report on the Company's 1994 financial statements indicates that the accumulated deficit and operating losses raise substantial doubt about the Company's ability to continue as a going concern.

     Although the Company received approval to market ALFERON N Injection for the treatment of genital warts from the FDA in October 1989 and from the comparable Mexican regulatory authority in December 1994, it has had only limited revenue from the sale of ALFERON N Injection to date. In order for the Company to operate profitably, the Company must sell significantly more ALFERON N Injection. Increased sales will depend primarily upon the expansion of existing markets and/or successful attainment of FDA approval to market ALFERON N Injection for additional uses, of which there can be no assurance. See "Products Under Development" below in this section. There can be no assurance that sufficient quantities of ALFERON N Injection will be sold to allow the Company to operate profitably. Moreover, the Company cannot market ALFERON N Injection in other markets or for such other uses unless appropriate regulatory approvals are obtained.

     FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The Company will require substantial funds to conduct research and development and preclinical and clinical testing, to market its products, and, if it decides to do so, to exercise an option, which is exercisable until December 31, 1996, to repurchase certain marketing rights from Purdue. The cash required to exercise such option and to repurchase certain shares of Common Stock from Purdue (which repurchase is required in connection with the exercise of the option) is $5,029,133, subject to reduction under certain circumstances. See "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue." For the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993, and 1992, the cash utilized by the Company's operations was approximately $5.4 million, $7.8 million, $7.8 million, and $4.4 million, respectively. In January 1994, the Company amended certain agreements with Purdue pursuant to which the Company agreed to bear the costs of conducting clinical trials required to develop new indications for ALFERON N Injection, most of which costs previously had been borne by Purdue. The Company's future capital requirements will depend on many factors, including: continued scientific progress in its drug development programs; the magnitude of these programs; progress with preclinical testing and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in filing, prosecuting, and enforcing patent claims; competing technological and market developments; changes in its existing research relationships; the ability of the Company to establish collaborative arrangements; and effective commercialization activities and arrangements.

     Management believes that the cash currently available will be sufficient to enable the Company to continue operations until approximately December 1996, although no assurance can be given in this regard. To fund the Company's operations beyond such date and, if it decides to do so, to exercise the option to repurchase certain marketing rights from Purdue and to repurchase certain shares of Common Stock from Purdue, the Company will require additional funding, whether through financial markets (including through the Offering) or collaborative or other arrangements with corporate partners or from other sources, which may not be available when needed or on terms acceptable to the Company. Insufficient funds will require the Company further to delay, scale back, or eliminate certain or all of its research and development programs or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself or to shut down or curtail its manufacturing facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     NO GUARANTEED SOURCE OF REQUIRED MATERIALS. The Company uses a number of essential materials in the production of Natural Alpha Interferon, including human white blood cells, and has limited sources from which to procure such materials. The Company does not have long-term agreements for the supply of most of such materials. There can be no assurance that long-term supply agreements covering essential materials can be entered into on commercially reasonable terms, if at all. Although the Company currently obtains human white blood cells from several sources, the loss of any one source of supply could have a material adverse effect on the Company. In such event, the Company may be required to scale back its operations or stop manufacturing such product. The costs and availability of products and materials required by the Company for the commercial production of ALFERON N Injection and other products which the Company may commercially produce are subject to fluctuation depending on a variety of factors beyond the Company's control, including competitive factors, changes in technology, and FDA and other governmental regulation and there can be no assurance that the Company will be able to obtain such products and materials on terms acceptable to the Company or at all.

     DEPENDENCE ON CERTAIN DISTRIBUTORS; LIMITED MARKETING PROGRAM. The Company currently has marketing arrangements for the distribution of ALFERON N Injection in North America and several countries outside of North America. Unless the Company enters into marketing arrangements with other companies or develops its own sales force, the Company will be dependent on the ability of its current distributors to sell sufficient quantities of ALFERON N Injection to allow the Company to operate profitably. There can be no assurance that the Company will be able to enter into any such marketing arrangements on acceptable terms, if at all. See "Business -- ALFERON N Injection -- Marketing and Distribution" and "Business -- Products under Development -- ALFERON N Gel and ALFERON
LDO -- Sales and Marketing Staff."

     The Company has obtained an option, exercisable until December 31, 1996, to reacquire from Purdue marketing rights for ALFERON N Injection in the United States and Canada. The Company is exploring the possibility of entering into a marketing arrangement with a new marketing partner for ALFERON N Injection in the United States and Canada. However, there can be no assurance that a new marketing partner will be found. If the Company exercises such option and another such arrangement is not entered into, the Company would be left without a marketing arrangement for ALFERON N Injection in the United States and Canada. See "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

     PRODUCTS UNDER DEVELOPMENT. The Company's products under development include (i) ALFERON N Injection for the potential treatment of HIV, hepatitis C, hepatitis B, multiple sclerosis, cancers, and other indications, (ii) ALFERON N Gel for the potential treatment of cervical dysplasia, recurrent genital herpes, other viral diseases, and cancers, and (iii) ALFERON LDO for the potential treatment of certain symptoms of patients infected with the HIV virus and the treatment of other viral diseases. However, there can be no assurance that these products will be cost-effective, safe, and effective treatments for these diseases, and there is no assurance of receiving regulatory approvals to market these products. The Company cannot market such products until such approvals are obtained. Even if such approvals are obtained, there can be no assurance that any of these products will be successful or will produce significant revenues or profits for the Company. The ability of the Company to become profitable depends on the successful commercial development of these products.

     POTENTIAL ADVERSE SIDE EFFECTS. The Company is engaged in the manufacture and sale of a single FDA approved product, ALFERON N Injection for the treatment of refractory or recurring external genital warts in adults. In clinical trials conducted for the treatment of genital warts with ALFERON N Injection, patients have not experienced serious adverse side effects; however, there can be no assurance that unexpected or unacceptable adverse side effects will not be found in the future for this use or other potential uses of this product or for any other product the Company might develop which could threaten or limit such product's usefulness. See "Risk of Product Liability" below.

     SUBSTANTIAL COMPETITION. In the United States, the Company currently competes with Schering-Plough Corp.'s ("Schering") injectable recombinant interferon product and other therapies in the treatment of genital warts. If and when the Company obtains additional approvals of uses of its products, it expects to compete primarily on the basis of product performance and price with Schering and a number of additional pharmaceutical companies, both in the United States and abroad, including Hoffmann, Roche, Amgen Inc., and Burroughs Wellcome Co. The Company's potential competitors have developed or may develop products (containing either alpha interferon or other therapeutic compounds) or other treatment modalities for those uses. Many of the Company's potential competitors are among the largest pharmaceutical companies in the world, are well known to the public and the medical community, and have substantially greater financial resources, product development, and manufacturing and marketing capabilities than the Company or its marketing partners. Schering's recombinant interferon product has achieved market dominance for the treatment of hepatitis C and hepatitis B in the United States and other markets, and there can be no assurance that, if the Company is able to obtain regulatory approval of ALFERON N Injection for the treatment of those diseases, it will be able to achieve any significant penetration into those markets. In addition, because certain of the competitive products are not dependent on a source of human blood cells, such products may be able to be produced in greater volume and at a lower cost than ALFERON N Injection and the Company's other Natural Alpha Interferon formulations. Currently, the Company's wholesale price on a per unit basis of ALFERON N Injection is substantially higher than that of the competitive recombinant alpha interferon products. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company, or developing products that are more effective than those proposed to be developed by the Company. While the Company will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others or other medical advances will not render the Company's technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies. See
"Business -- ALFERON N Injection -- Competition," "Business -- Products under Development -- ALFERON N Gel," and "Business -- Products under
Development -- ALFERON LDO."

     POTENTIAL PATENT INFRINGEMENT CLAIMS. On March 5, 1985, the United States Patent and Trademark Office issued a patent to Hoffmann claiming purified human alpha (leukocyte) interferon (regardless of how it is produced). On May 6, 1994, the United States Patent and Trademark Office issued an Office Action in Reexamination on the Hoffmann patent and rejected all of the 14 claims in the Hoffmann patent. Claims in a patent under reexamination are valid and enforceable until such time as a final disposition on the claims is reached. On July 11, 1994, Hoffmann filed a response objecting to the Patent Office's rejection of such claims. On July 20, 1995, the Patent Office issued another Office Action in Reexamination on the Hoffmann patent and rejected three of the claims in the Hoffmann patent and concluded that the remaining 11 claims are patentable. In November 1995, Hoffmann filed another response objecting to the Patent Office's rejection of such three claims. The outcome of such reexamination of the Hoffmann patent cannot be determined at this time. Roche, the parent of Hoffmann, also has been issued patents covering human alpha interferon in many countries throughout the world. As of March 31, 1995, the Company obtained a non-exclusive license from Hoffmann and Roche which grants the Company the worldwide rights to make, use, and sell, without a potential patent infringement claim from Hoffmann or Roche, any formulation of Natural Alpha Interferon. If Hoffmann's United States patent, or the claims in such patent which the marketing of Natural Alpha Interferon products by the Company might infringe, were found to be invalid, the royalty payable by the Company to Hoffmann and Roche on net sales of Natural Alpha Interferon products in the United States would be eliminated, but potential competitors of the Company may be more likely to enter the market. The license permits the Company to grant marketing rights with respect to Natural Alpha Interferon products to third parties, except that the Company cannot grant marketing rights with respect to injectable products in any country in which Hoffmann or Roche has patent rights covered by the license to any third party not listed on a schedule of approximately 50 potential marketing partners without the consent of Hoffmann and Roche, which consent cannot be unreasonably withheld. There can be no assurance that the Company will not want to grant such marketing rights to a third party not listed on such schedule, or that Hoffmann and Roche will not withhold the required consent. In addition, if such license were terminated, the Company may be subject to a patent infringement lawsuit by Hoffmann and Roche if it continued to market Natural Alpha Interferon products. If such a suit were brought, the Company would have to either counterclaim to attempt to invalidate the Hoffmann and Roche patents or prove that it did not infringe such patents. See "Business -- ALFERON N Injection -- Patents and Licenses" and "Business -- ALFERON N
Injection -- Royalty Obligations."

     In addition, there may have been other patent applications filed in the United States and in foreign countries, some of which may have been filed by potential competitors of the Company, with respect to the technologies and/or products which may be required by the Company to produce its current and proposed products. If any of such patents issue in the United States or in foreign countries in a form which covers the Company's products or processes, the Company would be required to obtain licenses under such patents in connection with the domestic and international commercialization of such products. There can be no assurance that the Company could obtain licenses under any of such patents if so issued, particularly if they were issued to companies directly in competition with the Company, or that, even if the Company could obtain licenses, it could do so on commercially reasonable terms.

     If the sale or use of any of the Company's products were to become the basis of a patent infringement lawsuit, assuming the Company could not obtain a license on satisfactory terms, the Company may be required to incur substantial litigation expenses, and such litigation could also consume substantial management time, which could have a material adverse effect upon the financial condition of the Company even if it were to be successful in the litigation. If the Company proved unsuccessful in such litigation, it may be required to pay a royalty for the use of the claimed patents or cease producing the products and redevelop the products in such a way as to avoid infringing any claimed patent rights. There can be no assurance in such case that the Company could obtain a license under such patents on commercially reasonable terms or at all, or that it could successfully redevelop the products to fall outside the scope of the claim.

     It is the Company's policy to seek licenses if it believes that the terms of such licenses, when weighed against the expense and uncertainties of potential litigation, are cost effective.

     POSSIBLE INABILITY TO PROTECT TECHNOLOGY. To a significant extent, the ability of the Company to protect its rights in any products or technology it may develop depends upon its ability to obtain suitable patent or similar protection. The ability of the Company to obtain patents, and the nature, extent, and enforceability of the intellectual property rights that are obtained as a result of the Company's research, involve complex legal and factual issues. New technology and products developed by the Company may not qualify for patent protection or, if they do qualify, may be subject to challenge or to protracted judicial proceedings. In addition, the Company may determine not to seek additional patent or other protection for its technology or products. It is not certain that other patents will be issued or, if issued, that they will afford the Company protection from competitive products. Although the Company's practice is to require its technical and scientific employees and consultants to execute confidentiality agreements covering proprietary information, there can be no assurance that others will not independently make similar discoveries or otherwise obtain access to proprietary information of the Company. In addition, the Company has a non-exclusive license agreement with Hoffmann and Roche which enables the Company to sell its products. There can be no assurance that Hoffmann or Roche has not granted or will not grant a similar license to another company with considerably greater financial, technical, and marketing resources than the Company or that Hoffmann or Roche will not enter the market itself with a competitive product.

     While the Company has several patent applications pending, it does not currently have significant patent protection for its products or technology. In addition, even if such protection were obtained, it is possible that others have or may develop equivalent or superior products or technologies which would not fall within the scope of the Company's patent claims or which might involve inventions similar in scope to those of the Company for which patent or similar rights are obtained by others prior to the time that the Company is able to do so. See "Business -- ALFERON N Injection -- Patents and Licenses" and
"Business -- Products under Development -- ALFERON N Gel and ALFERON
LDO -- Patents and Licenses."

     REGULATORY APPROVALS. The production and marketing of the Company's products in the United States, as well as its ongoing research and development activities, are subject to regulation by governmental agencies, most significantly the FDA. Such regulation includes requirements for obtaining FDA approval prior to marketing each of its products in the United States. In order to obtain such FDA approval, the Company must demonstrate, among other things, the safety and efficacy of each product through pre-clinical and clinical testing. Obtaining such approvals is a time-consuming process and requires the expenditure of substantial resources. Each facility in which the products are produced and packaged, whether operated by the Company or a third party, must meet the FDA's standards for current good manufacturing practices and must also be approved prior to marketing any product produced or packaged in such facility. Any significant change in the production process which may be commercially required, including changes in sources of certain raw materials, or any change in the location of the production facilities will also require FDA approval. To the extent a portion of the manufacturing process for a product is handled by an entity other than the Company, the Company must similarly receive FDA approval for the participation by such third party in the manufacturing process. For example, the Company has entered into an agreement with Sanofi pursuant to which Sanofi formulates and packages ALFERON N Injection. The Company presently has a biologic establishment license for the facilities in which it produces ALFERON N Injection, which includes the facilities in which Sanofi formulates and packages ALFERON N Injection. If the Company's or Sanofi's present manufacturing facilities were damaged or destroyed or the Company's arrangements with Sanofi were terminated, there can be no assurance that FDA approval could be obtained for another facility or that another facility could be built and approved on a timely basis or on commercially reasonable terms. Delays in obtaining, or the failure to obtain, any necessary regulatory approvals could have a material adverse effect on the Company's ability to develop, produce, and sell its products. In addition, failure of the Company to comply in any respect with FDA requirements with respect to the production and marketing of drug products can subject the Company to potential civil and criminal penalties and its products to seizure and other civil enforcement action. Because of the uncertain nature of many of these requirements, there can be no assurance that regulatory problems of this type will not occur. See "Business -- Governmental Regulation."

     FOREIGN REGULATORY APPROVALS. To market its products outside of the United States, the Company is subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. At present, foreign marketing authorizations are applied for at a national level, although certain registration procedures are available within the European Union (the "EU") to companies wishing to market a product in more than one EU member country. If a regulatory authority is satisfied that adequate evidence of safety, quality, and efficacy has been presented, marketing authorization is usually granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above. Approval by the FDA does not ensure approval by other countries. There can be no assurance that the Company's products will receive such approvals. In addition, in most cases, the Company may not export its products for commercial sale for any use other than an FDA-approved use except that the FDA may under certain circumstances authorize exportation of such products to one or more of 21 specifically-approved countries. However, these FDA export restrictions generally do not apply if the Company's products are manufactured outside the United States. At the present time, the Company does not have any foreign manufacturing facilities.

     In May 1990, the Company's licensee applied for a product license in the United Kingdom for the use of ALFERON N Injection for the intralesional treatment of refractory or recurring external genital warts in patients 18 years of age or older. In October 1991, the Committee on Safety of Medicines informed the Company's licensee that it might be unable to advise the Licensing Authority to grant a product license. Subsequent oral and written representations made by the Company to the Committee resolved certain of the issues raised by the Committee, but the Committee believed that additional information and possibly clinical work would be necessary to resolve certain other quality and safety issues and determined to advise the Licensing Authority not to grant a product license at that time. The Company's licensee was entitled to appeal this recommendation and has done so. The Company can appear before or make written representations to the Committee about such advice, but has not done so because of a lack of funds. The Company is considering whether to continue to pursue this appeal or to have the Company's licensee withdraw the product license application. The Company could submit a new application for the same use or for another use if and when sufficient clinical data is available. There can be no assurance, however, that approval of the use of ALFERON N Injection for the treatment of genital warts or any other indication will be obtained even if it is pursued.

     UNCERTAINTY OF PHARMACEUTICAL PRICING AND RELATED MATTERS; NEED FOR REIMBURSEMENT. The future revenues and profitability of, and availability of capital for, biotechnology companies may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, the pricing and profitability of prescription pharmaceuticals is subject to government control. In Japan, which is currently the world's largest market for interferon products, the government imposed price cuts ranging from 13.5% to 22.7% in 1994 on certain interferon products then being marketed in Japan. The Company cannot predict whether similar price cuts will be imposed on any of the Company's products in Japan or in any other country at such time as such products are being marketed in such country or the size or duration of any cuts that may be imposed. However, there can be no assurance that any such cuts will not have a material adverse effect on the Company's future results of operations. There have been, and the Company expects there to continue to be, a number of United States federal and state proposals to implement similar government control. It is uncertain what form any health care reform legislation may take or what actions the federal, state, and private payors may take in response to the suggested reforms. The Company cannot predict when any suggested reforms will be implemented, if ever, or the effect of any implemented reform on the Company's business. There can be no assurance, however, that any implemented reform will not have a material adverse effect on the Company's future results of operations. The Company's long-term ability to market its products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from public and private health insurers and other organizations. Third-party payors are increasingly challenging the prices of medical products and services. The reimbursement status of newly-approved health care products is highly uncertain, and there can be no assurance that third-party coverage will be available or that available third-party coverage will enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. While recombinant alpha interferon products can be produced at a lower cost per unit than the Company's formulations of Natural Alpha Interferon products, until dose regimens and treatment durations are determined, the Company is unable to determine whether the cost of treatment with the Company's products will be greater, equal to, or less than the cost of competing treatments.

     ROYALTY OBLIGATIONS. The Company is a party to certain license agreements pursuant to which it is obligated to pay royalties based upon the commercial exploitation of its products. Royalty payments under such license agreements with respect to ALFERON N Injection, ALFERON N Gel, and ALFERON LDO could aggregate up to 9.5%, 13.5%, and 19.5%, respectively, of the Company's net sales of such products. See "Business -- ALFERON N Injection -- Royalty Obligations" and "Business -- Products under Development -- ALFERON N Gel and ALFERON LDO -- Royalty Obligations." In addition, under the terms of a marketing agreement, the Company may be obligated to pay an additional royalty equal to a maximum of 3% of the net sales of ALFERON N Injection in certain territories. See
"Business -- ALFERON N Injection -- Marketing and Distribution." Such royalty obligations, together with any additional royalties which may be payable by the Company, may limit the Company's marketing strategies and prevent it from obtaining adequate profit margins and could have a material adverse effect on the commercial exploitation of the Company's products.

     In connection with the acquisition of certain intellectual property and technology rights from NPDC, the Company agreed to pay NPDC a royalty of $1 million. Such amount is payable if and when the Company generates income before income taxes, limited to 25% of such income before income taxes per year until such amount is paid in full. See "Certain Transactions -- Agreements with NPDC -- Transfer Agreement."

     LIMITED PRODUCTION EXPERIENCE. Although the Company has produced ALFERON N Injection in accordance with its commercial requirements, it has never produced ALFERON N Injection at levels which would allow the Company to operate profitably. There can be no assurance that, if the Company's commercial requirements increase to such levels, the Company will be able to produce ALFERON N Injection at such levels and at a competitive price.

     RISK OF PRODUCT LIABILITY. The Company's products have undergone or will undergo extensive clinical testing prior to the granting of any regulatory approval for the purpose, among other things, of determining the safety of such products. The Company may sell products which cause unexpected adverse reactions or result in an allergic or other reaction or which are alleged to have unacceptable adverse side effects. Product liability risk is inherent in the testing, manufacture, marketing, and sale of the Company's products, and there can be no assurance that the Company will be able to avoid significant product liability exposure. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such unexpected reactions, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. The Company has a product liability insurance policy in the amount of $10,000,000. Although the Company believes this amount is sufficient, there is no assurance that the Company will be able to maintain such coverage, and even if it does maintain it, in the event that the Company becomes subject to liability claims in excess of any insurance coverage it may have in effect, the Company may not have sufficient assets or liquidity to satisfy such claims which could result in the Company's inability to continue its operations. Furthermore, any published reports or rumors suggesting a link between a Company product and injury to a person could be expected to materially impair the Company's ability to market such product.

     RETENTION OF KEY PERSONNEL. Because of the specialized scientific nature of the Company's business, it is necessary to attract and retain personnel with a wide variety of scientific capabilities. Competition for such personnel is intense. There can be no assurance that the Company will continue to attract and retain personnel of high scientific caliber. None of the Company's key employees have employment agreements. The Company does not maintain key man life insurance for any of its key employees and does not intend to obtain such insurance. The Company's loss of services of certain of its employees or other members of its staff could have a material adverse effect on the Company's operations. See "Business -- Research Staff and Employees" and "Management."

     CONTROL BY PRINCIPAL STOCKHOLDERS; CONFLICTS OF INTEREST. Based, in part, on Schedule 13Ds filed by beneficial owners of the Company's securities with the Commission, as of February 8, 1996, NPDC, David Blech, five trusts of which Mr. Blech is the income beneficiary but not the trustee (the "Blech Trusts"), and Biotechnology Investment Group L.L.C. beneficially owned approximately 21.7%, 2.3%, 7.3%, and 7.9%, respectively, of the outstanding shares of Common Stock, certain of which shares have been pledged to their respective banks as collateral to secure indebtedness owed to such banks.

     Certain conflicts of interest may arise as a result of NPDC's stock ownership in the Company and certain related transactions between the Company and NPDC. Furthermore, certain officers of the Company also serve as officers of NPDC and may have conflicts of interests in allocating management time, services, and functions between the Company and NPDC. Presently, Samuel H. Ronel, Ph.D., Vice Chairman, Stanley G. Schutzbank, Ph.D., President, Lawrence
M. Gordon, Chief Executive Officer and General Counsel, Drew R. Stoudt, Vice President Regulatory Affairs and Quality, and Donald W. Anderson, Controller, devote a portion of their time to the business of NPDC, which includes some overlapping responsibilities for the benefit of the Company. In addition, certain directors of NPDC also serve as directors of the Company. Transactions in which certain members of the Board of Directors or principal stockholders of the Company may have a conflict of interest must be approved by a majority of the disinterested directors. See "Principal Stockholders," "Certain Transactions," "Description of Securities," and "Business -- ALFERON N
Injection -- Marketing and Distribution -- Agreements with Purdue."

     PREFERRED STOCK. The Company's charter provides for 5,000,000 authorized but unissued shares of Preferred Stock, the rights, preferences, qualifications, limitations, and restrictions of which may be fixed by the Board of Directors without any further vote or action by the stockholders. The ability to issue the Preferred Stock could have the effect of delaying, deferring, or preventing a change of control of the Company.

     SHARES AVAILABLE FOR FUTURE SALE; UNDERWRITER'S PURCHASE OPTIONS. The Company, the Company's directors and officers (who own in the aggregate 18,100 shares of Common Stock and options and warrants to purchase 2,203,050 shares of Common Stock), and the Company's principal stockholders (who own in the aggregate 13,513,816 shares of Common Stock and no options and warrants to purchase shares of Common Stock), have agreed (subject to certain exceptions) not to sell, directly or indirectly, any of their shares of Common Stock or other equity securities of the Company for periods ranging from six to 24 months from August 14, 1995, without the consent of Sunrise and the Company. However, certain of such principal stockholders have pledged an aggregate of 9,685,482 shares of Common Stock beneficially owned by them to their respective banks as collateral to secure indebtedness owed to such banks. Any shares acquired by lenders pursuant to such pledge arrangements would not be subject to any agreements not to sell. In addition, any shares held by a principal stockholder who was in bankruptcy proceedings might be released, in the discretion of the bankruptcy court, from any agreement not to sell. Moreover, Sunrise and the Company may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to agreements not to sell. On the expiration of the agreements not to sell, and subject to the pledge arrangements, the principal stockholders may sell certain of the shares of Common Stock held by them pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise. In addition, certain of the principal stockholders have certain demand and/or "piggyback" registration rights with respect to the Common Stock beneficially owned by them. The sale of a significant number of shares of Common Stock, whether by the principal stockholders, the lenders pursuant to such pledge arrangements, or otherwise, may adversely affect the market price of the Common Stock. See "Principal Stockholders" and "Certain Transactions."

     The Company currently has outstanding options to purchase 4,168,683 shares (including options held by Sunrise for 1,123,333 shares) and warrants to purchase 1,112,941 shares of Common Stock. For the life of the outstanding options and warrants, the holders are given, at nominal cost, the opportunity to profit if the price for the Common Stock in the public market exceeds the exercise price of the options or warrants, without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. If the public market price of the Common Stock does not rise above the exercise price of the options or warrants during the exercise period, then such securities will expire worthless. As long as the outstanding options and warrants remain unexercised, the terms under which the Company could obtain additional capital may be adversely affected. Moreover, the holders of these securities may be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of its securities on terms more favorable than those provided by these securities.

     In addition, if the Company exercises its option to repurchase certain marketing rights from Purdue, the Company will issue 750,000 shares of Common Stock to Purdue which the Company has agreed to utilize its best efforts to ensure will be registered and freely tradeable. See "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

REGISTRATION RIGHTS

     The Company has granted demand and/or "piggyback" registration rights with respect to an aggregate of 9,087,424 shares (or options or warrants to purchase shares) of Common Stock. In March 1995, holders exercised demand registration rights with respect to an aggregate of 610,000 shares of Common Stock. Upon exercise of such rights, the Company was required, as expeditiously as reasonably possible, to prepare and file with the Commission a registration statement with respect to such shares. Such shares were included in a registration statement (the "Selling Stockholders' Registration Statement") that was declared effective by the Commission on December 26, 1995 and the Company believes that it has complied with its obligations; however, the holders of such shares may commence litigation alleging that the Company has breached its obligations. In addition, the holder of warrants to purchase 61,000 shares of Common Stock at a purchase price of $2.70 per share had the right to receive notice from the Company of the August/September Offering and of this Offering and to have its warrants or the underlying shares of Common Stock included in the related registration statements. The Company did not furnish such notice to such holder, and such holder may commence litigation as a result, even though such shares also are included in the Selling Stockholders' Registration Statement. The Company is unable to predict whether any such litigation will be commenced and, if it is, the outcome of such litigation.

     VOLATILITY OF SHARE PRICE; LACK OF LIQUIDITY. There has been significant volatility in the market prices for publicly traded shares of biotechnology companies, including the Company. There can be no assurance that the price of the Common Stock will remain at or exceed current levels. Factors, such as announcements of technological or product developments by the Company or its competitors, governmental regulation, or patent or proprietary rights developments, may have a significant impact on the market price of the Common Stock.

     Effective August 3, 1995, the trading market for the Common Stock was changed from the NASDAQ National Market System to the NASDAQ SmallCap Market because of the failure of the Company to satisfy the listing requirements for the NASDAQ National Market System. The liquidity of the Common Stock may be adversely affected by such change.

     DILUTION. Based on the net tangible book value per share of the Common Stock as of September 30, 1995, investors in the Offering will likely experience substantial dilution per share from the public offering price. See "Dilution."

     DIVIDENDS ON COMMON STOCK UNLIKELY. The Company does not, in the foreseeable future, anticipate paying any dividends on the Common Stock. See "Price Range of Common Stock and Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be $6,203,000 if 3,000,000 shares are sold and $12,480,000 if 6,000,000 are sold, assuming that the offering price of the Common Stock is $2.25 per share, selling expenses are 7%, and other expenses of the Offering are $75,000. There can be no assurance that any of the shares offered hereby by the Company will be sold or that the Company will receive the assumed sales price of $2.25 per share for any shares sold.

     The Company anticipates that of the estimated net proceeds of $6,203,000 if 3,000,000 shares are sold, it will use approximately $4,000,000 for research, product development, and clinical trials of the Company's products and the balance for working capital and general corporate purposes. The Company anticipates that of the estimated net proceeds of $12,480,000 if 6,000,000 shares are sold, it will use approximately $8,000,000 for research, product development, and clinical trials of the Company's products and the balance for working capital and general corporate purposes. The Company reserves the right to reapportion the net proceeds of the Offering among the foregoing categories or to other uses if it determines that to do so would be in the best interests of the Company.

     Until utilized, the proceeds of the Offering are expected to be invested principally in short- and medium-term, interest-bearing investments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ SmallCap Market under the symbol IFSC. Effective August 3, 1995, the trading market for the Common Stock was changed from the NASDAQ National Market System to the NASDAQ SmallCap Market because of the failure of the Company to satisfy the listing requirements for the NASDAQ National Market System. The following table sets forth for each period indicated the high and low sales prices for the Common Stock as reported on the NASDAQ National Market System through August 2, 1995 and on the NASDAQ SmallCap Market commencing August 3, 1995.

                                                                            HIGH     LOW
                                                                            ---      ---
        1994
             First Quarter................................................   5 3/8   3 5/8
             Second Quarter...............................................   4 1/8   2 3/4
             Third Quarter................................................   3 7/8   1 1/2
             Fourth Quarter...............................................   2 5/8   1 1/4
        1995
             First Quarter................................................   3       1 5/16
             Second Quarter...............................................   2 1/2   1 11/16
             Third Quarter................................................   2 3/4   1 11/16
             Fourth Quarter...............................................   3 3/32  1 9/16
        1996
             First Quarter (through February 9, 1996).....................   2 9/16  1 1/2

     On February 9, 1996, the last reported sale price of the Common Stock was $2 11/32 per share. As of February 9, 1996, the Company had 838 stockholders of record.

     The Company has not paid any dividends on the Common Stock since its inception and does not contemplate paying dividends on the Common Stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of September 30, 1995 and (ii) as adjusted to give effect to the sale of 3,000,000 and 6,000,000 shares of Common Stock in the Offering (assuming that the offering price of the Common Stock is $2.25 per share, selling expenses are 7%, and other expenses of the Offering are $75,000, and assuming no other changes in the capitalization after September 30, 1995). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue," and "Certain Transactions -- Other Transactions."

                                                            SEPTEMBER 30, 1995 (UNAUDITED)
                                                     --------------------------------------------
                                                                             AS ADJUSTED
                                                                     ----------------------------
                                                                      3,000,000       6,000,000
                                                        ACTUAL          SHARES          SHARES
                                                     ------------    ------------    ------------
Stockholders' equity:
  Preferred Stock, par value $.01 per share,
     5,000,000 shares authorized; none issued and
     outstanding...................................            --              --              --
  Common Stock, par value $.01 per share,
     55,000,000 shares authorized; 34,448,768
     shares issued and outstanding; 37,448,768 and
     40,448,768 shares issued and outstanding, as
     adjusted(1)...................................  $    344,488    $    374,488    $    404,488
Capital in excess of par value.....................    82,641,859      88,814,859      95,061,859
Accumulated deficit................................   (68,098,259)    (68,098,259)    (68,098,259)
                                                     ------------    ------------    ------------
          Total stockholders' equity...............  $ 14,888,088    $ 21,091,088    $ 27,368,088
                                                     ------------    ------------    ------------
  Total capitalization.............................  $ 14,888,088    $ 21,091,088    $ 27,368,088
                                                     ============    ============    ============

---------------
(1) Does not include (i) 2,864,350 shares of Common Stock reserved for issuance upon the exercise of options outstanding under the Company's stock option plan, (ii) 1,112,941 shares reserved for issuance upon the exercise of currently outstanding warrants, and (iii) 1,123,333 shares reserved for issuance upon the exercise of options issued to Sunrise in connection with the August/September Offering.

The Company has no short-term or long-term debt or material long-term lease obligations.

                                    DILUTION

     As of September 30, 1995, the net tangible book value of the Company was $14,553,554, or $.42 per share of Common Stock outstanding. Net tangible book value per share is determined by dividing the tangible net worth of the Company (tangible assets less liabilities) by the number of shares of Common Stock outstanding. After giving effect to the sale of 3,000,000 shares in the Offering (assuming that the offering price of the Common Stock is $2.25 per share, selling expenses are 7%, and other expenses of the Offering are $75,000, and assuming no other changes in the net tangible book value after September 30,
1995), the adjusted net tangible book value of the Company as of September 30, 1995 would have been $20,756,054 ($27,033,554 if 6,000,000 shares are sold in the Offering) or $.55 ($.67 if 6,000,000 shares are sold in the Offering) per share. This represents an immediate increase in net tangible book value of $.13 ($.25 if 6,000,000 shares are sold in the Offering) per share to current stockholders and an immediate dilution of $1.70 ($1.58 if 6,000,000 shares are sold in the Offering) per share to new investors purchasing shares of Common Stock.

     The following table summarizes such per share dilutive effect:

                                                                  3,000,000          6,000,000
                                                                    SHARES             SHARES
                                                                --------------     --------------
Assumed offering price(1).....................................           $2.25              $2.25
  Net tangible book value per share before the Offering.......  $.42               $.42
  Increase attributable to shares offered hereby(2)...........   .13                .25
                                                                ----               ----
Adjusted net tangible book value per share after the
  Offering....................................................             .55                .67
                                                                         -----              -----
Dilution to new investors(3)..................................           $1.70              $1.58
                                                                         =====              =====

---------------

(1) Before deduction of selling expenses and other expenses of the Offering to be paid by the Company.

(2) After deduction of assumed selling expenses and other expenses of the Offering to be paid by the Company.

(3) Dilution represents the difference between the assumed offering price per share and the adjusted net tangible book value per share after giving effect to the Offering.

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth the selected financial data of the Company as of September 30, 1995 and December 31, 1994, 1993, 1992, 1991, and 1990, and
for the nine months ended September 30, 1995 and 1994 and for the years ended December 31, 1994, 1993, 1992, 1991, and 1990, and should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this Prospectus. The financial data as of September 30, 1995 and for the nine months ended September 30, 1995 and September 30, 1994 are unaudited and reflect all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to present fairly the data as of such date and for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year. The financial data as of and for the five-year period ended December 31, 1994 have been derived from the audited financial statements of the Company.

                                                         NINE MONTHS
                                                            ENDED
                                                        SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                                                      -----------------    -------------------------------------------------
                                                       1995      1994        1994       1993      1992      1991      1990
                                                      -------   -------    --------    -------   -------   -------   -------
                                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues(1).........................................  $   844   $   805    $  1,166    $    51   $ 3,306   $ 2,503   $   622
Research and development costs, net.................    2,708     3,836       5,196      4,151     3,983     3,162     5,596
General and administrative expense..................    1,402     4,078(2)    4,974(2)   2,367     2,113     1,872     1,840
Loss from operations................................   (5,299)   (9,067)    (11,782)    (8,347)   (5,953)   (5,087)   (7,579)
Interest and other income (expense), net............      (11)     (218)       (295)      (113)      (44)     (809)     (735)
Net loss............................................   (5,310)   (9,285)    (12,078)    (8,460)   (5,997)   (5,896)   (8,314)
Net loss per share of common stock..................     (.22)     (.48)       (.62)      (.55)     (.42)     (.62)    (1.34)
Dividends...........................................       --        --          --         --        --        --        --
Weighted average number of shares of Common Stock
  outstanding.......................................   24,306    19,469      19,594     15,432    14,357     9,501     6,212

                                                         SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                                                         -------------    ------------------------------------------------
                                                             1995           1994      1993      1992      1991      1990
                                                         -------------    --------   -------   -------   -------   -------
                                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total assets...........................................     $16,374       $  8,182   $20,301   $21,096   $25,035   $12,001
Current maturities of long-term debt...................          --            409     1,999     2,001     1,188       195
Long-term debt, net of current maturities..............          --             --       138     1,679     3,680     4,409
Common Stock subject to repurchase commitment(3).......          --          2,730        --        --        --        --
Working capital (deficiency)...........................       8,973           (782)    7,985     7,706    12,002    (2,298)
Stockholders' equity...................................      14,888          2,979    17,131    16,157    19,045       608

---------------
(1) Substantially all of the revenues in 1991, 1992, 1994 and the nine months ended September 30, 1995 were from sales of ALFERON N Injection to Purdue. Purdue did not purchase ALFERON N Injection from the Company in 1993. Purdue has informed the Company that during 1993, 1994 and the nine months ended September 30, 1995, Purdue sold approximately 23,000, 25,000, and 17,800 vials, respectively, and distributed as free samples approximately 2,800, 2,000, and 300 vials, respectively, of ALFERON N Injection from its inventory. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

(2) Includes $2,100,000 resulting from the write-off of certain prepaid royalties. See Note 4 of "Notes to Consolidated Financial Statements."

(3) Represents the Company's commitment as of December 31, 1994 to purchase shares of Common Stock from Purdue, which commitment terminated upon completion of the August/September Offering. However, the Company still has the obligation to repurchase 619,994 shares from Purdue for $2,479,976 if the Company decides to exercise an option, which is exercisable until December 31, 1996, to repurchase certain marketing rights from Purdue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Since January 1981, the Company has been primarily engaged in the research and development of pharmaceutical products containing Natural Alpha Interferon for the treatment of viral diseases, cancers, and diseases of the immune system. The Company has experienced significant operating losses since its inception. Although the Company received FDA approval in October 1989 to market ALFERON N Injection in the United States for the treatment of certain genital warts, it has had limited revenues from the sale of ALFERON N Injection to date. ALFERON N Injection currently is marketed and sold in the United States by Purdue and was approved for sale in Mexico in December 1994. In order for the Company to operate profitably, the Company must sell significantly more ALFERON N Injection. Increased sales will depend primarily upon the expansion of existing markets and/or successful attainment of FDA approval to market ALFERON N Injection for additional indications. The Company has primarily financed its operations to date through private placements and public offerings of the Company's securities.

LIQUIDITY AND CAPITAL RESOURCES

     As of February 8, 1996, the Company had an aggregate of $6,100,000 in cash and cash equivalents. Until utilized, such cash and cash equivalents are being invested principally in short-term interest-bearing investments.

     Management believes that the cash currently available will be sufficient to enable the Company to continue operations until approximately December 1996, although no assurance can be given in this regard. To fund the Company's operations beyond such date and, if it decides to do so, to exercise the option to repurchase certain marketing rights from Purdue and to repurchase certain shares of Common Stock from Purdue, the Company will require additional funding, whether from financial markets (including through the Offering) or collaborative or other arrangements with corporate partners or from other sources, which may not be available when needed, or on terms acceptable to the Company. Insufficient funds will require the Company further to delay, scale back, or eliminate certain or all of its research and development programs or license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself or to shut down or curtail its manufacturing facility. In addition to the Offering, management is actively pursuing raising required additional capital by licensing rights to its injectable, topical, or oral formulations of alpha interferon, or entering into collaborative or other arrangements with corporate partners.

     In August and September 1995, the Company completed the sale of 12,000,000 shares of Common Stock for an aggregate of $14,400,000 pursuant to the August/September Offering. Of the $12,494,000 of net proceeds from the August/September Offering, the Company has used $1,870,000 to repay indebtedness to certain principal stockholders and anticipates that it will use approximately $7,000,000 for research, product development, and clinical trials of the Company's products and the balance for working capital and general corporate purposes.

     Between May and August 1995, three principal stockholders of the Company loaned the Company an aggregate of $1,870,000. Such loans bore interest at prime plus 2% and were repaid with a portion of the proceeds of the August/September Offering. See "Certain Transactions -- Other Transactions."

     In April 1995, Amarillo Cell Culture Company, Incorporated and its licensee agreed to purchase an aggregate of $750,000 of the Company's Common Stock at $2.00 per share, all of which cash was received during the second quarter of 1995. See "Business -- Products Under Development -- ALFERON LDO."

     In the first quarter of 1995, the Company concluded an agreement with Fujimoto, a pharmaceutical company located in Osaka, Japan, for the commercialization of the Company's ALFERON N Injection and ALFERON N Gel in Japan. In connection with the agreement, Fujimoto purchased $1,500,000 of the Company's Common Stock at $1.45 per share (the then market price), all of which cash was received during the first quarter of 1995, and agreed to purchase an additional $500,000 of Common Stock on February 6, 1996 at the then market price. Such additional $500,000 of Common Stock has to date not been purchased. Fujimoto has requested that the Company renegotiate such investment agreement and the related commer-cialization agreement. The Company intends to meet with Fujimoto to consider its request. See "Business -- ALFERON N Injection -- Marketing and
Distribution -- Other Marketing and Distribution Arrangements."

     In connection with the amendments to agreements with Purdue as described below, during January 1994, Purdue ordered 45,000 vials of ALFERON N Injection at an agreed upon price. With respect to this order, approximately three-quarters of the purchase price of the vials was payable upon shipment by the Company to Purdue and the balance was payable upon sale by Purdue. A portion of the shipments to fill this order was made on a consignment basis, i.e. the purchase was subject to a right of return until notification by Purdue that such vials have been resold. In June and August 1994, the Company began to fill this order by making shipments of 10,000 and 10,735 vials, respectively, of ALFERON N Injection to Purdue on a consignment basis. In addition, shipments of 5,718, 9,040, and 3,562 vials of ALFERON N Injection were made to Purdue in September 1994, April 1995, and September 1995, respectively, on a non-consignment basis. The 5,945 vial balance of this order was shipped prior to the end of 1995.

     Purdue has informed the Company that from June 1994 through December 31, 1994, it had sold or distributed as free samples approximately 15,800 vials of the 20,735 vials purchased on a consignment basis, and that as of March 1995, Purdue had sold or distributed as free samples the balance of such consignment inventory. Purdue has also informed the Company that during the nine months ended September 30, 1995 and the year ended December 31, 1994, it sold approximately 17,800 vials and 25,000 vials, respectively, and distributed as free samples approximately 300 vials and 2,000 vials, respectively, of ALFERON N Injection from its inventory.

     In January 1994, the Company amended its marketing and distribution agreements with Purdue and related parties. See "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue." Pursuant to such amended agreements, the Company assumed sole responsibility to conduct and fund clinical trials required to obtain FDA approval for additional indications for ALFERON N Injection. Prior to these amendments, Purdue was responsible for the payment of the costs of such clinical trials. The Company anticipates that the expansion of its research and development efforts and clinical trial activities and its assuming responsibility for the conduct and funding thereof will increase operating expenses. The Company intends to seek to enter into joint venture or other arrangements with strategic partners who agree to bear all or part of such expenses.

     In connection with the amendments to the agreements with Purdue, the Company agreed to purchase an aggregate of 994,994 shares of its Common Stock for $3,979,976 ($4.00 per share) from Purdue and two related entities over a period of 19 months. The Company purchased 62,500 of such shares of Common Stock for $250,000 in January 1994 and was obligated to purchase an additional 250,000 shares of Common Stock for $1,000,000 in 1994. In 1994, the Company and Purdue agreed to offset $700,000 owed to the Company by Purdue, for the purchase of ALFERON N Injection during 1994, against the Company's obligation to purchase $1,000,000 of the Company's Common Stock from Purdue in 1994. As of December 31, 1994, $300,000 of this obligation to Purdue had not been paid and was reflected as a current liability on the balance sheet. In addition, as of March 31, 1995, the Company had an additional $67,783 of offsets based upon additional sales of ALFERON N Injection by Purdue leaving $232,217 of this obligation outstanding as of such date. In April 1995, the Company was required to purchase 62,500 shares of Common Stock for $250,000 and on August 31, 1995 (or such earlier date on which the August/September Offering shall have terminated prior to the sale of minimum number of shares of Common Stock) was obligated to purchase 619,994 shares of Common Stock for $2,479,976. As of July 31, 1995, the Company had generated sufficient additional offsets based upon additional sales of ALFERON N Injection to and by Purdue to repay the $232,217 owed to Purdue as of March 31, 1995 and to pay $200,843 of the $250,000 owed to Purdue for the April 1995 stock repurchase. In July 1995, the Company entered into a further amendment to the agreements with Purdue, which became effective upon the sale on August 22, 1995 of the minimum number of shares of Common Stock in the August/September Offering, pursuant to which the balance owed to Purdue for the April 1995 stock repurchase (which had been reduced by further offsets) was forgiven and the Company obtained an option, exercisable until December 31, 1996, to reacquire the remaining marketing and distribution rights from Purdue. The exercise price of the option is $5,029,133, subject to reduction as set forth below, plus 750,000 shares of Common Stock (350,000 shares of Common Stock if the option had been exercised on or before December 31, 1995). The option may not be exercised unless the Company simultaneously purchases any of the 619,994 shares of Common Stock described above then held by Purdue for $4.00 per share. The cash exercise price of the option will be reduced by the aggregate of (i) the amount paid by the Company to Purdue to repurchase any of such 619,994 shares then held by Purdue, (ii) if Purdue sells any or all of such 619,994 shares, which may only be done with the consent of the Company, the amount received by Purdue from such sale, and (iii) the amount by which the transfer price for vials sold by the Company to Purdue exceeds $25 per vial. If the option is not exercised, the Company will no longer have the obligation to repurchase the 619,994 shares. In addition, the parties agreed that the transfer price for each vial will be payable $25 in cash and the balance as an offset to the cash exercise price of the option. If the option is not exercised, such offsets will have no value. See "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1995 versus Nine Months Ended September 30,
1994

     For the nine months ended September 30, 1995, the Company's revenue of $843,601 included $810,433 from the sale of ALFERON N Injection and the balance was derived from sales of research products and other revenues. Revenue of $804,616 for the nine months ended September 30, 1994 included $622,665 from the sale of ALFERON N Injection and the balance was derived from sales of research products, contract research, and other revenues. Notwithstanding the suspension of ALFERON N Injection production during a portion of the nine months ended September 30, 1995 and 1994, the Company recorded cost of goods sold and ongoing production facility costs of $2,032,754 and $1,958,000, respectively.

     Research and development expenses during the nine months ended September 30, 1995 of $2,708,024 decreased by $1,127,630 from $3,835,654 for the same period in 1994, principally because the Company reduced its level of research and product development on ALFERON N Injection. The Company received $136,494 and $112,500 during the nine months ended September 30, 1995 and 1994, respectively, as rental income from NPDC for the use of a portion of the Company's facilities, which offset research and development expenses.

     General and administrative expenses for the nine months ended September 30, 1995 were $1,401,904 as compared to $4,077,853 for the same period in 1994. The decrease of $2,675,949 was principally due to the amortization and subsequent write-off of prepaid royalties totalling $2,100,000 in the 1994 period and decreases in payroll and other expenses in the 1995 period. NPDC provides certain administrative services for which the Company paid NPDC $90,000 for each of the nine month periods ended September 30, 1995 and 1994. In addition, NPDC provides to the Company, at its estimated cost, certain personnel and services which the Company uses in its operations. For the nine months ended September 30, 1995 and 1994, such charges amounted to $838,593 and $959,471, respectively.

     Interest and other income for the nine months ended September 30, 1995 was $69,190 as compared to $148,395 for the same period in 1994. The decrease of $79,205 was due to less funds available for investment in the current period.

     For the nine months ended September 30, 1994, the Company realized a net loss of $223,297 on the sales of marketable securities which resulted from declines in the fair value of the Company's investments in obligations of agencies of the United States Government.

     Interest expense for the nine months ended September 30, 1995 and 1994 was $80,511 and $142,742, respectively. The decrease of $62,231 was due to reduced long-term debt.

     As a result of the foregoing, the Company incurred net losses of $5,310,402 and $9,284,535 for the nine months ended September 30, 1995 and 1994, respectively.

  Year Ended December 31, 1994 versus Year Ended December 31, 1993

     For the year ended December 31, 1994 (the "1994 Period"), the Company's revenues of $1,165,931 included $979,425 from the sale of ALFERON N Injection and the balance from sales of research products, contract research and other revenues. The revenues of $51,323 for the year ended December 31, 1993 (the

"1993 Period') were derived from sales of research products. Cost of goods sold for the 1994 Period was the same as the sales of ALFERON N Injection since the inventory which was sold had been written down to its net realizable value. Notwithstanding the suspension of ALFERON N Injection production during a portion of both the 1994 Period and the 1993 Period, the Company recorded ongoing production facility costs of $1,798,684 and $1,880,563, respectively. For the portion of the 1994 Period during which the facility was operating, these costs primarily represented current production costs in excess of the estimated net realizable value of inventory produced which resulted from limited production volumes.

     Research and development expenses during the 1994 Period of $5,195,699 increased by $1,044,541 from $4,151,158 for the 1993 Period, principally because, effective January 1994, the Company took over the responsibility for conducting and funding the hepatitis C clinical studies from Purdue and increased its level of research and product development of ALFERON N Injection. The Company received $150,000 and $138,996 during the 1994 Period and 1993 Period, respectively, as rental income from NPDC for the use of a portion of the Company's facilities, which offset research and development expenses.

     General and administrative expenses for the 1994 Period were $4,974,224 as compared to $2,366,897 for the 1993 Period. The increase of $2,607,327 was principally due to the amortization and subsequent write-off of prepaid royalties totalling $2,100,000, increases in payroll, and certain costs related to a proposed public stock offering which was not consummated. NPDC provides certain administrative services for which the Company paid NPDC $120,000 for each of the 1994 Period and the 1993 Period. In addition, NPDC provides to the Company, at its estimated cost, certain personnel and services which the Company uses in its operations. For the 1994 Period and the 1993 Period, such charges amounted to $1,194,380 and $895,700, respectively.

     Interest and other income for the 1994 Period was $157,929 as compared to $255,344 for the 1993 Period. The decrease of $97,415 was due to less funds available for investment in the current year.

     For the 1994 Period, the Company realized a net loss of $300,430 from sales of marketable securities which resulted from declines in the fair value of the Company's investments in obligations of agencies of the United States Government. During the 1993 Period, the Company realized a net gain of $3,297 from sales of such investments.

     Interest expense for the 1994 Period and 1993 Period was $152,935 and $371,208, respectively. The decrease of $218,273 was due to reduced long-term debt.

     As a result of the foregoing, the Company incurred net losses of $12,077,537 and $8,459,862 for the 1994 Period and the 1993 Period,
respectively.

  Year Ended December 31, 1993 versus Year Ended December 31, 1992

     For the 1993 Period, the Company's revenue of $51,323 was principally derived from the sale of research products. Revenue of $3,306,397 for the year ended December 31, 1992 (the "1992 Period") included $3,267,351 from sales of ALFERON N Injection and the balance was derived from sales of research products. ALFERON N Injection production was suspended during a portion of the 1993 Period; nevertheless, the Company recorded an idle production facility expense of $1,880,563, which included a $486,000 write-down at December 31, 1993 of finished goods inventories to their estimated net realizable value. Cost of goods sold for the 1992 Period was $3,162,670 resulting in a positive gross margin of $104,681 on sales of ALFERON N Injection.

     Research and development expenses during the 1993 Period of $4,151,158 increased by $167,963 from $3,983,195 during the 1992 Period, principally because the Company increased its level of research and product development. A portion of the increase in research and development was also due to increased activity in support of obtaining regulatory approvals for ALFERON N Injection. The Company received $138,996 and $141,996 during the 1993 Period and 1992 Period, respectively, as rental income from NPDC for the use of a portion of the Company's facilities.

     General and administrative expenses for the 1993 Period were $2,366,897 as compared to $2,113,493 for the 1992 Period. The increase of $253,404 was principally due to increases in expenditures related to exploring foreign marketing interest in ALFERON N Injection and increases in insurance and payroll costs. NPDC provides certain administrative services for which the Company paid NPDC $120,000 for each of the 1993 and 1992 Periods. In addition, NPDC provides to the Company, at its estimated cost, certain shared personnel and services which the Company uses in its operations. For the 1993 and 1992 Periods, such charges amounted to $895,700 and $864,615, respectively. See "Certain Transactions -- Agreements with NPDC."

     Interest and other income for the 1993 Period was $255,344 as compared to $544,322 for the 1992 Period. The decrease of $288,978 was due to a reduction in cash available for investment as well as lower interest rates.

     Interest expense for the 1993 Period and 1992 Period was $371,208 and $563,294, respectively. The decrease of $192,086 was due to a reduction in the 1993 Period in long-term debt.

     As a result of the foregoing, the Company incurred net losses of $8,459,862 and $5,996,855 for the 1993 Period and 1992 Period, respectively.

  Recent Tax and Accounting Developments

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes,"and effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." There was no material effect on the Company's financial condition, results of operations, or cash flows as a result of the adoption of these principles.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Statement 121 requires the Company to estimate the future cash flows expected to result from the use and eventual disposition of its property, plant and equipment, and if the sum of such cash flows is less than the carrying amount of these assets, to recognize an impairment loss to the extent, if any, that the carrying amount of the assets exceeds their fair values. The Company is required to adopt Statement 121 not later than January 1, 1996. The Company believes that, although it has a current period operating loss and a history of operating losses, expected future cash flows derived from these assets will be at least equal to their carrying values, and that no impairment loss will be indicated. The Company bases this assessment both upon expected future product revenues and upon the fact that it completed a major manufacturing facility expansion and purchase of manufacturing equipment in 1991, the cost of which constitutes a major portion of the carrying value of its property, plant and equipment. The Company believes that this expanded facility will be suitable for a number of years without significant repairs.

                                    BUSINESS

THE COMPANY

     The Company is a biopharmaceutical company currently engaged in the manufacture and sale of ALFERON N Injection, the only product approved by the FDA that is based upon Natural Alpha Interferon. ALFERON N Injection is approved for the treatment by injection of certain types of genital warts and is being developed by the Company for the potential treatment of hepatitis C, hepatitis B, HIV, multiple sclerosis, cancers, and other indications. The Company believes that the existing FDA approval of ALFERON N Injection for one indication should facilitate obtaining approvals for other indications. The Company also is developing ALFERON N Gel and ALFERON LDO, the Company's topical and oral formulations of Natural Alpha Interferon.

     Interferons are a group of proteins produced and secreted by cells to combat diseases. Currently, various alpha interferon products, approved for 17 different medical uses in over 60 countries, are, as a group, one of the largest selling of all biopharmaceuticals with estimated 1994 sales in excess of $1.5 billion worldwide. A substantial majority of these sales are for the treatment of hepatitis C, a liver disease affecting several million people worldwide, including two to three million people in the United States and three million people in Japan. As described below, the Company has recently completed two multi-center Phase 2 trials using Natural Alpha Interferon for the treatment of hepatitis C and is presently conducting one other such trial.

     Natural Alpha Interferon

     A substantial portion of worldwide sales of interferon consists of sales of alpha interferon produced from genetically engineered cells (recombinant alpha interferon). Based on laboratory studies and clinical trials involving Natural Alpha Interferon, the Company believes that Natural Alpha Interferon has certain potential advantages over recombinant alpha interferon including:

        Efficacy. Natural Alpha Interferon is used at significantly lower doses than the competing recombinant alpha interferon product for the treatment of genital warts and, in laboratory studies, was shown to be 10 to 100 times more effective than recombinant alpha interferon in blocking replication of HIV. This unusually potent anti-HIV activity may be due to specific members of the interferon family of proteins which are present in Natural Alpha Interferon but not found in the presently marketed recombinant interferons.

        Side effects. The principal side effects of alpha interferon are flu-like symptoms, which are dose dependent. The approved treatment with ALFERON N Injection utilizes lower doses than the treatment with recombinant alpha interferon, which may account, in part, for fewer side effects being observed in patients being treated with Natural Alpha Interferon. Based on a double-blind study of normal healthy adults, the Company believes there is evidence that even when given at the same doses as recombinant alpha interferon, the side effects are lower with Natural Alpha Interferon. Furthermore, in a Phase 1 clinical trial on 20 asymptomatic HIV-infected patients, investigators at Walter Reed reported that significantly fewer of the typical side effects associated with recombinant alpha interferon were observed with Natural Alpha Interferon. In addition, interferon-neutralizing antibodies, which may limit alpha interferon's therapeutic benefit, have not been observed to date in clinical trials with Natural Alpha Interferon, even in HIV and hepatitis C patients treated with high doses of such product three times a week for up to six months.. There have been reports of these antibodies developing in patients being treated with recombinant alpha interferons.

     Although, as described above, the Company believes that Natural Alpha Interferon may have certain advantages over recombinant alpha interferon, there can be no assurance that these advantages will enable the Company to obtain a significant market share for products made with Natural Alpha Interferon. Moreover, at the present time, the Company is limited in its ability to make product marketing claims related to these potential advantages until additional data are available and, in certain instances, until further FDA approvals are obtained. Additionally, the Company derives Natural Alpha Interferon from human white blood cells, the cost and availability of which are subject to fluctuation, in part because the Company does not presently have long-term agreements for the supply of such cells. Recombinant alpha interferon products are not dependent on a source of human white blood cells and, therefore, can be produced in greater volume and at a lower cost per unit than the Company's formulations of Natural Alpha Interferon products. See
"Business -- Scientific Background."

     Marketing, Distribution, and Production

     ALFERON N Injection is approved for sale in the United States for the intralesional treatment of adults with refractory (resistant to other treatment) or recurring external genital warts, and is currently marketed and distributed in the United States exclusively by Purdue. The Company has an option to repurchase the marketing rights for ALFERON N Injection in the United States and Canada from Purdue. See "Business -- ALFERON N Injection -- Approved Indication" and "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

     In the first quarter of 1995, the Company entered into an agreement with Fujimoto for the development and marketing of ALFERON N Injection and ALFERON N Gel in Japan. Japan is currently the world's largest market for interferon products, with estimated 1994 annual sales approaching $900 million. Under the terms of the agreement, Fujimoto agreed to purchase $2,000,000 of the Company's Common Stock (of which $1,500,000 has been purchased to date) and to use its best efforts to develop, and obtain Japanese regulatory approvals for, ALFERON N Injection and ALFERON N Gel products. Fujimoto's development effort to date has entailed a substantial expense on Fujimoto's part, and Fujimoto has requested that the Company renegotiate the agreement. The Company intends to meet with Fujimoto to consider its request. In addition, the Company's Natural Alpha Interferon injectable product was recently approved for sale in Mexico for the treatment of genital warts and is marketed under the trade name ALTEMOL(R) by Andromaco. See "Business -- ALFERON N Injection -- Marketing and
Distribution -- Other Marketing and Distribution Arrangements."

     The Company is also exploring development and marketing arrangements that would involve the potential use of Natural Alpha Interferon for the treatment of hepatitis B and C, multiple sclerosis, HIV, and cancer. See "Risk
Factors -- Dependence on Certain Distributors; Limited Marketing Program."

     The purified drug concentrate utilized in the formulation of ALFERON N Injection is manufactured in a Company-owned, FDA-approved facility located in New Brunswick, New Jersey. ALFERON N Injection is formulated and packaged for the Company by Sanofi at a production facility located in McPherson, Kansas. See "Business -- ALFERON N Injection -- Manufacturing."

     Recently Expanded License

     As of March 31, 1995, the Company obtained a non-exclusive license from Hoffmann and Roche which grants the Company the worldwide rights to make, use, and sell, without a potential patent infringement claim from Hoffmann or Roche, any formulation of Natural Alpha Interferon. The 1995 license replaced a 1988 non-exclusive license from Hoffmann which granted the Company the rights to make, use, and sell in the United States, without a potential patent infringement claim from Hoffmann, injectable formulations of Natural Alpha Interferon for the treatment of genital warts or patients with diseases refractory to recombinant interferon therapy. The 1995 license will enable the Company, if successful in obtaining necessary regulatory approvals, to expand the formulations of Natural Alpha Interferon it makes, uses, and sells in the United States and the rest of the world and to market its products for the treatment of additional indications. See "Risk Factors -- Potential Patent Infringement Claims," "Business -- ALFERON N Injection -- Patents and Licenses," and "Business -- ALFERON N Injection -- Royalty Obligations."

     Clinical Trials

     The Company has conducted and is conducting or planning various clinical trials in an effort to obtain approval to market Natural Alpha Interferon for additional indications in the United States and around the world.

     ALFERON N Injection. The Company has recently completed two multi-center, randomized, open-label, dose-ranging Phase 2 clinical trials in patients infected with hepatitis C virus (HCV) and is presently conducting one additional such trial. The objective of these HCV clinical studies is to compare the safety and efficacy of different doses of Natural Alpha Interferon injected subcutaneously in naive (previously untreated), refractory (unsuccessfully treated with recombinant alpha interferon), and relapsing (initially responded to recombinant alpha interferon but later relapsed) patients. The Company believes that the preliminary results of the two completed trials are promising.

     In a recent follow-up analysis of patients in the Walter Reed Phase 1 clinical trial, it was found that an average of 16 months after treatment, CD4 lymphocyte levels (the white blood cells which normally decline in HIV-infected patients) remained essentially unchanged or were higher than at the onset of the trial in 11 of 20 patients. In addition, the amount of HIV detectable in the patients' blood, as measured by a quantitative PCR (Polymerase Chain Reaction) technique, declined in a dose dependent manner (the greatest declines were observed in the highest dose group). Although there can be no assurance that the results of laboratory studies and the Phase 1 clinical trial will be reproduced in a large-scale, controlled clinical trial, based upon the foregoing, the Company believes that Natural Alpha Interferon may have potential clinical value in the treatment of HIV-infected patients. The Company is planning to conduct a multi-center clinical trial with HIV-infected patients, which is expected to commence in 1996.

     Two additional Phase 2 clinical studies are in progress. One is for the treatment of Kaposi's sarcoma in patients with AIDS and the other is a multi-center study in small cell lung cancer patients following successful treatment by conventional chemotherapy. The goal of the small cell lung cancer study is to see if Natural Alpha Interferon can alter the high relapse rate in this disease.

     Based upon encouraging anecdotal data, the Company is planning, subject to obtaining funding or a sponsor, to conduct clinical trials utilizing Natural Alpha Interferon for the treatment of multiple sclerosis, which affects more than 250,000 Americans. See "Business -- ALFERON N Injection -- Clinical Trials for New Indications."

     ALFERON N Gel. ALFERON N Gel is a topical Natural Alpha Interferon preparation which the Company believes has potential in the treatment of cervical dysplasia, recurrent genital herpes, other viral diseases, and cancers.

     The Company has completed a Phase 2 dose ranging study using ALFERON N Gel at the Columbia Presbyterian Medical Center in New York for the treatment of mild cervical dysplasia. Based upon Pap Smears, identification tests for the presence of virus and cervical biopsies, ALFERON N Gel appears to have the potential for improving the course of cervical dysplasia in the majority of patients who completed the treatment course. However, since this study utilized small numbers of patients, there can be no assurance that these results will be reproduced in a large scale placebo-controlled trial.

     In light of the above results, a physician-sponsored study in HIV-infected women with cervical dysplasia commenced in 1995.

     ALFERON LDO. ALFERON LDO is a low dose oral liquid Natural Alpha Interferon preparation which the Company believes has potential for treating certain symptoms of patients infected with the HIV virus and treating other viral diseases.

     At New York's Mount Sinai Hospital, the Company conducted two clinical trials using ALFERON LDO on patients infected with the HIV virus. Based in part upon information from these trials, The National Institute of Allergy and Infectious Disease ("NIAID") is planning to open for enrollment in the second quarter of 1996 a randomized, double-blind, placebo-controlled clinical study with low dose alpha interferons administered orally (including ALFERON LDO) to determine interferon's effect on HIV-related symptoms. See "Business -- Products under Development."

     Commercial sales in the United States or Mexico of ALFERON N Injection for any indication other than the treatment of genital warts, commercial sales outside of the United States and Mexico of ALFERON N Injection for any indication, and commercial sales anywhere in the world of either ALFERON N Gel or ALFERON LDO will be contingent upon the completion of necessary studies and the approval of such products for such uses by the FDA and foreign regulatory authorities. Submissions for regulatory approval to sell ALFERON N Injection for the treatment of genital warts have been filed in various other countries. See

"Business -- Governmental Regulation," "Risk Factors -- Regulatory Approvals," and "Risk Factors -- Foreign Regulatory Approvals."

     Although the Company received FDA approval to market ALFERON N Injection in 1989, to date, it has had only limited revenue from the sale of ALFERON N Injection. The Company has experienced significant operating losses since its inception in 1980. As of September 30, 1995, the Company had an accumulated deficit of approximately $68.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CLINICAL TRIALS SUMMARY

     The table appearing below summarizes the more detailed information contained elsewhere in this Prospectus concerning clinical trials of ALFERON N Injection, ALFERON N Gel, and ALFERON LDO being conducted or proposed to be conducted and is qualified in its entirety by reference to that information.

                              POTENTIAL             STATUS OF CLINICAL
      PRODUCT          APPLICATION/INDICATIONS           TRIALS(1)               SPONSOR
--------------------  -------------------------  -------------------------  -----------------
ALFERON N Injection   HIV-infected patients      Initial Phase 1 completed  (2)
                                                 Phase 2/3 in final stages  Company(3)
                                                 of planning
                      Comparison of side         Phase 1 completed          Purdue
                      effects in healthy
                      subjects with recombinant
                      alpha interferon
                      Hepatitis C                Three multi-center         Company(4)
                                                 Phase 2 -- two completed,
                                                 one in progress
                      Hepatitis C                Phase 2 in Mexico          Andromaco(5)
                                                 expected to commence in
                                                 the near future
                      Hepatitis C                Phase 3 being planned      Company(3)
                      Kaposi's sarcoma           Phase 2 in progress        Company
                      (in AIDS patients)
                      Small cell lung cancer     Phase 2 open for           Investigator(6)
                                                 enrollment
                      Multiple sclerosis         Phase 2 proposed           Company(7)
                      Hepatitis B                Phase 2 proposed           (7)
ALFERON N Gel         Cervical dysplasia         Phase 2 completed          Company
                      Cervical dysplasia         Phase 2 open for           Investigator(6)
                      (in HIV-infected           enrollment
                      patients)
                      Mucocutaneous herpes in    Phase 2 proposed           (7)
                      immunocompromised
                      patients
                      Recurrent genital herpes   Phase 2 proposed           (7)
ALFERON LDO           HIV-infected patients      Initial Phase 2 completed  Company
                      HIV-infected patients      Phase 2 in final stages    NIAID(5)(6)
                                                 of planning

---------------
(1) Generally, clinical trials for pharmaceutical products are conducted in three phases. In Phase 1, studies are conducted to determine safety and tolerance. In Phase 2, studies are conducted to gain preliminary evidence as to the efficacy of the product as well as additional safety data. In Phase 3, studies are conducted to provide sufficient data to establish safety and statistical proof of efficacy in a specific dose. Phase 3 is the final stage of such clinical studies prior to the submission of an application for approval of a new drug or licensure of a biological product or for new uses of a previously-approved product. See "Business -- Governmental Regulation."

(2) Sponsored by Walter Reed. Funded by Purdue and the Company.

(3) This trial may be funded in whole or in part from the Company's working capital or the proceeds of the Offering. If not funded in whole from the Company's working capital or the proceeds of the Offering, the timing of this trial will be dependent upon the Company's ability to obtain additional funding or a sponsor.

                                              (footnotes continued on next page)

(4) Previously funded by Purdue; currently funded by the Company.

(5) Notice of Claimed Investigational Exemption for a New Drug ("IND") has been filed.

(6) The Company provides clinical supplies.

(7) This trial will not be funded from the Company's working capital or the proceeds of the Offering. The timing of this trial will be dependent upon the Company's ability to obtain additional funding or a sponsor.

SCIENTIFIC BACKGROUND

     Interferons are a group of proteins produced and secreted by cells to combat diseases. Researchers have identified four major classes of human interferon: alpha, beta, gamma, and omega. The Company's three ALFERON products contain a form of alpha interferon. The worldwide market for injectable alpha interferon-based products has experienced rapid growth and various alpha interferon injectable products are approved for 17 different medical uses in more than 60 countries.

     Alpha interferons are manufactured commercially in three ways: by genetic engineering, by cell culture, and from human white blood cells. In the United States, only two types of alpha interferon are approved for commercial sale: recombinant (genetically engineered) alpha interferon and Natural Alpha Interferon, which is manufactured from human white blood cells. Outside of the United States, sales of alpha interferon produced by cell culture account for a significant portion of the market.

     The Company believes that the potential advantages of Natural Alpha Interferon over recombinant interferon may be based upon their respective molecular compositions. An analysis of Natural Alpha Interferon shows that it is composed of a family of proteins containing many different molecular species of interferon. In contrast, recombinant alpha interferons each contain only a single species. Researchers have reported that the various species of interferon may have differing anti-viral activity depending upon the strain of virus. Natural Alpha Interferon presents a broad complement of species which the Company believes may account for its higher efficacy in laboratory studies with the HIV virus compared with that of single species recombinant alpha interferon. Natural Alpha Interferon is also glycosylated, or partially covered with sugar molecules, which does not occur with recombinant alpha interferon. The Company believes that the absence of glycosylation may be responsible for the production of interferon-neutralizing antibodies seen in patients treated with recombinant alpha interferon.

     The production of Natural Alpha Interferon is dependent upon a supply of human white blood cells and other essential materials. The Company currently obtains white blood cells from FDA-licensed blood donor centers. The Company currently has no long-term commitments for a supply of such white blood cells.

ALFERON N INJECTION

     Approved Indication. On October 10, 1989, the FDA approved ALFERON N Injection for the intralesional treatment of refractory (resistant to other treatment) or recurring external genital warts in patients 18 years of age or older. Substantially all of the Company's revenues, to date, have been generated from the sale of ALFERON N Injection for such treatment. Genital warts, a sexually transmitted disease, are caused by certain types of human papilloma viruses. A published report estimates that approximately eight million new and recurrent cases of genital warts occur annually in the United States alone. Genital warts are usually treated using caustic chemicals or through physical removal methods. These procedures can be quite painful and effective treatment is often difficult to achieve.

     Clinical Trials for New Indications. In an effort to obtain approval to market Natural Alpha Interferon for additional indications in the United States and around the world, the Company is focusing its research program on conducting and planning various clinical trials for new indications.

     Hepatitis C. Chronic viral hepatitis is a liver infection caused by various hepatitis viruses. The United States Centers for Disease Control estimates that approximately two to three million people in the United States are presently infected with the hepatitis C virus ("HCV") and an estimated 170,000 persons become newly infected each year, a majority of whom become chronic carriers and will suffer gradual deterioration of their liver and possibly cancer of the liver. Several brands of recombinant and cell-cultured interferon have been approved by various regulatory agencies worldwide for the treatment of hepatitis C, including a recombinant product in the United States. See
"Business -- ALFERON N Injection -- Competition." However, reports have indicated that many patients either do not respond to treatment with the recombinant product or relapse after treatment. The Company has recently completed two multi-center, randomized, open-label, dose-ranging Phase 2 clinical trials utilizing ALFERON N Injection with patients chronically infected with HCV and is presently conducting one additional such trial. The objective of the Company's HCV clinical studies is to compare the safety and efficacy of different doses of Natural Alpha Interferon injected subcutaneously in naive (previously untreated), refractory (unsuccessfully treated with recombinant interferon), and relapsing (initially responded to recombinant interferon but later relapsed) patients.

     Enrollment of naive patients has been completed at six centers, and all patients have now finished the 24-week treatment and 24-week follow-up periods. Patients were treated with one of four dose levels of Alferon N Injection administered subcutaneously three times per week. 77 patients were enrolled in the study with 66 patients completing the 24 weeks of treatment. Of the 66, 63 completed follow-up. In general, treatment was well tolerated, even at the highest dose.

     Preliminary results based on ALT values (ALT is a liver enzyme whose change is used to determine the effectiveness of the therapy) indicated a significant dose-dependent response at the end of treatment. Complete response rates (normalization of ALT) ranged from 11% (2 of 18) for the lowest dose group to 67% (12 of 18) for the highest. At the end of the follow-up period, complete response rates ranged from 8% (1 of 13)for the second to lowest dose group to 44% (8 of 18) for the highest. 33% (6 of 18) of the patients receiving the highest dose exhibited a sustained complete response (normal ALT at the end of treatment and throughout the follow-up period).

     In addition to the ALT testing, the quantity of HCV in the bloodstream of patients was measured by polymerase chain reaction (PCR) testing. Such testing also indicated a significant dose-dependent response as measured by the proportion of patients having no detectable HCV in the bloodstream at the end of treatment. The percent of patients with no detectable HCV in the bloodstream ranged from 0% (0 of 17) for the lowest dose group to 59% (10 of 17) for the highest. At the end of the follow-up period, the percent of patients with no detectable HCV in the bloodstream ranged from 0% (0 of 15) for the lowest dose group to 24% (4 of 17) for the highest. 18% (3 of 17) of the patients receiving the highest dose had no detectable HCV in the bloodstream at the end of treatment and throughout the follow-up period. There was a high correlation among patients between ALT response and detectable HCV in the bloodstream at the end of treatment and at the end of the follow-up period.

     Based on an abstract of the results submitted to the American Association for the Study of Liver Diseases ("AASLD"), this study was selected for an oral presentation at the AASLD meeting that took place in early November 1995.

     Enrollment of refractory patients has been completed at seven centers, and all patients have finished the 24-week treatment period and the 24-week follow-up period. Patients were treated with one of three dose levels of Alferon N Injection administered subcutaneously three times per week. 69 patients were enrolled in the study with 63 patients completing the 24 weeks of treatment. Of the 63, 58 completed follow-up . Again, in general, treatment was well tolerated, even at the highest dose.

     Preliminary results based on ALT values indicated a significant response at the end of treatment, as measured by normalization or near normalization (ALT less than 150% of the upper limit of normal) of ALT, in the highest dose group. At the end of treatment, the complete or near complete response rates were 14% for the lowest (3 of 22) and middle (3 of 21) dose groups and 25% (5 of 20) for the highest. 14% of the patients who have completed follow-up and for whom data are available (7 of 49) had complete or near complete response rates at the end of follow-up, including 22% of the patients (4 of 18) in the lowest dose group, 8% (1 of 13) in the middle dose group, and 11% (2 of 18) in the highest dose group. Two patients with antibodies at the commencement of the study to the recombinant interferon product approved in the United States for treatment of hepatitis C had complete responses: one at the end of treatment (the patient relapsed during the follow-up period) and the other at the end of the follow-up period.

     In addition to the ALT testing, the quantity of HCV in the bloodstream of patients was measured by PCR testing. Such testing also indicated a significant response at the end of treatment, as measured by the proportion of patients having at least a 90% reduction in detectable HCV in the bloodstream, in the highest dose group. At the end of treatment, the percent of patients with at least a 90% reduction in detectable HCV in the bloodstream ranged from 6% (1 of 18) for the middle dose group to 37% (7 of 19) for the highest. 3% of the patients who have completed follow-up and for whom data are available (1 of 36, such patient being in the lowest dose group) showed at least a 90% reduction in detectable HCV in the bloodstream at the end of follow-up.

     At the end of treatment, the percent of patients with either normalization or near normalization of ALT, or at least a 90% reduction in detectable HCV in the bloodstream, was 23% (5 of 22) for the lowest dose group, 14% (3 of 21) for the middle, and 45% (9 of 20) for the highest.

     Based on an abstract of the available results submitted to the AASLD, this study was selected for a poster presentation at the AASLD meeting that took place in early November 1995.

     Enrollment is actively continuing in five centers for relapsing patients. The original study protocol only permitted patients who had been previously treated with a single six-month course of recombinant interferon therapy. However, since so many patients have a disease relapse after a single course of recombinant interferon therapy, many of them had been treated with two or more courses of this therapy, and therefore did not qualify for this study. The inability to enroll qualified patients has delayed the trial and led the Company recently to amend its protocol to allow for enrollment of patients who have received up to three six-month courses of recombinant interferon therapy. This protocol change should help to accelerate enrollment.

     The Company believes that the preliminary results of the trials with naive and refractory patients are promising. However, there can be no assurance that the use of Alferon N Injection for the treatment of patients with hepatitis C will be cost-effective, safe, and effective or that the Company will be able to obtain FDA approval for such use. Furthermore, even if such approval is obtained, there can be no assurance that such product will be commercially successful or will produce significant revenues or profits for the Company. See "Risk Factors -- Products Under Development."

     In addition to the Company's HCV clinical studies, Andromaco has agreed to sponsor, under a United States Notice of Claimed Investigational Exemption for a New Drug, a clinical trial in Mexico of the use of ALFERON N Injection in patients infected with HCV. See "ALFERON N Injection -- Marketing and Distribution -- Other Marketing and Distribution Arrangements."

     HIV-infected patients. The Human Immunodeficiency Virus ("HIV") infection is at epidemic levels in the world. The World Health Organization projects that this virus will affect 30 to 40 million people by the year 2000. HIV infection usually signals the start of a progressive disease that compromises the immune systems, ultimately resulting in Acquired Immune Deficiency Syndrome or AIDS. HIV-infected patients can be asymptomatic for many years before being afflicted by opportunistic infections or cancer. The Company believes that slowing the progression of the HIV infection in healthier patients may help fight against the development of opportunistic infections and cancer.

     An article published in AIDS Research and Human Retroviruses in 1993 by investigators at Walter Reed in collaboration with the Company's scientists indicated that the various interferon species display vast differences in their ability to affect virus replication. Walter Reed researchers found that the Company's Natural Alpha Interferon was 10 to 100 times more effective than recombinant interferons in blocking the replication of HIV-1, the AIDS virus, in infected human cells in vitro.

     Moreover, the Company's scientists were able to separate members of the interferon family in single protein fractions or clusters of proteins using advanced fractionation techniques. The individual fractions were tested for their ability to block HIV replication in the laboratory by researchers at Walter Reed. They found that the unusual anti-HIV activity was attributable to very specific fractions in the Company's product. The most active fractions are not present in marketed recombinant interferon.

     This information provided additional support for a long-held belief of the Company that its Natural Alpha Interferon has unique anti-viral properties distinguishing it from recombinant interferon products. These promising findings led the Walter Reed researchers to conduct a Phase 1 clinical trial with the Company's product in asymptomatic HIV-infected patients.

     In March 1992, Walter Reed launched a Phase 1 clinical trial with asymptomatic HIV-infected patients to investigate the safety and tolerance, at several dose regimens, of Natural Alpha Interferon, self-injected subcutaneously for periods of up to 24 weeks. The investigators concluded that the treatment was "surprisingly" well tolerated by patients, at all dose regimens. Preliminary findings were reported by Walter Reed at the IXth International Conference on AIDS in Berlin in 1993. The investigators also reported that CD4 white blood cell counts either stabilized or improved in most patients while on therapy and that the expected interferon side effects, such as flu-like symptoms, were rare or absent in the majority of patients treated with the Company's product.

     Although this Phase 1 clinical trial was designed primarily to provide safety information on various doses of Natural Alpha Interferon used for extended periods of time, there were encouraging indications that certain disease parameters had stabilized or even improved in certain patients by the end of the experimental treatment.

     In a recent follow-up analysis of patients' blood testing data, it was found that after an average of 16 months after treatment, CD4 lymphocyte levels (the white blood cells which normally decline in HIV infected patients) remained essentially unchanged or were higher than at the onset of the trial in 11 of 20 patients. In addition, the amount of HIV detectable in the patients' blood, as measured by a quantitative PCR (Polymerase Chain Reaction) technique, declined in a dose dependent manner (the greatest declines were observed in the highest dose group). Also, none of the patients were found to have developed neutralizing antibodies to Natural Alpha Interferon, even after being treated three times weekly for many months. These results were reported at the Third International Congress on Biological Response Modifiers held in Cancun, Mexico in January 1995, and were selected for a poster presentation at the 35th Interscience Conference on Antimicrobial Agents and Chemotherapy held in San Francisco in September 1995. An extensive report has been accepted for publication.

     It is important to note that, because of the small number of study participants and the absence of a control group, no firm conclusions can be drawn from these observations. However, the information obtained from this trial has been helpful in designing a multi-center Phase 2 clinical trial of Natural Alpha Interferon in HIV-infected patients.

     Kaposi's sarcoma (in AIDS patients). Kaposi's sarcoma is a cancerous growth characterized by vascular skin tumors and affects approximately 10% of AIDS patients. It is often the first notable manifestation of AIDS, and as the tumors become more widely disseminated on the skin, it is associated with visceral lesions and lymph node involvement. Traditional treatment involves single agent or combination chemotherapy, but the typical side effects of chemotherapy can be severe. In the United States, recombinant alpha interferon has been approved for the treatment of Kaposi's sarcoma in AIDS patients. However, response has been limited and often followed by relapse. The Company presently is conducting a Phase 2 clinical trial in Mexico utilizing ALFERON N Injection for the treatment of Kaposi's sarcoma in patients with AIDS.

     Small Cell Lung Cancer. Small Cell Lung Cancer ("SCLC") represents approximately 25% of all newly-diagnosed cases of lung cancer and affected approximately 42,000 people in 1992. Although patients with SCLC initially respond to high-dose combination chemotherapy regimens, the rate of relapse is high and such patients have a median survival rate of only 7 to 16 months, depending upon the extent of disease.

     The Company has agreed to supply Natural Alpha Interferon for a multi-center, physician-initiated, Phase 2 study which is being conducted at Allegheny General Hospital and at the University of Pittsburgh. Patients who are in remission following successful treatment with standard chemotherapy will be entered into this study. They will first receive high dose combination chemotherapy, followed by peripheral blood stem cell augmentation. One month after hematologic recovery, patients will then be given Natural Alpha Interferon injections until evidence of disease progression or intolerable toxicity occurs. The expected duration of treatment is up to 12 months. The goal of this study is to investigate Natural Alpha Interferon's potential to extend the disease-free period and overall survival of these patients.

     Multiple Sclerosis. Multiple sclerosis ("MS") is a chronic, sometimes progressive, immune-mediated disease of the central nervous system that is believed to occur in genetically predisposed individuals following exposure to an environmental factor, such as virus infection. The disease affects an estimated 250,000 to 350,000 people in the United States, primarily young adults. Symptoms of MS, including vision problems, muscle weakness, slurred speech, and poor coordination, are believed to occur when the patient's own cells attack and ultimately destroy the insulating myelin sheath surrounding the brain and spinal cord nerve fibers, resulting in improper transmission of signals throughout the nervous system.

     In the United States, a recombinant form of beta interferon has been approved for the treatment of relapsing-remitting MS. However, reports in the scientific literature and elsewhere have indicated that the significant adverse reactions associated with the treatment may limit its usefulness. In December 1995, an FDA advisory panel recommended approval of another recombinant form of beta interferon for the treatment of MS. Such alternate form appeared to be effective in halting the progression of the disease in certain patients (something the approved form has not been shown to do) and to cause less severe adverse reactions than the approved form. The Company is planning to conduct a clinical trial in order to investigate the potential use of Natural Alpha Interferon for MS, but will not start such trials unless additional funding (from a source other than the Offering) or a sponsor is secured.

     Chronic Viral Hepatitis B. Hepatitis B ("HBV") is currently the most common form of hepatitis virus. Approximately three and a half to four million people in the United States are infected with this virus, with some 300,000 new infections occurring annually and over 200 million infected people worldwide. HBV is transmitted through contact with infected blood, sexual intercourse, and needle-sharing among intravenous drug users. Infants born to infected mothers may become infected as they pass through the birth canal. According to the Centers for Disease Control, approximately 25% of hepatitis B patients develop irreversible chronic liver conditions, and about 10% of all patients become lifetime carriers and can transmit the virus to others. The Company is currently planning clinical trials using ALFERON N Injection in persons infected with hepatitis B; however, the Company does not anticipate starting the clinical trials unless additional funding (from a source other than the Offering) or a sponsor is secured.

     Marketing and Distribution.

     Agreements with Purdue. In 1988, the Company entered into exclusive marketing and distribution agreements with Mundipharma Pharmaceutical Company ("Mundipharma"), a related entity of Purdue Pharma, with respect to ALFERON N Injection, which agreements have been amended from time to time (as amended, the "Purdue Marketing Agreements"). In 1991, Mundipharma assigned the right to market and distribute ALFERON N Injection in the United States to Purdue Pharma and retained the right to market and distribute ALFERON N Injection in Canada, Western Europe, Israel, India, Japan, and Australia. In 1993, the Company reacquired the right to market and distribute ALFERON N Injection in Japan.

     In 1994, an amendment to these agreements was entered into (the "1994 Purdue Amendment") pursuant to which the Company reacquired the right to market ALFERON N Injection in Western Europe and other countries and took over from Purdue the conduct and funding of clinical trials. Specifically, the 1994 Purdue Amendment provided, among other things, that (i) the Company reacquired the right to market ALFERON N Injection in Western Europe, Israel, India, and Australia (the "Returned Territories"), subject to the payment to Mundipharma of a royalty equal to 3% of net sales (as defined) in the Returned Territories until Mundipharma has received royalty payments equal to $3 million ($5 million under certain circumstances) and 1% of net sales thereafter; (ii) the Company assumed responsibility for the conduct and funding of clinical trials to develop new indications for ALFERON N Injection; Purdue was granted the right to obtain marketing and distribution rights for each additional indication of ALFERON N Injection at such time as the Company files a product license application or receives FDA approval for any such additional indication, by reimbursing the Company for some or all of its clinical costs plus an additional lump-sum payment; and the Company was given the right to reacquire the rights to market and distribute ALFERON N

Injection in the United States and Canada after each of the first three additional indications if Purdue does not exercise its right to obtain marketing and distribution rights for such indication, at a price based on a percentage of total sales or gross profit during a specified period of all products subject to the agreement; (iii) the Company agreed to purchase for $4.00 per share 994,994 shares of Common Stock held by Purdue and certain related parties over a period of 18 months; (iv) Purdue Pharma and Mundipharma retained the right to market and distribute ALFERON N Injection in the United States and Canada, respectively, subject to the Company's option (the "First Option") to reacquire such rights at a price of $12 million until July 25, 1995 ($10 million if the First Option had been exercised before January 1995); provided that the First Option could not have been exercised unless the Company simultaneously paid the unpaid balance of the purchase price for the 994,994 shares referred to above, which payment would have reduced the First Option exercise price; and (v) Purdue ordered 45,000 vials of ALFERON N Injection at an agreed upon price. Unless certain minimum purchase levels are reached during certain annual periods, or minimum payments are made to the Company in lieu of such minimum purchases, the Company can terminate Purdue Pharma and Mundipharma's exclusive marketing and distribution rights. All marketing and distribution costs are borne by Purdue Pharma and Mundipharma in their respective territories.

     In March 1995, the Company entered into an amendment to the 1994 Purdue Amendment (the "March 1995 Purdue Amendment") pursuant to which the Company obtained an option, exercisable until June 30, 1995 (the "Second Option"), to reacquire the remaining marketing and distribution rights from Purdue Pharma and Mundipharma. The exercise price of the Second Option was 2.5 million shares of Common Stock; provided that the Option could not have been exercised unless the Company simultaneously paid the unpaid balance of the purchase price for the 994,994 shares referred to above. If, 18 months from the date of exercise of the Second Option by the Company (the "Valuation Date"), the 2.5 million shares of Common Stock did not have a value of at least $9,037,807 (which value was calculated using the average of the closing bid and asked prices of the Common Stock as quoted by the NASDAQ National Market System for the ten trading days ending on the day prior to the Valuation Date), the Company was required to issue a note for the shortfall. Such note was required to bear interest at the prime rate and became due and payable 24 months from the Valuation Date. The Company agreed that it would utilize its best efforts to ensure that the 2.5 million shares of Common Stock would be registered and freely tradeable 18 months from the date of exercise of the Second Option. If the Second Option were exercised, the First Option, the royalty obligations, and Purdue's right to obtain marketing and distribution rights for new indications contained in the 1994 Purdue Amendment would have terminated.

     In July 1995, the Company entered into an amendment, which became effective upon the sale on August 22, 1995 of more than minimum number of shares of Common Stock in the August/September Offering, to the 1994 Purdue Amendment and the March 1995 Purdue Amendment (the "July 1995 Purdue Amendment"), pursuant to which the balance owed to Purdue for the 62,500 shares of Common Stock required to be repurchased in April 1995 was forgiven and the Company obtained an option, exercisable until December 31, 1996 (the "Third Option"), to reacquire the remaining marketing and distribution rights from Purdue Pharma and Mundipharma. The exercise price of the Third Option is $5,029,133, subject to reduction as set forth below, plus 750,000 shares of Common Stock (350,000 shares of Common Stock if the Third Option had been exercised on or before December 31, 1995). The Company has agreed that it will utilize its best efforts to ensure that such shares will be registered and freely tradeable upon issuance. The Third Option may not be exercised unless the Company simultaneously pays the unpaid balance of the purchase price for any of the 994,994 shares referred to above then held by Purdue. As of February 7, 1996, Purdue held 619,994 of such shares and such unpaid balance was $2,479,976. The cash exercise price of the Third Option will be reduced by the aggregate of (i) the amount paid by the Company to Purdue to repurchase any of such 619,994 shares then held by Purdue, (ii) if Purdue sells any or all of such 619,994 shares, which may only be done until December 31, 1996 with the consent of the Company, the amount received by Purdue from such sale, and (iii) the amount by which the transfer price for vials sold by the Company to Purdue Pharma or Mundipharma exceeds $25 per vial. If the Third Option is exercised, the royalty obligations and Purdue's right to obtain marketing and distribution rights for new indications contained in the 1994 Purdue Amendment will terminate. If the Third Option is not exercised, the Company will no longer have the obligation to repurchase the 619,994 shares. In July 1995, the Company and Purdue also agreed to extend the date on which the

Company was obligated to repurchase the final 619,994 shares of Common Stock if the July 1995 Purdue Amendment did not become effective from July 25, 1995 to August 31, 1995 (or such earlier date on which the August/September Offering shall have terminated prior to the sale of the minimum number of shares of Common Stock).

     The Company entered into the 1994 Purdue Amendment, the March 1995 Purdue Amendment, and the July 1995 Purdue Amendment to provide it with greater financial flexibility and control over the worldwide marketing and distribution of ALFERON N Injection. The July 1995 Purdue Amendment provides the Company with the flexibility to enter into a strategic alliance with a multinational marketing partner if it elects to exercise the Third Option.

     Under the terms of the Purdue Marketing Agreements, the Company receives a transfer price for the sale of vials of ALFERON N Injection to Purdue Pharma or Mundipharma. Such transfer price is calculated based on either a manufacturing cost formula or a fixed price formula (subject to consumer price index adjustments); provided, however, that if the Company chooses the fixed price formula, the Company may be entitled to additional payments if the net sales price received by Purdue Pharma or Mundipharma for ALFERON N Injection exceeds certain levels. Pursuant to the July 1995 Purdue Amendment, the transfer price for each vial will be payable $25 in cash and the balance as an offset to the cash exercise price of the Third Option. If the Third Option is not exercised, such offsets will have no value. The Company may choose the applicable formula every six months. Except as described below, Purdue Pharma and Mundipharma have no recourse against the Company in the event that they are unable to resell ALFERON N Injection to third parties.

     In January 1994, pursuant to the 1994 Purdue Amendment, Purdue ordered 45,000 vials of ALFERON N Injection at an agreed upon price. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources." In addition, the Company agreed, under certain circumstances, to replace up to 15,000 vials of ALFERON N Injection from Purdue's existing inventory at an agreed upon discounted price. The Company also granted Purdue an option, exercisable (in whole only) until July 25, 1995, to purchase an additional 100,000 vials of ALFERON N Injection at an agreed upon discounted price. The option was not exercised.

     Purdue Pharma utilizes its affiliate's, The Purdue Frederick Company's, sales force in the United States. The Purdue Frederick Company's principal products include BETADINE(R) antiseptics, UNIPHYL(R) controlled release theophylline, TRILISATE(R) analgesic/anti-inflammatory products, and M.S. CONTIN(R) tablets for the prolonged relief of pain in cancer patients.

     Other Marketing and Distribution Arrangements. In the first quarter of 1995, the Company concluded an agreement with Fujimoto for the commercialization of ALFERON N Injection and ALFERON N Gel in Japan (the "Fujimoto Agreement"). Fujimoto is affiliated with Fujimoto Pharmaceutical Company, a 60-year old company with facilities in central Japan. The Fujimoto Agreement grants Fujimoto exclusive rights to develop, distribute, and sell ALFERON N Injection and ALFERON N Gel in Japan. Pursuant to the terms of the Fujimoto Agreement, Fujimoto agreed to fund and conduct all preclinical and clinical studies required for Japanese regulatory approval. For the injectable product, ALFERON N Injection, Fujimoto has advised the Company that it will initially focus on the use of the product for the treatment of patients infected with the hepatitis C virus. The Company will supply Fujimoto with ALFERON N Injection and will also manufacture and supply Fujimoto with ALFERON N Gel. The first indication to be developed for ALFERON N Gel has not yet been determined. Fujimoto will also purchase certain quantities of ALFERON N Injection and ALFERON N Gel at agreed-upon prices during the preclinical and clinical phases. In connection with the Fujimoto Agreement, Fujimoto purchased $1,500,000 of Common Stock for $1.45 per share (the then current market price), and agreed to purchase an additional $500,000 of Common Stock on February 6, 1996 at the then current market price. Such additional $500,000 of Common Stock has to date not been purchased. Fujimoto's development effort to date has entailed a substantial expense on Fujimoto's part, and Fujimoto has requested that the Company renegotiate the Fujimoto Agreement and the agreement to purchase an additional $500,000 of Common Stock on February 6, 1996. The Company intends meet with Fujimoto to consider its request.

     In February 1994, the Company entered into an exclusive distribution agreement for ALFERON N Injection in Mexico with Andromaco, a privately-held pharmaceutical company headquartered in Mexico City which specializes in oncology and immunology products. Under the agreement, Andromaco applied for and recently obtained approval from the Mexican regulatory authorities to sell ALFERON N Injection for the treatment of genital warts, which will be marketed under the trade name ALTEMOL(R). Andromaco has also agreed to sponsor, under a United States Notice of Claimed Investigational Exemption for a New Drug, a clinical trial in Mexico of the use of ALFERON N Injection in patients infected with the hepatitis C virus. The agreement establishes performance milestones for the maintenance of distribution rights by Andromaco in Mexico. In addition, the Company has a buy-out option to reacquire the marketing and distribution rights in Mexico under certain terms and conditions.

     The Company is also exploring development and marketing arrangements that would involve the potential use of Natural Alpha Interferon for the treatment of hepatitis B and C, multiple sclerosis, HIV-infected patients, and cancer.

     Although the Company has exclusive marketing and distribution agreements with Purdue Pharma, Mundipharma, Fujimoto, and Andromaco, and has the right to sell ALFERON N Injection in the Returned Territories, no sales of ALFERON N Injection can be made in Canada, Japan, or the Returned Territories until such product is approved for sale in these countries. Submissions for regulatory approval to sell ALFERON N Injection for treatment of genital warts have been filed in a number of countries other than the United States and regulatory approval has been obtained in Mexico. There can be no assurance, however, that any additional approvals will be granted. See "Business -- Governmental Regulation," "Risk Factors -- Regulatory Approvals," and "Risk
Factors -- Foreign Regulatory Approvals."

     Manufacturing. The purified drug concentrate utilized in the formulation of ALFERON N Injection is manufactured in the Company's facility located in New Brunswick, New Jersey, and ALFERON N Injection is formulated and packaged at a production facility located in McPherson, Kansas and operated by Sanofi pursuant to a processing and supply agreement entered into in September 1994. Under the terms of the agreement with Sanofi, the Company pays Sanofi an agreed price to formulate and package ALFERON N Injection in accordance with specifications provided by the Company. These facilities received FDA approval in October 1989. Subsequently, the Company developed process improvements and completed an expansion of its manufacturing facility, both of which were approved by the FDA in June 1991. The process improvements and expanded facility enabled the Company to reduce the manufacturing costs of ALFERON N Injection and gave the Company increased production capacity for ALFERON N Injection. See "Risk
Factors -- Regulatory Approvals" and "Business -- Governmental Regulation."

     Competition. Presently, INTRON(R) A, manufactured by Schering, is the one other injectable interferon product approved by the FDA for the treatment of genital warts. INTRON(R) A is made from recombinant alpha interferon. ALFERON N Injection also competes with surgical, chemical, and other methods of treating genital warts. The Company cannot assess the impact products developed by the Company's competitors or advances in other methods of the treatment of genital warts will have on the commercial viability of its product.

     If and when the Company obtains approvals for additional indications of ALFERON N Injection and its proposed products, it expects to compete primarily on the basis of product performance and price with a number of pharmaceutical companies (such as Hoffmann, Roche, Schering, Amgen Inc., and Burroughs Wellcome Co.), both in the United States and abroad. In addition, the Company's potential competitors have developed or may develop products (containing either alpha interferon or other therapeutic compounds) or other treatment modalities which may compete with the Company's products. For example, Schering's recombinant interferon product is already approved for the treatment of hepatitis C and hepatitis B in the United States and other markets, as well as for many other medical uses, and there is no assurance that, if the Company is able to obtain regulatory approval of ALFERON N Injection for the treatment of those diseases, it will be able to achieve any significant penetration into those markets. In addition, since production of the competitive products is not dependent on a source of human blood cells, such products may be able to be produced in greater volume and at a lower cost than ALFERON N Injection. Currently, the Company's wholesale price on a per unit basis of ALFERON N Injection is substantially higher than that of the competitive recombinant alpha interferon products. Many of the Company's potential competitors are among the largest pharmaceutical companies in the world, are well known to the public and the medical community, and have substantially greater financial resources and product development, manufacturing, and marketing capabilities than the Company or its marketing partners.

     Patents and Licenses. On March 5, 1985, the United States Patent and Trademark Office issued a patent to Hoffmann claiming purified human alpha (leukocyte) interferon (regardless of how it is produced). In 1988, the Company obtained a non-exclusive license from Hoffmann which allowed the Company to make, use, and sell in the United States, without a potential patent infringement claim from Hoffmann, (i) ALFERON N Injection for the treatment of genital warts and (ii) injectable formulations of interferon alfa-n3 (which is the same active ingredient contained in ALFERON N Injection), for the treatment of patients with diseases which are refractory to recombinant interferon therapy. On May 6, 1994, the United States Patent and Trademark Office issued an Office Action in Reexamination on the Hoffmann patent and rejected all of the 14 claims in the Hoffmann patent. Claims in a patent under reexamination are valid and enforceable until such time as a final disposition on the claims is reached. On July 11, 1994, Hoffmann filed a response objecting to the Patent Office's rejection of such claims. On July 20, 1995, the Patent Office issued another Office Action in Reexamination on the Hoffmann patent and rejected three of the claims in the Hoffmann patent and concluded that the remaining 11 claims are patentable. In November 1995, Hoffmann filed another response objecting to the Patent Office's rejection of such three claims. The outcome of such reexamination of the Hoffmann patent cannot be determined at this time. Roche also has been issued patents covering human alpha interferon in many countries throughout the world. As of March 31, 1995, the Company obtained a non-exclusive license from Hoffmann and Roche (the "Hoffmann Agreement") which grants the Company the worldwide rights to make, use, and sell, without a potential patent infringement claim from Hoffmann or Roche, any formulation of Natural Alpha Interferon. The Hoffmann Agreement permits the Company to grant marketing rights with respect to Natural Alpha Interferon products to third parties, except that the Company cannot grant marketing rights with respect to injectable products in any country in which Hoffmann or Roche has patent rights covered by the Hoffmann Agreement (the "Hoffmann Territory") to any third party not listed on a schedule of approximately 50 potential marketing partners without the consent of Hoffmann and Roche, which consent cannot be unreasonably withheld. The Hoffmann Agreement will enable the Company, if it is successful in obtaining necessary regulatory approvals, to expand the formulations of Natural Alpha Interferon it makes, uses, and sells in the United States and the rest of the world and to market its products for the treatment of additional indications. See "Risk Factors -- Potential Patent Infringement Claims" and "Business -- ALFERON N
Injection -- Royalty Obligations."

     Royalty Obligations. The Company is a party to certain license agreements pursuant to which it is obligated to pay royalties based upon the commercial exploitation of Natural Alpha Interferon products. Under the terms of the Hoffmann Agreement, the Company is obligated to pay Hoffmann and Roche an aggregate royalty on net sales (as defined) of Natural Alpha Interferon products by the Company in an amount equal to (i) 8% of net sales in the Hoffmann Territory, and 2% of net sales outside the Hoffmann Territory of products manufactured in the Hoffmann Territory, up to $75,000,000 of net sales in any calendar year and (ii) 9.5% of net sales in the Hoffmann Territory, and 2% of net sales outside the Hoffmann Territory of products manufactured in the Hoffmann Territory, in excess of $75,000,000 of net sales in any calendar year, provided that the total royalty payable in any calendar year shall not exceed $8,000,000. The Hoffmann Agreement can be terminated by the Company on 30 days' notice with respect to the United States patent, any individual foreign patent, or all patents owned by Hoffmann or Roche. If the Hoffmann Agreement is terminated with respect to the patents owned by Hoffmann or Roche in a specified country, such country is no longer included in the Hoffmann Territory. If Hoffmann's United States patent, or the claims in such patent which the marketing of Natural Alpha Interferon products by the Company might infringe, were found to be invalid, the Company intends to terminate the Hoffmann Agreement with respect to Hoffmann's United States patent, which would eliminate the royalty payable to Hoffmann and Roche on net sales in the United States of products manufactured in the United States. When the Company received FDA approval for ALFERON N Injection for the treatment of genital warts in 1989, the Company became obligated to issue shares of Common Stock to Hoffmann as a prepaid royalty against future net sales by the Company. Under the terms of the Hoffmann Agreement, certain payments previously made to Hoffmann (including a portion of the value of the Common Stock previously issued to Hoffmann) are available as offsets against 50% of the Company's future royalty obligations to Hoffmann and Roche until the Company obtains an FDA approval to market ALFERON N Injection for an additional indication. As of September 30, 1995, the Company had approximately $1,084,363 of credits available to offset its future royalty obligations to Hoffmann and Roche.

     Under the terms of the Purdue Marketing Agreements, unless the Third Option is exercised and the royalty obligation is terminated as provided in the July 1995 Purdue Amendment, the Company is obligated to pay Mundipharma a royalty equal to 3% of the net sales of ALFERON N Injection in the Returned Territories until Mundipharma has received royalty payments equal to $3 million ($5 million under certain circumstances) and 1% of the Company's net sales in the Returned Territories thereafter. See "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

     In addition, the Company agreed to pay NPDC a royalty of $1 million in connection with the acquisition of certain intellectual property and technology rights from NPDC. Such amount is payable if and when the Company generates income before taxes, limited to 25% of such income before income taxes per year until the amount is paid in full. See "Risk Factors -- Royalty Obligations" and "Certain Transactions -- Agreements with NPDC -- Transfer Agreement."

PRODUCTS UNDER DEVELOPMENT

  ALFERON N Gel.

     ALFERON N Gel is a topical interferon preparation which the Company has developed and believes has potential in the treatment of cervical dysplasia, vaginal human papilloma virus infection, recurrent genital herpes, other viral diseases, and cancers.

     Clinical Trials for ALFERON N Gel. The Company has completed one clinical trial and plans to conduct various other clinical trials for its ALFERON N Gel formulation to develop applications and obtain initial approvals for such products.

     Cervical Dysplasia. Affecting approximately 500,000 to one million women each year in the United States alone, cervical dysplasia, or abnormal cervical cells, has been identified as a potential precursor to cervical cancer, which strikes approximately 13,000 women in the United States each year. Cervical dysplasia is caused by certain strains of the human papilloma virus (HPV), the same family of viruses that causes genital warts. The Company has completed a Phase 2 dose-ranging study using ALFERON N Gel at the Columbia Presbyterian Medical Center in New York for the treatment of mild cervical dysplasia. In this pilot study, patients were treated with either a high or low dose of ALFERON N Gel, both of which were well-tolerated. From both the high and low dose groups, cytological analyses of Pap smears, identification tests for the presence of HPV, and cervical biopsies indicated that ALFERON N Gel potentially improved the course of cervical dysplasia in the majority of patients who completed the treatment course. Based upon these initial results, a physician-sponsored study in HIV-infected women with cervical dysplasia commenced in August 1995, as described below.

     Cervical Dysplasia (in HIV-infected patients). Cervical dysplasia is particularly difficult to treat in HIV-infected women. These women have a high recurrence rate of cervical dysplasia after their initially successful surgical treatment. As a result of the preliminary results in the initial cervical dysplasia study described above, the investigator at Columbia-Presbyterian Medical Center is conducting this physician-sponsored study in which ALFERON N Gel is being used as an adjuvant to surgical treatment in HIV-infected women with mild and more severe forms of cervical dysplasia.

     Other widespread dermatological lesions potentially treatable with ALFERON N Gel therapy. Nearly 30 million people in the U.S. are infected with the herpes simplex type II virus, which is the infectious virus that causes genital herpes. Up to 500,000 new cases are reported each year, according to the Alan Guttmacher Institute. To date, there is no cure for genital herpes. Preliminary findings with a previous formulation of recombinant interferon in the Company's proprietary gel showed significant shortening of the contagious period and relief of symptoms, but the Company will not start clinical trials unless additional funding (from a source other than the Offering) or a sponsor is secured. ALFERON N Gel may also be of benefit to immunocompromised patients with mucocutaneous herpes. Patients with this form of herpes suffer from persistent skin lesions which have become resistant to existing therapies. While this disease represents an important potential target for ALFERON N Gel treatment, additional studies will be dependent upon securing additional funding (from a source other than the Offering) or a sponsor.

     Competition. The Company believes that only one product presently sold in the United States is indicated for the treatment of recurrent genital herpes. This product, ZOVIRAX(R), produced by Burroughs Wellcome Co., contains a drug called acyclovir which is administered orally in either solution or capsule form for the management of recurrent episodes of genital herpes. Two other ZOVIRAX(R) formulations, one of which is an ointment and the other of which is an intravenous product, also are sold by Burroughs Wellcome Co. in the United States for this use.

  ALFERON LDO.

     ALFERON LDO is a low dose oral liquid alpha interferon preparation. In October 1989, the Company entered into an agreement (as amended, the "ACC Agreement") with Amarillo Cell Culture Company, Incorporated ("ACC"), a privately-held company located in Amarillo, Texas, engaged in the research and development of animal health products. Under the terms of the ACC Agreement, the Company has a non-exclusive license under all of ACC's issued patents, patent applications, and "know-how" relating to the treatment of humans by the oral administration of Natural Alpha Interferon in low doses. The Company will be obligated to pay ACC royalties of 10% on the sales of Natural Alpha Interferon products using ACC's patented technology as determined under the ACC Agreement. In addition, ACC has the right to purchase the Company's Natural Alpha Interferon for use in the animal health market and is obligated to pay royalties to the Company based upon sales using the Company's Natural Alpha Interferon. In April 1995, in connection with certain amendments to the ACC Agreement, ACC agreed to purchase 312,500 shares of Common Stock at $2.00 per share and Pharma Pacific Management Pty. Ltd. ("PPM"), a company which has also obtained a license from ACC, agreed to purchase 62,500 shares of Common Stock at $2.00 per share, all of which shares were purchased during the second quarter of 1995.

     Clinical Trials for ALFERON LDO. The Company has conducted and plans to conduct various clinical trials for its ALFERON LDO formulation to develop applications and obtain initial approvals for such products.

     HIV-infected patients. The Company has completed two studies at Mount Sinai Medical Center in New York involving ALFERON LDO. One was a placebo-controlled study in AIDS-related complex ("ARC") patients, and the other was a dose ranging study in AIDS or ARC patients. The results from the placebo-controlled study did not demonstrate a significant improvement or alteration in the expected progression of the disease, although patients receiving ALFERON LDO reported greater energy and appetite than those given the placebo. Preliminary results from the dose ranging study indicate that one of the doses may promote weight gain and increased energy.

     At the insistence of AIDS groups and community-based physicians who had been using low-dose formulations of interferon in their practice, the NIAID agreed to launch a trial of low-dose oral interferon in the United States. An advisory committee comprised of representatives from interferon manufacturers, AIDS support groups, FDA, and National Institutes of Health was organized to design a nationwide, controlled study. This study will investigate the effect of a number of oral dosage forms of alpha interferon on several quality-of-life parameters of importance to patients infected with the AIDS virus.

     The Company has been active in helping plan this trial, and has agreed to make clinical quantities of ALFERON LDO available for use in the study. An IND for the study was submitted by the NIAID to the FDA in July 1995. The first batch of clinical supplies for the study are being completed, and the study is scheduled to open for enrollment in the second quarter of 1996.

     Competition. Under the terms of the ACC Agreement, (i) the Company has the exclusive right to sell ALFERON LDO, containing Natural Alpha Interferon, in the United States and all foreign countries other than Japan, (ii) ACC and PPM each has the right to sell any interferon other than Natural Alpha Interferon in the United States and all foreign countries other than Japan, and (iii) Hayashibara Biochemical Laboratory has the right to sell its low dose alpha interferon in Japan. Therefore, with respect to low dose oral interferon products, the Company will potentially compete with ACC and PPM in the United States and in the rest of the world except Japan.

  ALFERON N Gel and ALFERON LDO.

     Sales and Marketing Staff. The Company does not have a marketing or sales staff nor does it have a marketing agreement with respect to ALFERON N Gel (other than the Fujimoto Agreement) or ALFERON LDO and, if FDA marketing approval of ALFERON N Gel OR ALFERON LDO is obtained, no assurance can be given that the Company will be able to enter into a marketing agreement for such products on terms satisfactory to the Company. In February 1995, the Company entered into the Fujimoto Agreement which, among other things, grants Fujimoto the exclusive right to develop, distribute, and sell ALFERON N Gel in Japan. See "Business -- ALFERON N Injection -- Other Marketing and Distribution Agreements."

     Patents and Licenses. The United States Patent and Trademark Office issued two patents to the Company which disclose and claim topical interferon preparations. The patents encompass interferon preparations for the topical delivery of one or more interferons to the site of a disease which responds therapeutically to interferon, and a system for delivering interferon topically which prevents oxidation of the protein. The inventions specifically encompass the topical treatment for treating viral diseases, such as herpes genitalis, with alpha interferon. The Company has various other issued patents and patent applications pending in the field of biotechnology, purification processes, and therapeutics. See "Business -- ALFERON N Injection -- Patents and Licenses."

     Royalty Obligations. The Company is a party to certain license agreements, including the Hoffmann Agreement, pursuant to which it is obligated to pay royalties based upon commercial exploitation of ALFERON N Gel and ALFERON LDO. Under the terms of such license agreements, the Company would pay royalties of up to 13.5% and 19.5% of net sales of ALFERON N Gel and ALFERON LDO, respectively. See "Risk Factors -- Royalty Obligations."

GOVERNMENTAL REGULATION

     Regulations imposed by U.S. federal, state, and local authorities, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing, and marketing activities for present and proposed products developed by the Company.

     The Company's or its licensees' potential products will require regulatory approval by governmental agencies prior to commercialization. In particular, human medical products are subject to rigorous pre-clinical and clinical testing and other approval procedures by the FDA in the United States and similar health authorities in foreign countries. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, recordkeeping, and marketing of such products, including the use, manufacture, storage, handling, and disposal of hazardous materials and certain waste products. The process of obtaining these approvals and the subsequent compliance with applicable federal and foreign statutes and regulations involves a time-consuming process and requires the expenditure of substantial resources.

     The effect of government regulation may be to delay for a considerable period of time or prevent the marketing of any product that the Company may develop and/or impose costly procedures on the Company's activities, the result of which may be to furnish an advantage to the Company's competitors. Any delay in obtaining or failure to obtain such approvals would adversely affect the marketing of the Company's products and the ability to earn product revenue.

     Before testing of any agents with potential therapeutic value in healthy human test subjects or patients may begin, stringent government requirements for pre-clinical data must be satisfied. These data, obtained from studies in several animal species, as well as from laboratory studies, are submitted in a Notice of Claimed Investigational Exemption for a New Drug or its equivalent in countries outside the U.S. where clinical studies are to be conducted. If the necessary authorizations are received, the Company then conducts clinical tests of its products on human beings at various unaffiliated medical centers and institutions. Initial trials (Phase 1) are conducted on a small number of volunteers to determine whether the drug is safe for human beings. If the initial trials demonstrate the safety of the product, trials (Phase 2) are then conducted on patients affected with the disease or condition under investigation to establish the proper dose and dosing interval. The findings of these trials are then used to design and implement large-scale controlled trials (Phase 3) to provide statistical proof of effectiveness and adequate evidence of safety to meet FDA and/or foreign approval requirements.

     The FDA closely monitors the progress of each of the phases of clinical testing and may, at its discretion, re-evaluate, alter, suspend, or terminate the testing based on the data which have been accumulated to that point and its assessment of the risk/benefit ratio to the patient. Estimates of the total time required for completing clinical testing vary between four and ten years. Upon successful completion of clinical testing of a new drug, a company typically submits a New Drug Application ("NDA"), or for biological products such as Natural Alpha Interferon, a Product and Establishment License Applications ("PLA/ELA") to the FDA summarizing the results and observations of the drugs during the clinical trials.

     To the extent a portion of the manufacturing process for a product is handled by an entity other than the Company, the Company must similarly receive FDA approval for the other entity's participation in the manufacturing process. The Company has entered into an agreement with Sanofi, pursuant to which Sanofi formulates and packages ALFERON N Injection. The Company presently has a biologic establishment license for the facilities in which it produces ALFERON N Injection, which includes the facilities in which Sanofi formulates and packages ALFERON N Injection. In addition, FDA approval would have to be obtained if the Company should choose to use an outside formulator and/or packager for ALFERON N Gel or ALFERON LDO.

     Once the manufacture and sale of a product is approved, various FDA regulations govern the production processes and marketing activities of such product. A post-marketing testing, surveillance, and reporting program may be required to continuously monitor the product's usage and effects. Product approvals may be withdrawn, or other actions may be ordered, if compliance with regulatory standards is not maintained.

     Each individual lot of Natural Alpha Interferon produced must be tested for compliance with specifications and released for sale by the FDA prior to distribution in the marketplace. Even after initial FDA marketing approval for a product has been granted, further studies may be required to provide additional data on safety or efficacy; to obtain approval for marketing a product as a treatment for specific diseases other than those for which the product was originally approved; to change the dosage levels of a product; to support new safety or efficacy claims for the product; or to support changes in manufacturing methods, facilities, sources of raw materials, or packaging.

     In many markets, effective commercialization also requires inclusion of the product in national, state, provincial, or institutional formularies or cost reimbursement systems. The impact of new or changed laws or regulations cannot be predicted with any accuracy. The Company uses its own staff of regulatory affairs professionals and outside consultants to enable it to monitor compliance, not only with FDA laws and regulations, but also with state and foreign government laws and regulations. See "Risk Factors -- Regulatory Approvals."

     Promotional and educational communications by the Company and its distributors also are regulated by the FDA and are governed by statutory and regulatory restrictions and FDA policies regarding the type and extent of data necessary to support claims that may be made. The Company currently does not have data adequate to satisfy FDA requirements with respect to potential comparative claims between Natural Alpha Interferon and competing recombinant interferon products.

     For marketing outside the United States, the Company will also be subject to foreign regulatory requirements governing human clinical trials, manufacturing, and marketing approval for drugs and other medical products. The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary widely from country to country. See "Risk Factors -- Foreign Regulatory Approvals" and "Risk Factors -- Uncertainty of Pharmaceutical Pricing and Related Matters; Need for Reimbursement."

RESEARCH STAFF AND EMPLOYEES

     As of February 9, 1996, the Company had approximately 58 full-time employees, of whom approximately 10 hold Ph.D. degrees and 30 hold other degrees in scientific or technical fields. Of such employees, approximately 18 were engaged in research and product development, 22 were engaged in manufacturing and quality control, and the remainder were general and administrative personnel. Certain direct and indirect management services are provided to the Company by employees of NPDC and its other subsidiaries pursuant to a Management Agreement (the "Management Agreement") at a cost to the Company of $120,000 per annum. In addition, the Management Agreement provides that certain other services which are provided by approximately 15 NPDC employees, such as legal, maintenance, shipping and receiving, purchasing, secretarial work, information retrieval, and regulatory compliance, will be paid for by the Company on an "as used" basis at NPDC's approximate cost. See "Certain Transactions -- Agreements with NPDC -- Management Agreement."

PROPERTIES

     The Company's executive offices and its research and production facilities are located at 783 Jersey Avenue, New Brunswick, New Jersey 08901, and its telephone number is (908) 249-3250. The Company also maintains offices at 9 West 57th Street, New York, New York 10019, the cost of which is included in the Management Agreement.

     The Company owns two free standing buildings comprising approximately 44,000 square feet located in New Brunswick, New Jersey. The Company occupies approximately 24,000 square feet for staff offices, for the production and purification of interferon, for quality control and research activities, and for the storage of raw, in process, and finished materials. The Company completed the expansion of its manufacturing facility in early 1991 and received FDA approval to use this facility in June 1991. The Company also shares approximately 9,000 square feet with NPDC and leases approximately 11,000 feet to NPDC. The Company believes that its current facilities are (i) suitable and adequate for research and development and commercial production of purified interferon, (ii) well maintained, and (iii) in good condition. Substantially all equipment owned by the Company has been acquired over the past ten years and is in good working condition.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings, the outcome of which is believed by management to have a reasonable likelihood of having any material adverse effect upon the Company's business, results of operations, or financial condition.

                                   MANAGEMENT

     As of February 9, 1996, the directors and officers of the Company and their ages and positions are as set forth below.

                NAME                  AGE                            POSITION
------------------------------------  ----    ------------------------------------------------------
Martin M. Pollak(1)(2)(3)...........    68    Chairman of the Board
Jerome I. Feldman(1)(2)(3)..........    67    Chairman of the Board's Executive Committee,
                                              Treasurer, and a Director
Samuel H. Ronel, Ph.D...............    59    Vice Chairman
Lawrence M. Gordon..................    42    Chief Executive Officer, General Counsel, and a
                                              Director
Stanley G. Schutzbank, Ph.D.........    50    President and a Director
Leon Botstein, Ph.D.................    47    Director
Sheldon L. Glashow, Ph.D(4).........    63    Director
Scott N. Greenburg..................    39    Director
Roald Hoffmann, Ph.D.(4)............    57    Director
Ogden R. Reid(1)(3)(4)..............    70    Director
Donald W. Anderson..................    46    Controller (Principal Accounting and Financial
                                              Officer) and Secretary
Drew Stoudt.........................    48    Vice President, Regulatory Affairs and Quality
Mei-June Liao, Ph.D.................    44    Vice President, Research and Development

---------------
(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of Stock Option Committee.

(4) Member of the Audit Committee.

     All directors are serving a current term of office which continues until the next annual meeting of stockholders, and all officers are serving a current term of office which continues until the next annual meeting of directors.

     Martin M. Pollak has been Chairman of the Board since 1981. He is a founder of NPDC (a holding company) and has been Executive Vice President, Treasurer and a director of NPDC since 1959. Mr. Pollak is Chief Executive Officer, President and a director of American Drug Company ("ADC"), a subsidiary of NPDC which markets American-made generic pharmaceutical products in Russia. He has been Chairman of the Board and a director of General Physics Corporation ("GPC"), a subsidiary of NPDC which provides personnel training and technical support services to the domestic commercial nuclear power industry and to the United States Department of Energy since 1988; and a director since 1987; Chairman of the Executive Committee of GTS Duratek, Inc. ("Duratek"), a company which provides environmental technology and consulting, and staff augmentation services to various utility, industrial and commercial clients from 1985 to January 1995 and a director since 1982; Chairman of the Board and a director of SGLG, Inc. ("SGLG"), a subsidiary of NPDC, which is a holding company with a 35% interest in GSE Systems, Inc. ("GSE"), a software simulator company, since May 1991; and a director of GSE since 1994. Mr. Pollak is Chairman of the Czech and Slovak United States Economic Council, a member of the Board of Trustees of the Worcester Foundation for Experimental Biology and a director of Brandon Systems Corporation, a personnel recruiting company, since 1986.

     Jerome I. Feldman has been Chairman of the Board's Executive Committee and a director of the Company since 1981. He has also been the Treasurer of the Company since 1984. Mr. Feldman is a founder of, and since 1959 has been President, Chief Executive Officer and a director of, NPDC. Mr. Feldman is Chairman of the Board of and a consultant to ADC. He has been Chairman of the Executive Committee of GPC since 1988 and a director of GPC since 1987; Chairman of the Board of Duratek from 1985 to January 1995 and a director since 1982 and Chairman of the Executive Committee and a director of SGLG since May 1991; and a director of GSE since 1994. He has been a director of Hamilton Financial Services, Inc., a financial service company, since 1983. He is a trustee of the New England Colleges Fund and of Bard College.

     Samuel H. Ronel, Ph.D. has been Vice Chairman of the Board since January 1996 and was President, Chief Executive Officer, and a director of the Company from 1981 to January 1996. He was responsible for the interferon research and development program since its inception in 1979. Dr. Ronel joined NPDC in 1970 and has served as the Vice President of Research and Development of NPDC since 1976 and as the President of Hydro Med Sciences, a division of NPDC, since 1976. Dr. Ronel served as President of the Association of Biotechnology Companies, an international organization representing United States and foreign biotechnology firms, from 1986-88 and has served as a member of its Board of Directors until 1993. Dr. Ronel was elected to the Board of Directors of The Biotechnology Industry Organization in 1993.

     Lawrence M. Gordon has been Chief Executive Officer and a director of the Company since January 1996, Vice President of the Company from June 1991 to January 1996, General Counsel of the Company since 1984, General Counsel of NPDC since November 1986, and Vice President of NPDC since June 1991. He was Associate General Counsel of NPDC from 1983 through November 1986. Mr. Gordon has been a director of GPC since October 1994.

     Stanley G. Schutzbank, Ph.D. has been President of the Company since January 1996, Executive Vice President of the Company from 1987 to January 1996, and a director of the Company since 1981 and has been associated with the interferon research and development program since its inception in 1979. He is involved with all facets of administration and planning of the Company and has coordinated compliance with FDA regulations governing manufacturing and clinical testing of interferon, leading to the approval of ALFERON N Injection in 1989. Dr. Schutzbank joined NPDC in 1972 and has served as the Corporate Director of Regulatory and Clinical Affairs of NPDC since 1976 and as Executive Vice President of Hydro Med Sciences since 1982. Dr. Schutzbank is a member of the Regulatory Affairs Professionals Society and has served as Chairman of the Regulatory Affairs Certification Board from its inception until 1994. Dr. Schutzbank received the 1991 Richard E. Greco Regulatory Affairs Professional of the Year Award for his leadership in developing the United States Regulatory Affairs Certification Program. In September 1995, Dr. Schutzbank was elected to serve as President-elect in 1996, President in 1997, and Chairman of the Board in 1998 of the Regulatory Affairs Professionals Society.

     Leon Botstein, Ph.D. has been a director of the Company since 1981 and has been the President of Bard College, Annandale-on Hudson, New York since 1975. Dr. Botstein has been a director of Intelogic Trace, Inc., a computer maintenance and support service company since 1985.

     Sheldon L. Glashow, Ph.D. has been a director of the Company since October 1991. He has been a director of GPS since January 1987, a director of GSE since August 1995, a director of CalCol, Inc., a pharmaceutical company, since 1994, and was a director of Duratek from 1985 to January 1995. Dr. Glashow is the Higgins Professor of Physics of Harvard University and was a Distinguished Professor and Visiting Professor of Physics at Boston University. In 1971, he received the Nobel Prize in Physics.

     Scott N. Greenberg has been a director of the Company since January 1996, Vice President, Chief Financial Officer, and a director of NPDC since 1989, a director of GPC since 1987, a director of SGLG since 1991, and chief financial officer and a director of ADC since January 1994.

     Roald Hoffmann, Ph.D. has been a director of the Company since 1991 and a director of NPDC since 1988. Dr. Hoffmann has been the John A. Newman Professor of Physical Science at Cornell University since 1974 and is a member of the National Academy of Sciences and the American Academy of Arts and Sciences. In 1981 he shared the Nobel Prize in Chemistry with Dr. Kenichi Fukui.

     Ogden R. Reid has been a director of the Company since 1982, a director of NPDC since 1979, a director of GPC since January 1988, and Vice Chairman of the Board of GPS since 1992. He was Vice Chairman and a director of Duratek from 1991 to January 1995. He has also been a director of Royce Laboratories, Inc., a generic drug company, since 1995. Mr. Reid was Editor and Publisher of the New York Herald Tribune and of its International Edition, an United States Ambassador to Israel, a six-term member of the United States Congress and a New York State Environmental Commissioner.

     Donald W. Anderson has been the Controller of the Company since 1981 and Corporate Secretary of the Company since 1988. He has been an officer of various subsidiaries of NPDC since 1976.

     Drew Stoudt has been Vice President, Regulatory Affairs and Quality of the Company since March 1991. He was Vice President, Quality Assurance and Quality Control from February 1990 to March 1991. Mr. Stoudt has served as Director of Quality Assurance for the Company and other divisions of National Patent from 1985 to 1990.

     Mei-June Liao, Ph.D., has been Vice President, Research and Development of the Company since March 1995. She has served as a Director, Research & Development since 1987, and held senior positions in the Company's Research & Development Department since 1983. Dr. Liao received her Ph.D. from Yale University and completed a three-year post doctoral appointment at the Massachusetts Institute of Technology under the direction of Nobel Laureate in Medicine, Professor H. Gobind Khorana. Dr. Liao has authored many scientific publications and invention disclosures.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the number of shares of the Common Stock beneficially owned as of February 9, 1996, by each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock.

                     NAME AND ADDRESS                           NUMBER OF SHARES          PERCENTAGE
                    OF BENEFICIAL OWNER                        BENEFICIALLY OWNED         OF CLASS(1)
-----------------------------------------------------------    ------------------         -----------
National Patent Development Corporation....................         7,475,148(2)              21.7%
Martin M. Pollak...........................................         7,957,648(2)(3)           22.8%
Jerome I. Feldman..........................................         7,971,598(2)(4)           22.8%
David Blech................................................           800,000(5)               2.3%
Nicholas L. Madonia, Trustee...............................         2,287,500(6)(7)            6.6%
Mordechai Jofen, Trustee...................................           240,834(8)               0.7%
Biotechnology Investment Group, L.L.C......................         2,710,334(9)               7.9%

---------------
 (1) The percentage of class calculation assumes for each beneficial owner that all of the options or warrants are exercised in full only by the named beneficial owner and that no other options or warrants are deemed to be exercised by any other stockholders.

 (2) Includes (i) 5,300,148 shares of Common Stock owned by NPDC, (ii) 1,359,375 shares of Common Stock owned by Five Star Group, Inc. ("FSGI"), and (iii) 815,625 shares of Common Stock owned by MXL Industries, Inc. ("MXL"). FSGI and MXL each is a wholly-owned subsidiary of NPDC. Based upon the common stock and Class B Stock of NPDC outstanding at February 9, 1996, Martin M. Pollak and Jerome I. Feldman, officers and directors of NPDC, and directors of the Company, controlled in the aggregate approximately 10.2% of the voting power of all voting securities of NPDC. This percentage for Mr. Pollak and Mr. Feldman would increase to approximately 45.8% if they exercised all of the presently outstanding and currently exercisable stock options to purchase shares of the common stock and Class B Stock of NPDC held by them. Accordingly, Messrs. Pollak and Feldman, through their ownership of NPDC common stock, may be deemed to beneficially own the shares of Common Stock beneficially owned by NPDC, FSGI, and MXL. However, Messrs. Pollak and Feldman disclaim beneficial ownership of such 7,475,148 shares. 6,975,148 of the shares of Common Stock owned by NPDC, FSGI, and MXL have been pledged to a bank as collateral to secure indebtedness owed to such bank. The address of NPDC and Messrs. Pollak and Feldman is 9 West 57th Street, Suite 4170, New York, New York 10019.

 (3) Includes (i) 7,475,148 shares of Common Stock beneficially owned by NPDC,
     (ii) 1,000 shares of Common Stock held by Mr. Pollak's wife, and (iii) 480,000 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Mr. Pollak. Mr. Pollak disclaims beneficial ownership of the shares of Common Stock owned by NPDC and his wife.

 (4) Includes (i) 7,475,148 shares of Common Stock beneficially owned by NPDC,
     (ii) 2,950 shares of Common Stock held by certain members of Mr. Feldman's family, and (iii) 480,000 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Mr. Feldman. Mr. Feldman disclaims beneficial ownership of the shares of Common Stock owned by NPDC and his family.

 (5) Excludes (i) 1,130,000 shares of Common Stock held by Freedom Charitable Remainder Trust ("Freedom") of which David Blech is the income beneficiary but not the trustee, (ii) 480,000 shares of Common Stock held by Frontier Charitable Remainder Trust ("Frontier") of which David Blech is the income beneficiary but not the trustee, (iii) 430,000 shares of Common Stock held by Sentinel Charitable Remainder Trust ("Sentinel") of which David Blech is the income beneficiary but not the trustee, (iv) 247,500 shares of Common Stock held by the Blech Family Trust ("Blech Family Trust") of which David Blech is the income beneficiary but not the trustee, and (v) 240,834 shares of Common Stock held by the Edward A. Blech Charitable Remainder Trust ("Edward Blech Trust") of which David Blech is the income beneficiary but not the trustee. Mr. Blech disclaims beneficial ownership of the shares of Common Stock held by Freedom, Frontier, Sentinel, Blech Family Trust, and Edward Blech Trust. Mr. Blech's address is 225 Lafayette Street, Suite 1206, New York, New York 10012.

 (6) Based, in part, on a Schedule 13D filed by the beneficial owner with the Securities and Exchange Commission.

 (7) Includes 1,130,000 shares of Common Stock held by Freedom, 480,000 shares of Common Stock held by Frontier, 430,000 shares of Common Stock held by Sentinel, and 247,500 held by Blech Family Trust, of which trusts Mr. Blech is the income beneficiary but not the trustee. As sole trustee of each of the trusts, Mr. Madonia has the right to vote and dispose of the shares held by such trusts. Mr. Blech disclaims beneficial ownership of such shares of Common Stock. Mr. Madonia's address is c/o Madonia, Pilles & Co., P.A., 30 Outwater Lane, Garfield, New Jersey 07026.

 (8) Includes 240,834 shares of Common Stock held by Edward Blech Trust. As sole trustee of such trust, Mr. Jofen has the right to vote and dispose of the shares held by such trust. Mr. Blech disclaims the beneficial ownership of such shares of Common Stock. Mr. Jofen's address is 418 Avenue I, Brooklyn, New York 11231.

 (9) The members of Biotechnology Investment Group, L.L.C. ("BIG"), which is a limited liability company, are: Collinson Howe Venture Partners, Inc. (formerly known as Schroder Venture Advisers, Inc.) (Jeffrey J. Collinson is its president and its sole director and majority owner); Mordechai Jofen, 418 Avenue I, Brooklyn, New York 11231, as trustee of the Edward Blech Trust; and Wilmington Trust Company, 1100 N. Market Street, Wilmington, Delaware 19890, as voting trustee. Such persons may have shared voting and dispositive power over these shares. All of the shares of Common Stock owned by BIG have been pledged to Citibank, N.A. as collateral to secure indebtedness owed to such bank. The address of BIG is 1055 Washington Blvd. Stamford, CT 06901.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH NPDC

     Transfer Agreement. As of January 1, 1981, NPDC entered into an agreement (the "Transfer Agreement") with the Company pursuant to which NPDC (i) licensed to the Company in perpetuity all of its right, title and interest in and to certain intellectual property and technology rights (the "Intangible Assets") relating to its programs in human leukocyte interferon and recombinant DNA and hybridoma technology and (ii) transferred to the Company its rights under certain consulting, supply, and research agreements (the "Agreements"). In consideration of the license and transfer of the Intangible Assets and the Agreements, the Transfer Agreement provides that the Company will pay to NPDC a royalty of $1,000,000. Such amount is payable if and when the Company generates income before income taxes, and is limited to 25% of such income before taxes per year until the amount is paid in full. See "Risk Factors -- Royalty Obligations."

     Management Agreement. As of January 1, 1981, NPDC entered into the Management Agreement with the Company pursuant to which certain legal, financial, and administrative services have been provided by employees of NPDC. The fee for such services is $120,000 per annum. In addition, the Management Agreement provides that certain other services provided by NPDC's employees, such as maintenance, shipping and receiving, purchasing, secretarial work, information retrieval, and regulatory compliance, will be paid for by the Company on an "as used" basis at NPDC's approximate cost. During 1994, NPDC charged $1,194,380 to the Company for such other services. The Company is also covered under certain of NPDC's insurance policies and pays its proportionate share of insurance costs.

     Lease Agreement. The Company owns two free standing buildings aggregating approximately 44,000 square feet located in New Brunswick, New Jersey. The Company and NPDC have entered into an agreement for the sharing of the office, warehouse, and laboratory facility. The Company occupies approximately 24,000 square feet, shares approximately 9,000 square feet with NPDC, and leases approximately 11,000 square feet of space to NPDC at such location. During 1994, NPDC paid the Company as rent NPDC's proportionate share of such occupancy costs (based on both square feet occupied and number of personnel), which amounted to $150,000.

     While the above-described agreements were negotiated with a principal stockholder of the Company which was then its parent, the Company nevertheless believes that such agreements are equivalent economically to arms-length transactions with a third party.

AGREEMENTS WITH DAVID BLECH AND RELATED PARTIES

     On May 28, 1993, David Blech, the Chief Executive Officer, sole shareholder, and a director of DBC, and the Company entered into a Purchase Agreement (the "Purchase Agreement"), pursuant to which Mr. Blech or his designees purchased for $4.00 per unit, an aggregate of 2,500,000 units ("Units"), each Unit consisting of two shares of the Company's Common Stock, one Class A Warrant (the "Class A Warrants") to purchase one share of Common Stock at an exercise price of $3.25 per share, and one Class B Warrant (the "Class B Warrants") to purchase one share of Common Stock at an exercise price of $5.00 per share. The Class A Warrants and the Class B Warrants expire on August 31, 2000. The following acquisitions were made in installments pursuant to the Purchase Agreement: (i) two charitable remainder trusts, of which Mr. Blech is the income beneficiary but not the trustee, purchased an aggregate of 1,050,000 Units, (ii) Mr. Blech purchased 1,187,500 Units, (iii) Mark S. Germain, a Managing Director of DBC, purchased 250,000 Units, and (iv) an unaffiliated purchaser purchased 12,500 Units. The purchasers have certain demand registration rights as to the securities acquired by them under the Purchase Agreement. Under the Purchase Agreement, Mr. Blech had the right (which was never exercised) to cause the Company to nominate two designees of Mr. Blech (the "Blech Nominees") to the Board of Directors of the Company as long as Mr. Blech and the other purchasers under the Purchase Agreement beneficially owned, in the aggregate, at least 2,000,000 shares of Common Stock. In 1993, the Company paid DBC a $500,000 fee for its services in connection with the Purchase Agreement.

     Pursuant to the Purchase Agreement, a 10-year Voting Agreement (the "Voting Agreement") among David Blech, NPDC, FSGI, and MXL became effective as of May 28, 1993 pursuant to which NPDC, FSGI, and MXL agreed to (a) vote all their shares of Common Stock for the election of the Blech Nominees as directors of the Company unless Mr. Blech and the other purchasers under the Purchase Agreement dispose of more than 1,000,000 shares of Common Stock and (b) restrict transfer of the Common Stock held by them for one year, subject to certain exceptions. Pursuant to the Voting Agreement, Mr. Blech and the other purchasers under the Purchase Agreement agreed to vote for the election of two nominees of NPDC as directors of the Company unless NPDC, MXL and FSGI disposed of any shares of Common Stock (other than up to 2,000,000 shares disposed of in exchange for debt obligations of NPDC, MXL, or FSGI). Concurrently with the execution of the Purchase Agreement, the Company entered into a consulting agreement with DBC under which the Company agreed to pay $100,000 per year, payable monthly, to DBC for advisory services with respect to the Company's field of interest and business, strategic, and commercial matters related to the biotechnology industry. The term of the consulting agreement was for one year commencing on June 1, 1993, and was renewed on the same terms for an additional one-year period which expired on June 1, 1995. David Blech and the Company were unaffiliated prior to the transactions described above, which were negotiated on an arm's-length basis.

     On May 13, 1994, the Company filed a registration statement with the Securities and Exchange Commission, which statement was amended on July 1, 1994 and was subsequently amended again on August 10, 1994, covering a proposed public offering of 2,000,000 shares of the Company's Common Stock to be managed by DBC as underwriter. On September 22, 1994, DBC could not meet certain minimum capital requirements and was forced to discontinue its operations. Consequently, the Company had to cancel the proposed public offering of Common Stock.

     On December 6, 1994, the Company entered into a Purchase and Exchange Agreement with Mr. Blech and certain other parties pursuant to which Sentinel Charitable Remainder Trust, a trust of which Mr. Blech is the income beneficiary but not the trustee, purchased 430,000 shares of Common Stock for $1 per share or an aggregate purchase price of $430,000. The purchase price was negotiated on an arms-length basis and the shares were sold at a discount to market value as a result of the Company's need for additional working capital. In addition, pursuant to such agreement, David Blech and certain other parties agreed to exchange 2,250,000 Class A Warrants and 2,250,000 Class B Warrants for 900,000 shares of Common Stock. The issuance and exchange of the shares of Common Stock pursuant to the Purchase and Exchange Agreement were completed in April 1995. In connection with and in consideration for the Purchase and Exchange Agreement described above, Mr. Blech and certain other parties and the Company entered into an agreement (i) terminating and cancelling the Voting Agreement discussed above, (ii) deleting in its entirety a provision of the Purchase Agreement with respect to conflicting "piggyback" registration rights, and (iii) deleting in its entirety the provision of the Purchase Agreement with respect to Board representation and nomination rights of the Blech Designees.

OTHER TRANSACTIONS

     On May 3, 1995, NPDC, BIG, and Edward Blech Trust committed to loan the Company $600,000, $220,000, and $100,000, respectively. All of such loans were made by July 6, 1995. Such loans bore interest at prime plus 2% and matured on the earlier of (i) the first date that the Company receives gross proceeds of at least $7,500,000 from a public offering (the "Public Offering") of Common Stock and (ii) November 2, 1995. If the indebtedness matured as a result of a Public Offering, repayment of principal of the indebtedness was permitted to be made, at the option of the Company, by delivery of shares of Common Stock valued at the public offering price per share in the Public Offering. On July 17, 1995, NPDC and BIG loaned the Company an additional $500,000 and $150,000, respectively, and between July 17 and August 22, 1995 NPDC loaned the Company an additional $300,000 on the same terms as the terms of the earlier loans except that the Company did not have the option to repay the principal of such additional indebtedness by delivery of shares of Common Stock. All such indebtedness was repaid out of the proceeds of the August/September Offering. NPDC, BIG and Edward Blech Trust used a portion of such funds to purchase 500,000, 183,334, and 83,334 shares of Common Stock, respectively, in the August/September Offering.

     As of February 9, 1996, Lawrence M. Gordon, the Chief Executive Officer, General Counsel, and a director of the Company, had a principal balance outstanding on a loan from the Company due July 9, 1997 of $150,000. Interest on the loan is payable quarterly at a rate of 6% per annum.

                              PLAN OF DISTRIBUTION

     The Company may offer the Common Stock in any of three ways: (i) through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate, (ii) through agents designated from time to time, or (iii) directly to one or a limited number of purchasers. The shares of Common Stock may be sold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. To the extent required, any Prospectus Supplement with respect to shares of Common Stock will set forth the terms of the offering and the proceeds to the Company from the sale thereof, any underwriting discounts and other items of price, and any discounts or concessions allowed or reallowed or paid to dealers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are utilized, the Common Stock being sold to them will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. The Common Stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. To the extent required, the underwriter or underwriters with respect to the Common Stock being offered by the Company will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent.

     The Common Stock may be sold directly by the Company or through agents designated by the Company from time to time. To the extent required any agent involved in the offer or sale of the Common Stock in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of such liabilities.

     Agents and underwriters may engage in other transactions with or perform other services for the Company. To the extent required, any such relationships will be set forth in a Prospectus Supplement.

     The Company will pay all of the expenses of the Offering.

                           DESCRIPTION OF SECURITIES

GENERAL

     The Company is authorized to issue 55,000,000 shares of Common Stock. As of February 9, 1996, 34,448,768 shares of Common Stock were outstanding. In addition, 5,281,624 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants and options. If 6,000,000 shares of Common Stock are sold in the Offering, 40,448,768 shares of Common Stock will be outstanding.

COMMON STOCK

     Each outstanding share of Common Stock entitles the holder to one vote on all matters requiring a vote of stockholders. Since the Common Stock does not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all the directors of the Company and the holders of the remaining shares would not be able to elect any directors. See "Principal Stockholders."

     Subject to the rights of holders of any series of preferred stock that may be issued in the future, the holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of a voluntary or involuntary liquidation of the Company, all shareholders are entitled to a pro rata distribution of the assets of the Company remaining after payment of claims of creditors and liquidation preferences of any preferred stock. Holders of Common Stock have no conversion or preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby by the Company when issued and paid for will be, fully paid and nonassessable.

     The transfer agent for the Common Stock is Harris Trust Company of New York, 77 Water Street, New York, New York 10005.

PREFERRED STOCK

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, none of which is outstanding, the terms of which may be fixed by the Board of Directors. It is not possible to state the actual effect of any issuance of one or more series of preferred stock upon the rights of holders of Common Stock until the Board of Directors of the Company determines the respective rights of the holders of one or more series of the preferred stock. Such effects might, however, include: (a) reduction of the amount of funds otherwise available for payment of cash dividends on Common Stock; (b) restrictions on the payment of cash dividends on Common Stock; (c) dilution of the voting power of the Common Stock, to the extent that any series of issued preferred stock has voting rights or is convertible into Common Stock; and (d) the holders of Common Stock not being entitled to share in the assets of the Company upon liquidation until satisfaction of liquidation preferences, if any, in respect of any outstanding series of preferred stock. Additionally, preferred stock may be issued through a depositary mechanism thereby increasing the amount of preferred stock that could be issued.

                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed on for the Company by Andrea D. Kantor, Associate General Counsel of the Company. Ms. Kantor does not own any shares of Common Stock but has options to purchase 36,750 shares of Common Stock, 33,750 of which are currently exercisable.

                                    EXPERTS

     The audited consolidated financial statements of the Company and its subsidiary at December 31, 1994 and 1993, and for each of the years in the three year period ended December 31, 1994 included herein have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in auditing and accounting. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that states that the Company's recurring losses from operations and accumulated deficit raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act with respect to the shares of Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Offering, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance where such contract or other document is an exhibit to the Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Financial Statements:
  Consolidated Balance Sheets -- December 31, 1994 and 1993...........................  F-3
  Consolidated Statements of Operations -- Years ended December 31, 1994, 1993 and
     1992.............................................................................  F-4
  Consolidated Statements of Changes in Stockholders' Equity -- Years ended December
     31, 1994, 1993 and 1992..........................................................  F-5
  Consolidated Statements of Cash Flows -- Years ended December 31, 1994, 1993 and
     1992.............................................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7
Unaudited Financial Statements:
  Consolidated Condensed Balance Sheets -- September 30, 1995 and December 31, 1994...  F-20
  Consolidated Condensed Statements of Operations -- Nine Months ended September 30,
     1995 and 1994....................................................................  F-21
  Consolidated Condensed Statement of Changes in Stockholders' Equity -- Nine Months
     ended September 30, 1995.........................................................  F-22
  Consolidated Condensed Statements of Cash Flows -- Nine Months ended September 30,
     1995 and 1994....................................................................  F-23
Notes to Consolidated Condensed Financial Statements..................................  F-24

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Interferon Sciences, Inc.:

     We have audited the consolidated financial statements of Interferon Sciences, Inc. and subsidiary as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interferon Sciences, Inc. and subsidiary at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 7, the Company has adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", as of January 1, 1994.

                                          KPMG Peat Marwick LLP

New York, New York
April 3, 1995

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31,
                                                                  -----------------------------
                                                                      1994             1993
                                                                  ------------     ------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.....................................  $    330,617     $  4,247,067
  Marketable securities.........................................                      4,294,391
  Accounts and other receivables................................        35,546           87,649
  Inventories...................................................     1,029,158        2,159,005
  Consignment inventory.........................................       220,410
  Receivables from affiliated companies, net....................        20,001           18,501
  Prepaid expenses and other current assets.....................        55,221          210,179
                                                                  ------------     ------------
TOTAL CURRENT ASSETS............................................     1,690,953       11,016,792
                                                                  ------------     ------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land..........................................................       140,650          140,650
  Buildings and improvements....................................     7,384,102        7,384,102
  Equipment.....................................................     4,301,317        4,218,819
                                                                  ------------     ------------
                                                                    11,826,069       11,743,571
  Less accumulated depreciation and amortization................    (6,013,839)      (5,247,568)
                                                                  ------------     ------------
                                                                     5,812,230        6,496,003
                                                                  ------------     ------------
INTANGIBLE ASSETS, NET OF ACCUMULATED AMORTIZATION OF $1,300,000
  AND $1,080,091
  Patent and deferred financing costs...........................       355,019          313,842
PREPAID ROYALTIES...............................................                      2,100,000
OTHER ASSETS....................................................       323,900          373,900
                                                                  ------------     ------------
                                                                  $  8,182,102     $ 20,300,537
                                                                   ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt..........................  $    409,275     $  1,999,313
  Accounts payable..............................................       882,090          610,451
  Accrued expenses..............................................       746,935          414,215
  Amount due NPDC...............................................       134,347            8,050
  Amount due Purdue for repurchase of common stock..............       300,000
                                                                  ------------     ------------
TOTAL CURRENT LIABILITIES.......................................     2,472,647        3,032,029
                                                                  ------------     ------------
LONG-TERM DEBT LESS CURRENT MATURITIES..........................                        137,951
                                                                  ------------     ------------
COMMON STOCK SUBJECT TO REPURCHASE COMMITMENT (682,494
  SHARES).......................................................     2,729,976
                                                                  ------------     ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share;
     authorized -- 5,000,000 shares; none issued and
     outstanding................................................
  Common stock, par value $.01 per share;
     authorized -- 30,000,000 shares; issued and
     outstanding -- 19,509,291 and 19,464,285 shares............       195,093          194,643
Capital in excess of par value..................................    65,572,243       67,646,234
Accumulated deficit.............................................   (62,787,857)     (50,710,320)
                                                                  ------------     ------------
TOTAL STOCKHOLDERS' EQUITY......................................     2,979,479       17,130,557
                                                                  ------------     ------------
                                                                  $  8,182,102     $ 20,300,537
                                                                   ===========      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                             1994          1993          1992
                                                         ------------   -----------   -----------
REVENUES
Sales
  Alferon N Injection..................................  $    979,425   $             $ 3,267,351
  Research products and other revenues.................       186,506        51,323        39,046
                                                         ------------   -----------   -----------
          Total revenues...............................     1,165,931        51,323     3,306,397
                                                         ------------   -----------   -----------
COSTS AND EXPENSES
  Cost of goods sold and excess/idle production
     costs.............................................     2,778,109     1,880,563     3,162,670
  Research and development (net of $150,000, $138,996
     and $141,996 of rental income received from
     NPDC).............................................     5,195,699     4,151,158     3,983,195
  General and administrative (includes $1,314,380,
     $1,015,700 and $984,615 of charges from NPDC for
     management fees and reimbursements of expenses)...     4,974,224     2,366,897     2,113,493
                                                         ------------   -----------   -----------
          Total costs and expenses.....................    12,948,032     8,398,618     9,259,358
                                                         ------------   -----------   -----------
LOSS FROM OPERATIONS...................................   (11,782,101)   (8,347,295)   (5,952,961)
  Interest and other income............................       157,929       255,344       544,322
  Net (loss) gain on sales of marketable securities....      (300,430)        3,297       (24,922)
  Interest expense.....................................      (152,935)     (371,208)     (563,294)
                                                         ------------   -----------   -----------
NET LOSS...............................................  $(12,077,537)  $(8,459,862)  $(5,996,855)
                                                          ===========    ==========    ==========
NET LOSS PER SHARE.....................................  $       (.62)  $      (.55)  $      (.42)
                                                          ===========    ==========    ==========
Weighted average number of shares outstanding..........    19,594,285    15,432,287    14,356,718
                                                          ===========    ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                    COMMON STOCK        CAPITAL IN                      TOTAL
                                                                ---------------------    EXCESS OF    ACCUMULATED    STOCKHOLDERS'
                                                                  SHARES      AMOUNT     PAR VALUE      DEFICIT         EQUITY
                                                                ----------   --------   -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1991..................................  13,931,218   $139,312   $55,159,459   $(36,253,603)  $ 19,045,168
Proceeds from exercise of common stock warrants...............     432,600      4,326     2,952,163                     2,956,489
Proceeds from exercise of common stock options................      47,300        473       151,933                       152,406
Net loss......................................................                                          (5,996,855)    (5,996,855)
                                                                ----------   --------   -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1992..................................  14,411,118    144,111    58,263,555    (42,250,458)    16,157,208
Net proceeds from issuance of common stock and warrants to D.
  Blech.......................................................   5,000,000     50,000     9,200,501                     9,250,501
Issuance of common stock as required by various agreements....      40,967        410       142,975                       143,385
Proceeds from exercise of common stock options................      12,200        122        39,203                        39,325
Net loss......................................................                                          (8,459,862)    (8,459,862)
                                                                ----------   --------   -----------   ------------    ------------
BALANCE AT DECEMBER 31, 1993..................................  19,464,285    194,643    67,646,234    (50,710,320)    17,130,557
Net proceeds from sale of common stock and warrants...........     610,000      6,100     1,470,335                     1,476,435
Commitment to purchase common stock from Purdue Frederick,
  Runham and Banela...........................................    (994,994)    (9,950)   (3,970,026)                   (3,979,976)
Net proceeds from the sale of common stock to Sentinel
  Charitable Remainder Trust..................................     430,000      4,300       425,700                       430,000
Net loss......................................................                                         (12,077,537)   (12,077,537)
                                                                ----------   --------   -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1994..................................  19,509,291   $195,093   $65,572,243   $(62,787,857)  $  2,979,479
                                                                 =========   ========    ==========   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                         1994            1993            1992
                                                     ------------     -----------     -----------
CASH FLOWS USED FOR OPERATIONS:
  Net loss.........................................  $(12,077,537)    $(8,459,862)    $(5,996,855)
  Adjustments to reconcile net loss to net cash
     used for operating activities:
     Depreciation and amortization.................     2,926,439       1,017,949       1,039,114
     Reduction of other assets.....................        50,000
  Net loss (gain) on sales of marketable                  300,430          (3,297)         24,922
     securities....................................
  Retirements of property, plant and equipment.....                                        14,271
  Change in operating assets and liabilities:
     Receivables from affiliated companies.........        (1,500)          1,500          (3,861)
     Inventories...................................     1,129,847         (49,752)       (831,091)
     Consignment inventory.........................      (220,410)
     Accounts and other receivables................      (647,897)         12,023       1,209,682
     Prepaid expenses and other current assets.....       154,958        (162,338)        (38,025)
     Accounts payable and accrued expenses.........       604,359        (148,859)        213,843
                                                     ------------     -----------     -----------
          Net cash used for operations.............    (7,781,311)     (7,792,636)     (4,368,000)
                                                     ------------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales of marketable securities...................     6,490,406       4,153,719       5,455,958
  Purchases of marketable securities...............    (2,496,445)     (3,891,422)     (3,062,531)
  Additions to property, plant and equipment.......       (82,498)        (87,412)       (251,511)
  Additions to intangible and other assets.........      (101,345)        (84,537)       (208,216)
                                                     ------------     -----------     -----------
          Net cash provided by investing                3,810,118          90,348       1,933,700
            activities.............................
                                                     ------------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from purchase agreement with D.            430,000       9,355,500
     Blech.........................................
  Net proceeds from sale of common stock and            1,476,435
     warrants......................................
  Increase (decrease) in advances from NPDC........       126,297         (38,627)        (77,888)
  Reduction of long-term debt......................    (1,727,989)     (1,542,481)     (1,187,895)
  Purchase of common stock from Runham and               (250,000)
     Banela........................................
  Proceeds from exercise of common stock options...                        39,325         152,406
  Proceeds from exercise of common stock                                                2,956,489
     warrants......................................
                                                     ------------     -----------     -----------
          Net cash provided by financing                   54,743       7,813,717       1,843,112
            activities.............................
                                                     ------------     -----------     -----------
Net (decrease) increase in cash and cash               (3,916,450)        111,429        (591,188)
  equivalents......................................
Cash and cash equivalents at beginning of year.....     4,247,067       4,135,638       4,726,826
                                                     ------------     -----------     -----------
Cash and cash equivalents at end of year...........  $    330,617     $ 4,247,067     $ 4,135,638
                                                     ------------     -----------     -----------
Cash paid for interest expense.....................  $    205,190     $   329,643     $   505,385
                                                     ------------     -----------     -----------
NON CASH INVESTING AND FINANCING ACTIVITIES:
  Issuances of common stock in payment of            $                $   143,385     $
     liabilities...................................
  Commitment to purchase common stock..............  $  3,729,976     $               $
  Offset of receivables in settlement of obligation  $    700,000     $               $
     to repurchase stock...........................

  The accompanying notes are an integral part of these consolidated financial statements.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  ORGANIZATION, BUSINESS, TRANSACTIONS WITH NPDC AND OTHER BUSINESS

     Since January 1981, Interferon Sciences, Inc. (the "Company") has been primarily engaged in the research and development of pharmaceutical products containing alpha interferon for the treatment of viral diseases, cancers and diseases of the immune system. ALFERON N Injection is a preparation for the treatment of genital warts by local injection. In October 1989, the Company received from the Food and Drug Administration ("FDA") approval to market ALFERON N Injection for the intralesional treatment of refractory or recurring external genital warts in patients 18 years of age or older. Nationwide distribution of ALFERON N Injection commenced during July 1991 (See Note 5). Additional products under development by the Company include ALFERON LDO and ALFERON N Gel. ALFERON LDO is a low dose oral liquid alpha interferon preparation which the Company believes has potential for treating HIV-infected individuals and possibly other viral diseases. ALFERON N Gel is a topical interferon preparation which the Company believes has potential in the treatment of cervical dysplasia, recurrent genital herpes, other viral diseases and cancers (See Note 6).

     The Company is a party to a management agreement with National Patent Development Corporation ("NPDC") pursuant to which certain legal, financial and administrative services have been provided by employees of NPDC. The fee for such services in 1994, 1993 and 1992 was $120,000 annually. In addition, NPDC provides to the Company, at its estimated cost, certain personnel and services which the Company uses in its operations. For the years ended December 31, 1994, 1993 and 1992, such charges amounted to $1,194,380, $895,700 and $864,615, respectively. The Company is also covered under NPDC's insurance policies except for certain policies which the Company has in its own name beginning in 1994. The Company's allocated portion of insurance costs was $114,000, $291,000 and $210,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

     The Company owns the buildings which contain its offices and laboratories and presently leases out a portion of the buildings to NPDC. Total occupancy costs for the years ended December 31, 1994, 1993 and 1992 were approximately $760,000, $686,000 and $751,000, respectively. NPDC paid to the Company as rent NPDC's proportionate share of such occupancy costs (based on both square feet occupied and number of personnel), which amounted to $150,000, $138,996 and $141,996, respectively.

     On June 19, 1990, the Company and NPDC entered into an agreement pursuant to which the Company agreed to issue warrants to purchase up to approximately
1.1 million shares of Common Stock in connection with NPDC's Exchange Offer (the "Offer"). For each warrant issued by the Company, NPDC agreed to reduce by $.80 the debt owed it by the Company. On August 10, 1990, the Offer expired and the Company issued warrants to purchase 465,900 shares of Common Stock exercisable at a price of $6.88 per share until August 16, 1992 and the debt owed by the Company to NPDC was reduced by $372,720. During February 1992 the warrants were called by the Company resulting in net proceeds to the Company of $2,956,000 from the issuance of 432,600 shares of the Company's Common Stock upon exercise of the warrants.

     See Note 15 for information with respect to royalty obligations to NPDC.

TRANSACTIONS WITH DAVID BLECH

     On May 28, 1993, David Blech, the Chief Executive Officer, sole shareholder and a director of D. Blech & Company, Incorporated ("DBC"), and the Company entered into a Purchase Agreement (the "Purchase Agreement"), pursuant to which David Blech or his designees purchased for $4.00 per unit, an aggregate of 2,500,000 units ("Units"), each Unit consisting of two shares of Common Stock, one Class A Warrant (the "Class A Warrants") to purchase one share of Common Stock at an exercise price of $3.25 per share and one Class B Warrant (the "Class B Warrants") to purchase one share of Common Stock at an exercise price of $5.00 per share. The Class A Warrants and the Class B Warrants expire on August 31, 2000. The purchasers have certain registration rights as to the securities acquired by them under the Purchase Agreement. Under

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY the Purchase Agreement, Mr. Blech has the right to cause the Company to use its best efforts to nominate two designees of Mr. Blech to the Board of Directors of the Company as long as Mr. Blech and the other purchasers under the Purchase Agreement beneficially own, in the aggregate, at least 2,000,000 shares of Common Stock. To date, Mr. Blech has not exercised such nomination rights. The Company paid DBC a $500,000 fee for its services in connection with the Purchase Agreement, and incurred $100,000 in legal and other fees. In addition, fees totalling approximately $105,000 relating to this transaction were paid by issuance of Common Stock to another party.

     Concurrently with the execution of the Purchase Agreement, the Company entered into a consulting agreement with DBC under which the Company agreed to pay $100,000 per year, payable monthly, to DBC for advisory services with respect to the Company's field of interest and business, strategic and commercial matters related to the biotechnology industry. The term of the consulting agreement was one year and commenced on June 1, 1993.

     On May 13, 1994, the Company filed a registration statement with the Securities and Exchange Commission, which statement was amended on July 1, 1994 and was subsequently amended again on August 10, 1994, covering a proposed public offering of 2,000,000 shares of Common Stock through DBC as underwriter. On September 22, 1994, DBC could not meet certain minimum capital requirements and was forced to discontinue its operations. Consequently, the Company had to cancel the proposed public offering of Common Stock.

     On December 6, 1994, the Company entered into a Purchase and Exchange Agreement with David Blech and certain other parties pursuant to which Sentinel Charitable Remainder Trust purchased 430,000 shares of the Common Stock for $430,000. In addition, pursuant to such agreement David Blech and another individual agreed to exchange an aggregate of 462,500 Class A Warrants and 1,200,000 Class B Warrants for an aggregate of 332,500 shares of Common Stock. The issuance and exchange of the shares of Common Stock by David Blech and the other individual pursuant to the Purchase and Exchange Agreement were completed during the first quarter of 1995.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation -- The financial statements include the operations of the Company and Interferon Sciences Development Corporation (ISD), its wholly owned subsidiary.

     Statements of cash flows -- For purposes of the statements of cash flows, the Company considers all highly liquid instruments with maturities of three months or less from purchase date to be cash equivalents.

     Property, plant and equipment -- Property, plant and equipment are carried at cost. Major additions and betterments are capitalized while maintenance and repairs which do not extend the lives of the assets are expensed currently.

     Depreciation -- The Company provides for depreciation and amortization of plant and equipment following the straight-line method over the estimated useful lives of such assets as follows:

                                                                          ESTIMATED
                               CLASS OF ASSETS                           USEFUL LIVES
        --------------------------------------------------------------  --------------
        Buildings and Improvements....................................  15 to 30 years
        Equipment.....................................................  5 to 10 years

     Intangible assets -- The Company capitalizes costs to obtain and maintain patents and licenses. Patent costs are amortized over 17 years and license costs are amortized over 5 years, each on a straight-line basis. To the extent a patent is determined to be worthless, the related capitalized cost is immediately expensed. The Company also capitalizes costs incurred to obtain long-term debt financing. Such costs are amortized on the straight-line basis over the term of the related debt and are classified as interest expense.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

     Revenue recognition -- Sales are recorded generally upon shipment of product. However, when a sale is made subject to a right of return, revenues are not recognized until notification by the customer that the product has been resold, and the related product is recorded as consignment inventory until such notification.

     Collaborative agreement research and development revenues and costs -- The costs of performing research and development are reported when incurred and are included in research and development expenses and the purchase of equipment in accordance with the nature of the costs incurred. Generally, the Company matches its collaborative research and development revenues in the same accounting periods in which the related research costs are incurred. However, when the revenues are exhausted, the Company has the option to continue the research activities at its own expense.

     Inventories -- Inventories, consisting of raw materials, work in process and finished goods, are stated at the lower of cost or market on a FIFO basis. Inventories, if any, which are expected to become obsolete before sale or use in research are written off.

     Pension plan -- The Company's employees are included in NPDC's pension plan. The Company provides for its allocable share of such costs as they accrue. Effective December 31, 1991, the plan benefits were frozen (See Note 12).

     Net loss per share -- Net loss per share is based on the weighted average number of shares of Common Stock outstanding during the period.

NOTE 3.  LIQUIDITY

     The Company has experienced significant operating losses since its inception in 1980. As of December 31, 1994, the Company had an accumulated deficit of approximately $62.8 million. For the years ended December 31, 1994, 1993 and 1992, the Company had losses from operations of approximately $11.8 million, $8.3 million, and $6.0 million, respectively. Although the Company received FDA approval to market ALFERON N Injection in October 1989, it has had only limited revenue from the sale of ALFERON N Injection. In order for the Company to operate profitably, the Company must sell significantly more ALFERON N Injection. Increased sales will depend primarily upon the expansion of existing markets and/or successful attainment of FDA approval to market ALFERON N Injection for additional uses, of which there can be no assurance. There can be no assurance that sufficient quantities of ALFERON N Injection will be sold to allow the Company to operate profitably.

     The Company has limited financial resources as of December 31, 1994 with which to support future operating activities and to satisfy its financial obligations as they become payable, including the repurchase of 682,494 shares of Common Stock from Purdue for $2,729,976. Consequently, management is continuing to actively pursue raising additional capital by either (i) issuing securities in a public or private equity offering, (ii) licensing rights to its injectable, topical or oral formulations of alpha interferon, or (iii) entering into collaborative or other arrangements with corporate partners. Insufficient funds will require the Company to delay, scale back, or eliminate certain or all of its activities or license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself and may cause the Company to be in default under its agreements with Purdue and other parties.

NOTE 4.  AGREEMENTS WITH HOFFMANN-LAROCHE

     In June 1988, Hoffmann-LaRoche, Inc. ("Roche") and the Company entered into an agreement (the "1988 License Agreement") pursuant to which the Company received a license from Roche, under a U.S. Patent held by Roche, which enables the Company to sell ALFERON N Injection in the United States for the treatment of genital warts. As part of the 1988 License Agreement, Roche received 100,000 shares of Common Stock in June 1988, the value of which was recorded as a license cost on the balance sheet in 1988. In addition, when the Company granted marketing rights to an affiliate of The Purdue Frederick Company

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

(Purdue Frederick, and together with its affiliates, "Purdue") for the distribution of ALFERON N Injection (See Note 5), the Company became obligated to pay Roche $250,000, payable in two equal installments of $125,000. The first installment was paid in May 1989 and the second was paid in May 1990. Such obligation was recorded by the Company as an additional license cost in 1988. The 1988 License Agreement also requires the Company to pay Roche a royalty of 8% on Purdue's net sales of ALFERON N Injection.

     In January 1991, the 1988 License Agreement was amended to require the Company to pay Roche a royalty of 8% on the Company's net sales (as defined) of ALFERON N Injection up to $20,000,000 and 9.5% of net sales in excess of $20,000,000 in any calendar year and the license was expanded to allow the Company to sell ALFERON N Injection for diseases which are refractory to recombinant interferon therapy.

     Finally, as a result of receiving FDA approval for ALFERON N Injection in 1989, the Company was obligated to issue 484,262 shares to Roche as a prepaid royalty against future net sales by the Company. Such shares, valued at $2,100,000, were issued in February 1990. The value of the Common Stock previously issued for the license as well as the additional license cost of $250,000 recorded in 1988 are also to be credited against future royalties payable to Roche. Through December 31, 1994, the Company had incurred $614,794 of royalties due Roche resulting from sales of ALFERON N Injection. However, the Company applied $575,617 of the prepayments previously made to Roche against the amount due. The value of the Company's Common Stock which may be credited against royalties payable is the lesser of its value on the date of issuance and on the date the Company exercises its right to credit such stock against its royalty obligations. As of December 31, 1994, based upon the market value of the Common Stock, the Company had approximately $459,485 of credits available to offset its future royalty obligations to Roche.

     In January 1991, the Company and Roche signed an agreement (the "Roche Gel Agreement") pursuant to which the Company can obtain supplies of Roche's bulk purified recombinant interferon for use in the Company's topical products, thereby eliminating the need for the Company to build a recombinant interferon manufacturing facility. Alternatively, under the Roche Gel Agreement, the Company can use its own natural alpha interferon in ALFERON Gel under a license from Roche.

     In March 1992, the Company obtained a non-exclusive license from Roche, which allows the Company to make, have made, use and sell in the United States, without a potential patent infringement claim from Roche, natural alpha interferon for the oral treatment of human diseases.

     On May 6, 1994, the United States Patent and Trademark Office issued an Office Action in Reexamination on the Roche patent and rejected all of the 14 claims in the Roche patent. Claims in a patent under reexamination are valid and enforceable until such time as a final disposition on the claims is reached. On July 11, 1994, Roche filed a response objecting to the Patent Office's rejection of such claims. The outcome of such reexamination of the Roche patent cannot be determined at this time. Accordingly, the Company is unable to determine the expected impact of such reexamination of the Roche patent on the Company's liquidity and capital resources.

     During the second quarter of 1994, the Company adopted a policy of amortizing prepaid royalties at the greater of the straight line rate over a five-year period or the amount of royalties incurred based upon sales. During the third quarter of 1994, the Company, in its quarterly evaluation of whether the unamortized balance of prepaid royalties is realizable, determined that it was prudent to write off such prepaid royalties. The Company based this decision on the reduced market price during the third quarter of the Company's Common Stock, the uncertainty created by the decision of the United States Patent and Trademark Office in May 1994 to reexamine the claims of the Hoffmann patent and upon sales of ALFERON N Injection. During 1994, the amortization and writeoff of prepaid royalties totalling $2,100,000 were included as general and administrative expense in the statements of operations and reflected as depreciation and amortization in the statements of cash flows.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

NOTE 5.  AGREEMENTS WITH THE PURDUE FREDERICK COMPANY

     As of November 1, 1988, the Company and Purdue entered into a marketing agreement pursuant to which ALFERON N Injection would be manufactured by the Company and marketed by Purdue in the United States subsequent to FDA approval, which was received in October 1989, and certain foreign countries upon receipt of foreign regulatory approval. The Company manufactures and sells the product to Purdue on an exclusive basis. Pursuant to the terms of the agreement, the
Company: (a) records the sale of the product upon transfer to Purdue and (b) may receive a royalty from Purdue based upon the net sales price received by Purdue for the resale of ALFERON N Injection. In November 1990, the Company and Purdue entered into an amendment to the original marketing agreement.

     In December 1991, Purdue agreed to purchase an aggregate of 45,000 vials of ALFERON N Injection from the Company over approximately a six-month period which commenced in March 1992 and was completed in September 1992. During the year ended December 31, 1992, the Company completed this order and the balance of a prior order for approximately 19,500 vials of ALFERON N Injection. Purdue did not order any ALFERON N Injection from the Company during 1993.

     On January 27, 1994, the Company reacquired marketing and distribution rights for ALFERON N Injection from Mundipharma Pharmaceutical Company ("Mundipharma"), an affiliate of Purdue Frederick, for Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, India, Ireland, Israel, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Mundipharma and its affiliate, Purdue Pharma L.P. ("Purdue Pharma"), retained exclusive marketing and distribution rights for Canada and the United States, respectively, subject to an 18-month option granted to the Company to reacquire the United States and Canadian marketing and distribution rights under certain terms and conditions. Purdue gave the Company a new purchase order for 45,000 vials of ALFERON N Injection at an agreed upon price. In addition, the Company will pay Mundipharma a 3% royalty on sales in the reacquired territories. This rate will be reduced to 1% after certain aggregate royalty payments have been made. The Company is also obligated to provide Purdue with up to 15,000 vials of ALFERON N Injection, at an agreed upon reduced price, to replace any inventory of Purdue existing on the date of the amendment which goes out of date. The Company also granted Purdue an option, exercisable until July, 1995, to purchase an additional 100,000 vials of ALFERON N Injection at an agreed upon reduced price.

     Under the amended agreements, the Company will take over responsibility for the clinical development of all additional potential uses of ALFERON N Injection. Upon the Company obtaining approval in the United States for additional uses of ALFERON N Injection, Purdue Pharma and Mundipharma will be obligated, in order to maintain their exclusive license, to repay certain of the Company's research and development costs and make certain additional payments to the Company for the rights for the first five of any such new uses.

     The Company also agreed to buy back 994,994 shares of the Common Stock then held by Purdue at an agreed upon price of $4.00 per share (the "Company Purchase Obligation"). These shares were to be paid for over an 18-month period. In January 1994, the Company purchased 62,500 shares for $250,000 and such shares were cancelled by the Company. The Company was to pay an additional $1,000,000 to purchase 250,000 shares during 1994 and $2,729,976 to purchase 682,494 shares during 1995, which shares would also be cancelled by the Company. In 1994, the Company and Purdue agreed to offset $700,000 owed to the Company by Purdue, for the purchase of ALFERON N Injection during 1994, against the Company's obligation to purchase $1,000,000 of Common Stock from Purdue in 1994. The Company has reflected the Common Stock subject to repurchase commitment as temporary equity, and the $300,000 not paid when due in 1994 as a current liability. The Company's right to market ALFERON N Injection in the Returned Territories may be forfeited if the Company does not pay for the shares of Common Stock which it is obligated to purchase in accordance with the terms of the 1994 Purdue Amendment.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

     Under the amended agreements, the Company also was granted an option (the "Repurchase Option"), exercisable at a price of $10 million until January 1995 and $12 million until July 1995, to reacquire the right to market and distribute ALFERON N Injection in the United States and Canada. In the event that the Company exercises the Repurchase Option, any amounts which have not become due under the Company Purchase Obligation are cancelled.

     In March 1995, the Company entered into an amendment of the 1994 Purdue Amendments (the "1995 Purdue Amendment") pursuant to which the Company obtained an option, exercisable until June 20, 1995, (the "Option") to reacquire the marketing and distribution rights from Purdue Pharma and Mundipharma. The 1995 Amendment provides upon exercise of the Option for (i) the payment of approximately $3 million in cash (less any amounts paid after March 29, 1995 for the repurchase of Common Stock under the Company's Purchase Obligation) and (ii) the issuance of 2.5 million shares of Common Stock. If 18 months from the date of exercise of the Option by the Company (the "Valuation Date"), the 2.5 million shares of Common Stock do not have a value of at least $9,037,807 (which value will be calculated using the average of the closing bid and asked prices of the Common Stock as quoted by the NASDAQ National Market System for the ten trading days ending two days prior to the Valuation Date), the Company must issue a note for the shortfall. Such note will bear interest at the prime rate and will become due and payable 24 months from the Valuation Date. The Company agreed that it will utilize its best efforts to ensure that the 2.5 million shares of Common Stock will be registered and freely tradeable 18 months from the date of exercise of the Company's option. The Option, if exercised, would replace in its entirety the royalty obligations and the Repurchase Option described above contained in the 1994 Amendments with Purdue Pharma and Mundipharma.

     Purdue has informed the Company that during the 12-month period ended December 31, 1994, it sold (including free samples) approximately 27,000 vials of ALFERON N Injection from its inventory. At December 31, 1994, the Company had available for sale approximately 14,000 vials of ALFERON N Injection which were awaiting final release from quality control/assurance.

     All of the Company's sales of ALFERON N Injection in 1994 and 1992 were made to Purdue.

NOTE 6. RESEARCH AND DEVELOPMENT AGREEMENT WITH INTERFERON SCIENCES RESEARCH PARTNERS, LTD.

     During January 1984, the Company organized ISD to act as the sole general partner of Interferon Sciences Research Partners, Ltd., a New Jersey limited partnership (the "Partnership"). The Company and the Partnership entered into a development contract whereby the Company received substantially all of the net proceeds ($4,414,475) of the Partnership's public offering of limited partnership interests. The Company used the proceeds to perform research, development and clinical testing on behalf of the Partnership for the development of ALFERON Gel containing recombinant interferon (See Note 1).

     In connection with the formation of the Partnership, ISD agreed to make additional cash contributions for purposes of continuing development of ALFERON Gel if the Partnership exhausted its funds prior to development of such product. ISD is wholly dependent upon the Company for capital to fund such commitment. The Partnership exhausted its funds during 1986, and the Company contributed a total of $1,997,000 during the period from 1986 to 1990, for the continued development of ALFERON Gel. During May 1987, the Company filed a Product License Application with the FDA for approval to market ALFERON Gel. At a meeting with the FDA in February, 1990, the FDA indicated that additional process development and clinical trials would be necessary prior to approval of ALFERON Gel. The Company believed, at that time, that the costs to complete the required process development and clinical trials would be substantial, and there could be no assurance that the clinical trials would be successful.

     As a result of the above events, in March 1992, the Company withdrew its FDA Product License Application for ALFERON Gel containing recombinant interferon. In place of single species recombinant interferon, previously ALFERON Gel's active ingredient, the Company commenced, in 1992, further

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY development of ALFERON Gel using the Company's natural source multi-species alpha interferon ("ALFERON N Gel"). Assuming successful development and commercial exploitation of ALFERON N Gel, the Company may be obligated to pay the Partnership royalties equal to 4% of the Company's net sales of ALFERON N Gel and 15% of revenues received from sublicensing ALFERON N Gel.

NOTE 7.  MARKETABLE SECURITIES

     As of January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). There was no material effect on the consolidated financial statements as a result of the adoption of this principle. The Company's marketable securities consist of United States Government obligations. Under SFAS No. 115, the Company classifies these debt securities as available-for-sale and records the securities at their fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. The effect of the change in accounting was not material to the Company and all of the Company's marketable equity securities were sold by December 31, 1994.

     A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

     Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

     Proceeds from the sale of investment securities were $6,490,406 for the year ended December 31, 1994. Net realized losses on such sales for the year ended December 31, 1994 were $300,430.

     The market value and face value of marketable securities at December 31, 1993 was $4,310,000 and $4,300,000, respectively. The Company did not own any such securities at December 31, 1994.

NOTE 8.  INVENTORIES

     Inventories, consisting of material, labor and overhead, are classified as follows:

                                                                             DECEMBER 31,
                                                                        -----------------------
                                                                           1994         1993
                                                                        ----------   ----------
Finished goods........................................................  $  342,330   $1,221,630
Work in process.......................................................     303,111      431,119
Raw materials.........................................................     383,717      506,256
                                                                        ----------   ----------
                                                                        $1,029,158   $2,159,005
                                                                         =========    =========

     Finished goods inventories at December 31, 1994 and 1993, are stated net of a 1993 write-down of $300,000 to reflect the Company's continuing obligation to Purdue to replace up to 15,000 vials of ALFERON N Injection at an agreed upon reduced price.

     Finished goods inventory consists of approximately 14,000 vials of ALFERON N Injection and is scheduled to expire in October 1996.

     Consignment inventory consists of ALFERON N Injection shipped to Purdue; however such shipment is subject to a right of return until notification by Purdue that the product has been resold. Such inventory is scheduled to expire in September 1995.

     Cost of goods sold and excess/idle production costs for 1994, 1993 and 1992 includes the write-down of December 31, 1994, 1993 and 1992 inventories to their estimated net realizable value.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

NOTE 9.  LONG TERM DEBT

     Long-term debt is comprised of the following:

                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                     1994          1993
                                                                   ---------    -----------
    Note payable in connection with marketing agreement(a).......  $      --    $   458,640
    Note payable for manufacturing facility and equipment(b).....    409,275      1,678,624
                                                                   ---------    -----------
                                                                     409,275      2,137,264
    Less current maturities......................................    409,275      1,999,313
                                                                   ---------    -----------
                                                                   $      --    $   137,951
                                                                    ========      =========

---------------
(a) Pursuant to the marketing agreement with Purdue, on December 31, 1991, the Company issued a note to Purdue Pharma for $458,640 in advances received from Purdue Pharma during 1991. The note accrued interest at 7.5% per annum. The payment of both principal and accrued interest for $538,179 was made to Purdue on April 25, 1994.

(b) On March 13, 1990, the Company borrowed $4.2 million from United States Capital Corporation, an indirect subsidiary of The Hong Kong and Shanghai Bank, at an effective interest rate of approximately 12.4%. The proceeds of the loan were used to finance (i) the expansion of the Company's manufacturing facility and (ii) the purchase of additional equipment for the facility.

     During December 1994, the Company renegotiated the terms of the loan such that the loan was extended for an additional two months with interest, however, not all the payments were made by the Company in 1995 and the loan is in default.

     The loan is secured by certain equipment of the Company and is guaranteed by NPDC.

     Aggregate annual maturities of long-term debt outstanding at December 31, 1994 are as follows:

  YEAR      AMOUNT
  -----    ---------
  1995..   $ 409,275

NOTE 10.  INCOME TAXES

     On May 30, 1991, NPDC exchanged the Company's Class B Common Stock for an equal number of shares of the Company's Common Stock. As a result, on that date the Company ceased to be included in NPDC's consolidated Federal income tax return. For periods subsequent to May 30, 1991, the Company will file its own consolidated Federal income tax return, including its wholly-owned subsidiary. The Company's tax net operating loss for the first five months of 1991 was included in the consolidated Federal income tax return of NPDC.

     As a result of the loss allocation rules contained in the Federal income tax consolidated return regulations, approximately $5,500,000 of net operating loss carryforwards are available to the Company upon ceasing to be a member of NPDC's consolidated return group. In addition, the Company has net operating loss carryforwards from tax years prior to joining the NPDC consolidated return group of approximately $2,100,000 which expire in 1996-1998. For the seven months ended December 31, 1991, the Company had a net operating loss of approximately $3,600,000, which will expire December 31, 2006.

     At present, the Company believes that the events culminating with the closing of the public offering, on October 29, 1991, resulted in an "ownership change" under Internal Revenue Code Section 382 with respect to its stock. The Company believes that as a result of the ownership change, the future utility of its pre-change net operating losses were limited to an annual amount of approximately $3,700,000. To the extent not used in

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY any given year, such limitation carries forward and is cumulative. Due to the limitation cumulatively being carried forward, the Company believes that effective December 31, 1994, the annual pre-change net operating loss limitation of $3,700,000 will no longer be in effect. Therefore, the full pre-change net operating loss of $11,200,000 is no longer restricted to $3,700,000 annually, and is fully available to offset future taxable income until the loss carryforward expires through 2006. In addition, the Company has approximately $116,000 of investment tax credit carryforwards and $973,000 of research and development credit carryforwards which expire in 1997-2002. These credits are also now available to offset any future tax liability, and their use is no longer restricted by Code Section 382.

     The following table summarizes the tax net operating loss carryforwards of the Company as of December 31, 1994:

                                                                                      YEARS
                           DESCRIPTION                               AMOUNT          EXPIRE
-----------------------------------------------------------------  -----------     -----------
Subject to Section 382:
  Pre-NPDC Group.................................................  $ 2,100,000     1996 - 1998
  NPDC Group Years...............................................    5,500,000     2004 - 2005
  Post-NPDC Group................................................    3,600,000     2006
Not Subject to Section 382:
  Post-NPDC Group................................................   25,700,000     2006 - 2009
                                                                   -----------
                                                                   $36,900,000
                                                                    ==========

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement requires that deferred income taxes be recorded following the liability method of accounting and adjusted periodically when income tax rates change. Adoption of the new Statement did not have any effect on the Company's financial condition or results of operations since the Company does not carry any deferred tax accounts on its balance sheet.

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has determined, based on the Company's recent history of annual net losses, that a full valuation allowance is appropriate.

     The Company has, as of December 31, 1994, deferred tax assets of approximately $13,635,000, deferred tax liabilities of approximately $332,000 and a valuation allowance of approximately $13,303,000. At January 1, 1994, the valuation allowance was $7,742,000. The increase to the valuation allowance is due primarily to net operating losses. The tax effects that give rise to these deferred tax assets and liabilities consist of the following as of December 31, 1994:

    DEFERRED TAX ASSET
    Net operating loss carryforwards.......................................  $ 12,546,000
    Tax credit carryforwards...............................................     1,089,000
                                                                             ------------
                                                                               13,635,000
    DEFERRED TAX LIABILITIES
    Property and equipment, principally due to differences in
      depreciation.........................................................      (332,000)
                                                                             ------------
    Net deferred tax asset.................................................    13,303,000
    Valuation allowance....................................................   (13,303,000)
                                                                             ------------
    Net deferred tax asset after valuation allowance.......................  $          0
                                                                              ===========

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

NOTE 11.  STOCK OPTIONS, WARRANTS AND OTHER SHARES RESERVED

     In 1981, the Company adopted the 1981 Stock Option Plan (the "Plan"), authorizing a committee of the Board of Directors to grant options, over a 10-year period, to purchase not more than 500,000 shares of Common Stock to officers, directors, employees and consultants of the Company. Since 1981, the Plan has been amended several times to increase the number of shares issuable under the Plan to 3,500,000 and to extend the Plan until 2001. Pursuant to the terms of the Plan, no option may be exercised after 10 years from the date of grant. The exercise price for any option issued may not be less than 85 percent of the market price of the Common Stock on the date of issuance.

     Options and warrants outstanding and exercisable, and shares reserved for issuance at December 31, 1991, include warrants to purchase 465,900 shares of Common Stock pursuant to NPDC's Exchange Offer (see Note 1). Warrants to purchase 432,600 shares of Common Stock were exercised in February 1992 and the remaining warrants to purchase 33,300 shares expired unexercised.

     Options and warrants outstanding and exercisable, and shares reserved for issuance at December 31, 1994, 1993 and 1992, include 20,000 shares under a warrant agreement with U.S. Capital Corporation.

     Options and warrants outstanding and exercisable, and shares reserved for issuance at December 31, 1993 and 1992, include 375,000 shares under warrant agreements with Purdue. Such warrants were terminated in 1994 as a result of the amended marketing and distribution agreements with Purdue (see Note 5).

     Options and warrants outstanding and shares reserved for issuance at December 31, 1994, 1993 and 1992, and options and warrants exercisable at December 31, 1994 and 1993, include 200,000 shares under warrant agreements with the underwriter of the October 1991 public offering of Common Stock.

     Options and warrants outstanding and shares reserved for issuance at December 31, 1994 and 1993, and options and warrants exercisable at December 31, 1994, include 125,000 shares under a warrant agreement with Strategic Growth International, the Company's outside public relations advisor.

     Options and warrants outstanding and exercisable, and shares reserved for issuance at December 31, 1994 and 1993, include 5,000,000 shares under a warrant agreement with David Blech. During the first quarter of 1995, Mr. Blech and certain other parties exchanged an aggregate of 1,200,000 Class A Warrants (which includes the 462,500 Class A Warrants referred to in Note 1) and 1,200,000 Class B Warrants (which consists of the 1,200,000 Class B Warrants referred to in Note 1) for an aggregate of 480,000 shares of Common Stock (which includes the 332,500 shares of Common Stock referred to in Note 1).

     Options and warrants outstanding and exercisable, and shares reserved for issuance at December 31, 1994 include 61,000 shares under a warrant agreement issued as a commission in connection with the sale of shares of Common Stock to an institutional investor.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

     Changes in options and warrants outstanding during the years ended December 31, 1994, 1993 and 1992, options and warrants exercisable and shares reserved for issuance at December 31, 1994, 1993 and 1992 are as follows:

                                                                   PRICE RANGE      NUMBER OF
                                                                    PER SHARE         SHARES
                                                                   ------------     ----------
Options and Warrants
Outstanding at December 31, 1991................................  $2.25 -- $ 9.00    3,355,450
Granted.........................................................   3.50 --  10.00      736,500
Exercised.......................................................   2.25 --   6.88     (479,900)
Terminated......................................................   2.25 --   6.88     (109,500)
                                                                   ------------     ----------
Outstanding at December 31, 1992................................   2.25 --  10.00    3,502,550
Granted.........................................................   2.13 --   5.00    5,138,250
Exercised.......................................................   2.25 --   4.25      (12,200)
Terminated......................................................   3.50 --   9.00      (28,750)
                                                                   ------------     ----------
Outstanding at December 31, 1993................................   2.13 --  10.00    8,599,850
Granted.........................................................   2.00 --   2.70    2,318,700
Exercised.......................................................                            --
Terminated......................................................   3.13 --  10.00   (2,638,200)
                                                                   ------------     ----------
Outstanding at December 31, 1994................................   2.00 --   6.50    8,280,350
                                                                                     =========
Exercisable
December 31, 1992...............................................   2.25 --  10.00    2,131,350
                                                                                     =========
December 31, 1993...............................................   2.13 --  10.00    7,738,950
                                                                                     =========
December 31, 1994...............................................   2.00 --   6.50    7,841,200
                                                                                     =========
Shares reserved for issuance
December 31, 1992...............................................                     3,772,520
                                                                                     =========
December 31, 1993...............................................                     8,885,320
                                                                                     =========
December 31, 1994...............................................                     8,571,320
                                                                                     =========

NOTE 12.  PENSION AND INVESTMENT PLANS

     NPDC had a Defined Benefit Pension Plan (the "Plan") for employees of certain divisions and subsidiaries including those of the Company. Benefits were based primarily on years of service and a fixed rate of benefits per year of service. Contributions were intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     Effective December 31, 1991, the Plan benefits were frozen. In the future, accrued vested benefits will be paid to terminated participants in the form of a lump sum distribution in cases where the accrued vested benefit is less than $3,500. Terminated participants can elect a lump sum distribution if the accrued vested benefit is greater than $3,500 but less than $7,500.

     In the event that the accrued vested benefit exceeds the $7,500 payable limit as outlined in the Plan, payment will be deferred until a terminated vested participant reaches age 65 or elects early retirement, at age 60 or later. As of December 31, 1994, 1993 and 1992, the projected benefit obligation of the NPDC Plan was $4,469,000, $4,917,000 and $3,976,000 and the fair value of plan assets was $3,405,000, $3,528,000 and

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

$3,120,000. The discount rate used in determining the actuarial present value of the projected benefit obligation was 8.25%. The expected long-term rate of return on assets was 10 percent.

     Effective March 1, 1992, NPDC adopted the 1992 401(k) Savings Plan (the "Savings Plan"). Effective December 31, 1991, the Plan participants would no longer accrue benefits under the Defined Benefit Pension Plan, but became eligible to participate in NPDC's Savings Plan.

     NPDC's Savings Plan is for employees who have completed one year of service; however, past vesting service credit was recognized for employees who participated in the Savings Plan at the date of initial enrollment, March 1, 1992.

     The Savings Plan permits pre-tax contributions to the Savings Plan by participants pursuant to Section 401(k) of the Internal Revenue Code of 2% to 6% of base compensation. The Company matches 40% of the participants' eligible contributions based on a formula set forth in the Savings Plan. For 1994 and 1993, the Company's contribution to the Savings Plan was $53,000 and $49,000, respectively. Participants are fully vested in their contributions and may withdraw such contributions at time of employment termination, or at age 59 1/2, or earlier in the event of financial hardship. Amounts otherwise are paid at retirement or in the event of death or disability. Employer contributions vest at a rate of 20% per year.

     The Savings Plan is administered by a trustee appointed by the Board of Directors of NPDC and all contributions are held by the trustee and invested at the participants' direction in various mutual funds.

     The Company does not provide any post-retirement benefits, other than pensions, to its employees.

NOTE 13.  PROFIT SHARING PLAN

     Effective June 6, 1988, the Company adopted the 1988 Profit Sharing Plan (the "Profit Sharing Plan") providing key employees and consultants with an opportunity to share in the profits of the Company. The Profit Sharing Plan is administered by the Company's Compensation Committee.

     Pursuant to the terms of the Profit Sharing Plan, the Compensation Committee, in its sole discretion, based upon the significance of the employee's contributions to the operations of the Company, selects certain key employees and consultants of the Company who are entitled to participate in the Profit Sharing Plan and determines the extent of their participation. The amount of the Company's profits available for distribution to the participants (the "Distribution Pool") is the lesser of (a) 10% of the Company's income before taxes and profit sharing expense and (b) an amount equal to 100% of the base salary for such year of all the participants in the Profit Sharing Plan. A number of key employees are eligible to participate in the Profit Sharing Plan.

     The Compensation Committee may require as a condition to participation that a participant remain in the employ of the Company until the end of the fiscal year for which payment is to be made. Payments required to be made under the Profit Sharing Plan must be made within 10 days of the filing of the Company's tax return. To date, there have been no contributions by the Company under the Profit Sharing Plan.

NOTE 14.  NON-CASH FINANCING AND INVESTING ACTIVITIES

     During the years ended December 31, 1994, 1993 and 1992 the following noncash financing and investing activities occurred:

1994:

     The Company committed to purchase 932,494 shares, valued at $3,729,976, of the Common Stock from Purdue.

     Offset of receivables of $700,000 in settlement of obligation to repurchase Common Stock.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

1993:

     The Company issued 40,967 shares, valued at $143,385, of Common Stock as required by various agreements.

1992:

     None occurred.

NOTE 15.  COMMITMENTS AND CONTINGENCIES

     As consideration for the transfer to the Company of certain licenses, rights and assets upon the formation of the Company by NPDC, the Company agreed to pay NPDC royalties of $1,000,000, but such payments will be made only with respect to those years in which the Company has income before income taxes, and will be limited to 25% of such income.

     See Notes 4 and 6 for information relating to royalties payable to Roche and the Partnership, respectively.

     In October 1989, the Company entered into a license agreement with a non-affiliated party for co-exclusive rights to certain low dose oral formulations of interferon. The Company will be required to pay a royalty of 10% of net sales, as defined, of products produced and marketed by the Company that may be developed under the license agreement.

NOTE 16.  SUBSEQUENT EVENT

     In the first quarter of 1995, the Company concluded an agreement with Fujimoto Diagnostics, Inc. (Fujimoto) of Osaka, Japan, for the commercialization of the Company's alpha interferon in Japan. In connection with the agreement, Fujimoto purchased 1,034,483 shares of the Company's Common Stock for $1,500,000 and committed to purchase an additional $500,000 of Common Stock in February, 1996. The agreement grants Fujimoto exclusive rights to develop, distribute and sell the Company's injectable and topical formulations of Interferon Alfa-n3 in Japan. Under the agreement, Fujimoto will fund and conduct all preclinical and clinical studies required for regulatory approval in Japan. Fujimoto will purchase quantities of the Company's natural alpha interferon at agreed-upon prices during the preclinical and clinical phases and upon commercialization.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                                   DECEMBER 31,
                                                                                      1994*
                                                                   SEPTEMBER       ------------
                                                                      30,
                                                                      1995
                                                                  ------------
                                                                  (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.....................................  $  9,216,173     $    330,617
  Accounts and other receivables................................       207,983           35,546
  Inventories...................................................       957,247        1,029,158
  Consignment inventory.........................................                        220,410
  Receivables from affiliated companies, net....................        20,001           20,001
  Prepaid expenses and other current assets.....................        57,507           55,221
                                                                  ------------     ------------
TOTAL CURRENT ASSETS............................................    10,458,911        1,690,953
                                                                  ------------     ------------
PROPERTY, PLANT AND EQUIPMENT, AT COST..........................    11,826,069       11,826,069
  Less accumulated depreciation and amortization................    (6,569,679)      (6,013,839)
                                                                  ------------     ------------
                                                                     5,256,390        5,812,230
                                                                  ------------     ------------
INTANGIBLE ASSETS, NET OF AMORTIZATION..........................       334,534          355,019
OTHER ASSETS....................................................       323,900          323,900
                                                                  ------------     ------------
TOTAL ASSETS....................................................  $ 16,373,735     $  8,182,102
                                                                   ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt..........................  $                $    409,275
  Accounts payable and accrued expenses.........................     1,425,121        1,629,025
  Amount due NPDC...............................................        60,526          134,347
  Amount due Purdue for repurchase of common stock..............                        300,000
                                                                  ------------     ------------
TOTAL CURRENT LIABILITIES.......................................     1,485,647        2,472,647
                                                                  ------------     ------------
COMMON STOCK SUBJECT TO REPURCHASE COMMITMENT (0 AND 682,494
  SHARES).......................................................                      2,729,976
                                                                  ------------     ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share;
     authorized -- 5,000,000 shares; none issued and
     outstanding................................................
  Common stock, par value $.01 per share;
     authorized -- 55,000,000 and 30,000,000 shares; issued and outstanding -- 34,448,768 and
     19,509,291 shares..........................................       344,488          195,093
Capital in excess of par value..................................    82,641,859       65,572,243
Accumulated deficit.............................................   (68,098,259)     (62,787,857)
                                                                  ------------     ------------
TOTAL STOCKHOLDERS' EQUITY......................................    14,888,088        2,979,479
                                                                  ------------     ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......................  $ 16,373,735     $  8,182,102
                                                                   ===========      ===========

---------------
* The condensed balance sheet as of December 31, 1994 has been summarized from the Company's audited balance sheet as of that date.

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1995            1994
                                                                    -----------     -----------
REVENUES
Sales
  Alferon N Injection.............................................  $   810,433     $   622,665
  Research products and other revenues............................       33,168         181,951
                                                                    -----------     -----------
          Total revenues..........................................      843,601         804,616
                                                                    -----------     -----------
COSTS AND EXPENSES
  Cost of goods sold and excess/idle production costs.............    2,032,754       1,958,000
  Research and development (net of $136,494 and $112,500 of rental
     income received from NPDC)...................................    2,708,024       3,835,654
  General and administrative (includes $928,593 and $1,049,471 of charges from NPDC for management fees and reimbursements of
     expenses)....................................................    1,401,904       4,077,853
                                                                    -----------     -----------
          Total costs and expenses................................    6,142,682       9,871,507
                                                                    -----------     -----------
LOSS FROM OPERATIONS..............................................   (5,299,081)     (9,066,891)
  Interest and other income.......................................       69,190         148,395
  Net loss on sales of marketable securities......................                     (223,297)
  Interest expense (includes $34,889 for the nine months ended
     September 30, 1995 to NPDC)..................................      (80,511)       (142,742)
                                                                    -----------     -----------
NET LOSS..........................................................  $(5,310,402)    $(9,284,535)
                                                                     ==========      ==========
NET LOSS PER SHARE................................................  $      (.22)    $      (.48)
                                                                     ==========      ==========
Weighted average number of shares outstanding.....................   24,306,019      19,469,035
                                                                     ==========      ==========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                 CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN
                              STOCKHOLDERS' EQUITY
                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                          COMMON STOCK       CAPITAL IN                      TOTAL
                                     ----------------------   EXCESS OF    ACCUMULATED    STOCKHOLDERS'
                                       SHARES      AMOUNT     PAR VALUE      DEFICIT         EQUITY
                                     -----------  ---------  -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1994......    19,509,291  $ 195,093  $65,572,243   $(62,787,857)  $  2,979,479
Net proceeds from the public sale
  of common stock.................    12,000,000    120,000   12,374,035                    12,494,035
Termination of commitment to
  repurchase common stock from
  Purdue Frederick................       619,994      6,200    2,473,776                     2,479,976
Net proceeds from the sale of
  common stock to Fujimoto
  Diagnostics, Inc................     1,034,483     10,345    1,472,155                     1,482,500
Net proceeds from the sale of
  common stock to Amarillo Cell
  Culture Company, Inc. and its
  licensee........................       375,000      3,750      738,750                       742,500
Issuance of common stock in
  exchange for warrants to
  purchase common stock...........       900,000      9,000       (9,000)
Proceeds from exercise of common
  stock options...................        10,000        100       19,900                        20,000
Net loss..........................                                           (5,310,402)    (5,310,402)
                                     -----------  ---------  -----------   ------------   ------------
BALANCE AT SEPTEMBER 30, 1995.....    34,448,768  $ 344,488  $82,641,859   $(68,098,259)  $ 14,888,088
                                       =========   ========   ==========    ===========     ==========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1995            1994
                                                                    -----------     -----------
CASH FLOWS USED FOR OPERATIONS:
  Net loss........................................................  $(5,310,402)    $(9,284,535)
  Adjustments to reconcile net loss to net cash used for operating activities:
     Depreciation and amortization................................      579,377       2,704,506
     Reduction of other assets....................................                       50,000
     Net loss on sales of marketable securities...................                      223,297
     Change in operating assets and liabilities:
       Inventories................................................       71,911       1,061,943
       Consignment inventory......................................      220,410        (577,170)
       Receivables from affiliated companies......................                      (19,707)
       Accounts and other receivables.............................     (722,437)       (370,208)
       Prepaid expenses and other current assets..................       (2,286)         46,904
       Accounts payable and accrued expenses......................     (203,904)         (8,778)
                                                                     ----------      ----------
          Net cash used for operations............................   (5,367,331)     (6,173,748)
                                                                     ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities..............................                   (2,496,445)
  Sales of marketable securities..................................                    5,918,937
  Additions to property, plant and equipment......................                      (78,798)
  Additions to intangible assets..................................       (3,052)        (81,978)
                                                                     ----------      ----------
          Net cash (used for) provided by investing activities....       (3,052)      3,261,716
                                                                     ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from sale of common stock and warrants.............   14,719,035       1,476,435
  Decrease in advances from NPDC..................................      (73,821)         (8,050)
  Reduction of long-term debt.....................................     (409,275)     (1,594,582)
  Loans from principal stockholders...............................    1,870,000
  Repayment of loans from principal stockholders..................   (1,870,000)
  Proceeds from exercise of common stock options..................       20,000
  Purchase of common stock from Runham and Banela.................                     (250,000)
                                                                     ----------      ----------
          Net cash provided by (used for) financing activities....   14,255,939        (376,197)
                                                                     ----------      ----------
Net increase (decrease) in cash and cash equivalents..............    8,885,556      (3,288,229)
Cash and cash equivalents at beginning of period..................      330,617       4,247,067
                                                                     ----------      ----------
Cash and cash equivalents at end of period........................  $ 9,216,173     $   958,838
                                                                     ==========      ==========
Cash paid for interest expense....................................  $    79,166     $   199,097
                                                                     ==========      ==========
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Offset of receivables in settlement of obligation to repurchase
     stock........................................................  $   550,000     $
                                                                     ==========      ==========
  Termination of commitment to repurchase common stock............  $ 2,479,976     $
                                                                     ==========      ==========
  Reductions in marketable securities.............................  $               $    62,227
                                                                     ==========      ==========
  Commitment to purchase common stock.............................  $               $ 3,729,976
                                                                     ==========      ==========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.  AGREEMENTS WITH THE PURDUE FREDERICK COMPANY

     In 1988, the Company entered into exclusive marketing and distribution agreements with Mundipharma Pharmaceutical Company ("Mundipharma"), a related entity of Purdue Pharma, with respect to ALFERON N Injection, which agreements have been amended from time to time (as amended, the "Purdue Marketing Agreements"). In 1991, Mundipharma assigned the right to market and distribute ALFERON N Injection in the United States to Purdue Pharma and retained the right to market and distribute ALFERON N Injection in Canada, Western Europe, Israel, India, Japan, and Australia. In 1993, the Company reacquired the right to market and distribute ALFERON N Injection in Japan.

     In 1994, an amendment to these agreements was entered into (the "1994 Purdue Amendment") pursuant to which the Company reacquired the right to market ALFERON N Injection in Western Europe and other countries and took over from Purdue the conduct and funding of clinical trials. Specifically, the 1994 Purdue Amendment provided, among other things, that (i) the Company reacquired the right to market ALFERON N Injection in Western Europe, Israel, India, and Australia (the "Returned Territories"), subject to the payment to Mundipharma of royalty equal to 3% of net sales (as defined) in the Returned Territories until Mundipharma has received a royalty equal to $3 million ($5 million under certain circumstances) and 1% of net sales thereafter; (ii) the Company assumed responsibility for the conduct and funding of clinical trials to develop new indications for ALFERON N Injection; Purdue was granted the right to obtain marketing and distribution rights for each additional indication of ALFERON N Injection at such time as the Company files a product license application or receives FDA approval for any such additional indication, by reimbursing the Company for some or all of its clinical costs plus an additional lump-sum payment; and the Company was given the right to reacquire the rights to market and distribute ALFERON N Injection in the United States and Canada after each of the first three additional indications if Purdue does not exercise its right to obtain marketing and distribution rights for such indication, at a price based on a percentage of total sales or gross profit during a specified period of all products subject to the agreement; (iii) the Company agreed to purchase for $4.00 per share 994,994 shares of Common Stock held by Purdue and certain related parties over a period of 18 months; (iv) Purdue Pharma and Mundipharma retained the right to market and distribute ALFERON N Injection in the United States and Canada, respectively, subject to the Company's option (the "First Option") to reacquire such rights at a price of $12 million until July 25, 1995 ($10 million if the First Option had been exercised before January 1995); provided that the First Option could not have been exercised unless the Company simultaneously paid the unpaid balance of the purchase price for the 994,994 shares referred to above, which payment would have reduced the First Option exercise price; and (v) Purdue ordered 45,000 vials of ALFERON N Injection at an agreed upon price. Unless certain minimum purchase levels are reached during certain annual periods, or minimum payments are made to the Company in lieu of such minimum purchases, the Company can terminate Purdue Pharma and Mundipharma's exclusive marketing and distribution rights. All marketing and distribution costs are borne by Purdue Pharma and Mundipharma in their respective territories.

     In March 1995, the Company entered into an amendment to the 1994 Purdue Amendment (the "March 1995 Purdue Amendment") pursuant to which the Company obtained an option, exercisable until June 30, 1995 (the "Second Option"), to reacquire the remaining marketing and distribution rights from Purdue Pharma and Mundipharma. The exercise price of the Second Option was 2.5 million shares of Common Stock; provided that the Option could not have been exercised unless the Company simultaneously paid the unpaid balance of the purchase price for the 994,994 shares referred to above. If, 18 months from the date of exercise of the Second Option by the Company (the "Valuation Date"), the 2.5 million shares of Common Stock did not have a value of at least $9,037,807 (which value was calculated using the average of the closing bid and asked prices of the Common Stock as quoted by the NASDAQ National Market System for the ten trading days ending on the day prior to the Valuation Date), the Company was required to issue a note for the shortfall. Such note was required to bear interest at the prime rate and became due and payable 24 months

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                                  (UNAUDITED)

from the Valuation Date. The Company agreed that it would utilize its best efforts to ensure that the 2.5 million shares of Common Stock would be registered and freely tradeable 18 months from the date of exercise of the Second Option. If the Second Option were exercised, the First Option, the royalty obligations, and Purdue's right to obtain marketing and distribution rights for new indications contained in the 1994 Purdue Amendment would have terminated.

     In July 1995, the Company entered into an amendment, which became effective upon the sale on August 22, 1995 of the minimum number of shares of Common Stock in the August/September Offering, to the 1994 Purdue Amendment and the March 1995 Purdue Amendment (the "July 1995 Purdue Amendment"), pursuant to which the balance owed to Purdue for the 62,500 shares of Common Stock required to be repurchased in April 1995 was forgiven and the Company obtained an option, exercisable until December 31, 1996 (the "Third Option"), to reacquire the remaining marketing and distribution rights from Purdue Pharma and Mundipharma. The exercise price of the Third Option is $5,029,133, subject to reduction as set forth below, plus 350,000 shares of Common Stock if exercised on or before December 31, 1995 or 750,000 shares of Common Stock if exercised after December 31, 1995. The Company has agreed that it will utilize its best efforts to ensure that such shares will be registered and freely tradeable upon issuance. The Third Option may not be exercised unless the Company simultaneously pays the unpaid balance of the purchase price for any of the 994,994 shares referred to above then held by Purdue. As of November 7, 1995, Purdue held 619,994 of such shares and such unpaid balance was $2,479,976. The cash exercise price of the Third Option will be reduced by the aggregate of (i) the amount paid by the Company to Purdue to repurchase any of such 619,994 shares then held by Purdue,
(ii) if Purdue sells any or all of such 619,994 shares, which may only be done until December 31, 1996 with the consent of the Company, the amount received by Purdue from such sale, and (iii) the amount by which the transfer price for vials sold by the Company to Purdue Pharma or Mundipharma exceeds $25 per vial. If the Third Option is exercised, the royalty obligations and Purdue's right to obtain marketing and distribution rights for new indications contained in the 1994 Purdue Amendment will terminate. If the Third Option is not exercised, the Company will no longer have the obligation to repurchase the 619,994 shares. In July 1995, the Company and Purdue also agreed to extend the date on which the Company was obligated to repurchase the final 619,994 shares of Common Stock if the July 1995 Purdue Amendment did not become effective from July 25, 1995 to August 31, 1995 (or such earlier date on which the August/September Offering shall have terminated prior to the sale of the minimum number of shares of Common Stock).

     The Company entered into the 1994 Purdue Amendment, the March 1995 Purdue Amendment, and the July 1995 Purdue Amendment to provide it with greater financial flexibility and control over the worldwide marketing and distribution of ALFERON N Injection. The July 1995 Purdue Amendment provides the Company with the flexibility to enter into a strategic alliance with a multinational marketing partner if it elects to exercise the Third Option.

     Under the terms of the Purdue Marketing Agreements, the Company receives a transfer price for the sale of vials of ALFERON N Injection to Purdue Pharma or Mundipharma. Such transfer price is calculated based on either a manufacturing cost formula or a fixed price formula (subject to consumer price index adjustments); provided, however, that if the Company chooses the fixed price formula, the Company may be entitled to additional payments if the net sales price received by Purdue Pharma or Mundipharma for ALFERON N Injection exceeds certain levels. Pursuant to the July 1995 Purdue Amendment, the transfer price for each vial will be payable $25 in cash and the balance as an offset to the cash exercise price of the Third Option. If the Third Option is not exercised, such offsets will have no value. The Company may choose the applicable formula every six months. Except as described below, Purdue Pharma and Mundipharma have no recourse against the Company in the event that they are unable to resell ALFERON N Injection to third parties.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                                  (UNAUDITED)

     In January 1994, pursuant to the 1994 Purdue Amendment, Purdue ordered 45,000 vials of ALFERON N Injection at an agreed upon price. In addition, the Company agreed, under certain circumstances, to replace up to 15,000 vials of ALFERON N Injection from Purdue's existing inventory at an agreed upon discounted price. The Company also granted Purdue an option, exercisable (in whole only) until July 25, 1995, to purchase an additional 100,000 vials of ALFERON N Injection at an agreed upon discounted price. The option was not exercised.

NOTE 2.  AGREEMENT WITH FUJIMOTO DIAGNOSTICS, INC.

     In the first quarter of 1995, the Company concluded an agreement with Fujimoto Diagnostics, Inc. (Fujimoto) of Osaka, Japan, for the commercialization of the Company's ALFERON N Injection and ALFERON N Gel in Japan. In connection with the agreement, Fujimoto purchased 1,034,483 shares of the Company's Common Stock for $1,500,000 ($1.45 per share, the then current market price) and committed to purchase an additional $500,000 of Common Stock in February 1996 based on the then current market price. The agreement grants Fujimoto exclusive rights to develop, distribute and sell ALFERON N Injection and ALFERON N Gel in Japan. Under the agreement, Fujimoto agreed to fund and conduct all preclinical and clinical studies required for regulatory approval in Japan. Fujimoto will purchase quantities of ALFERON N Injection and ALFERON N Gel at agreed-upon prices during the preclinical and clinical phases.

NOTE 3.  INVENTORIES

     Inventories, consisting of material, labor and overhead, are classified as follows:

                                                               SEPTEMBER 30,       DECEMBER 31,
                                                                   1995                1994
                                                               -------------       ------------
    Finished goods...........................................    $ 425,475          $  342,330
    Work in process..........................................      200,725             303,111
    Raw materials............................................      331,047             383,717
                                                                  --------          ----------
                                                                 $ 957,247          $1,029,158
                                                                  ========          ==========

     Inventories at September 30, 1995 and December 31, 1994, are stated at their estimated net realizable value.

                    INTERFERON SCIENCES, INC. AND SUBSIDIARY

                QUALIFICATION RELATING TO FINANCIAL INFORMATION
                               SEPTEMBER 30, 1995

     The financial information included herein is unaudited. Such information, however, reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES AS OF WHICH SUCH INFORMATION IS GIVEN.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary..................       3
The Company.........................       9
Risk Factors........................       9
Use of Proceeds.....................      18
Price Range of Common Stock and
  Dividend Policy...................      18
Capitalization......................      19
Dilution............................      20
Selected Financial Information......      21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................      22
Business............................      27
Management..........................      45
Principal Stockholders..............      48
Certain Transactions................      50
Plan of Distribution................      52
Description of Securities...........      53
Legal Matters.......................      53
Experts.............................      53
Additional Information..............      54
Index to Consolidated Financial
  Statements........................     F-1

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
INTERFERON SCIENCES, INC.
                                6,000,000 SHARES

                                       OF

                                  COMMON STOCK
                               ------------------
                                   PROSPECTUS
                               ------------------

                                             , 1996
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the securities being registered hereby. All are estimated except the SEC fee.

    SEC registration fee......................................................  $  5,043
    NASDAQ listing fee........................................................     7,500
    Accounting fees and expenses..............................................    10,000
    Legal fees and expenses...................................................    20,000
    Blue sky expenses and counsel fees........................................     5,000
    Cost of printing and engraving............................................    25,000
    Transfer agent's fees.....................................................     1,000
    Miscellaneous.............................................................     1,457
                                                                                --------
              Total...........................................................  $ 75,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 9 of the Company's Restated Certificate of Incorporation provides that the Company shall, to the full extent then permitted by law, indemnify all persons whom it may indemnify pursuant thereto. In addition, Article 10 of the Company's Restated Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     Section 8 of the Underwriting Agreement (filed as Exhibit 1.1) provides that the Underwriter will indemnify and hold harmless the Company and each director, officer, or controlling person of the Company from and against any liability caused by any statement or omission in the Registration Statement or Prospectus based upon information furnished in writing to the Company by the Underwriter expressly for use therein.

     The Company currently has a $1,000,000 directors' and officers' liability insurance policy.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a)   -- Exhibits
   3.1   -- Restated Certificate of Incorporation of the Registrant. Incorporated herein by reference to Exhibit 3B of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988.
   3.2   -- Certificate of Amendment of Restated Certificate of Incorporation of the
            Registrant. Incorporated herein by reference to Exhibit 3.4 of Registration
            Statement No. 33-40902.
   3.3   -- Certificate of Amendment to the Restated Certificate of Incorporation of the
            Registrant. Incorporated herein by reference to Exhibit 3.2 of Registration
            Statement No. 33-78952.
   3.4   -- Certificate of Amendment to the Restated Certificate of Incorporation of the
            Registrant*
   3.5   -- By-Laws of the Registrant, as amended. Incorporated herein by reference to Exhibit
            3.2 of Registration Statement No. 2-7117.
   4.1   -- Underwriter's Warrant dated October 29, 1991 between the Registrant and
            Commonwealth Associates. Incorporated herein by reference to Exhibit 4.2 of
            Registration Statement No. 33-40902.
   4.2   -- Agam Warrant dated October 29, 1991 between the Registrant and Jacob Agam.
            Incorporated herein by reference to Exhibit 4.3 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991.
   4.3   -- Form of Purchase Option issued to the Underwriter in connection with the
            August/September Offering. Incorporated herein by reference to Exhibit 4.1 of
            Registration Statement No. 33-59479.
   5.1   -- Opinion of Andrea D. Kantor, Esq., Associate General Counsel of the Registrant, as
            to the legality of the securities being registered.*
  10.1   -- Transfer and License Agreement among National Patent, Hydron Laboratories, Inc. and the Registrant dated as of January 1, 1981. Incorporated herein by reference to
            Exhibit 10.8 of the Registrant's Registration Statement No. 2-71117.
  10.2   -- Management Services Agreement dated January 1, 1981 between the Registrant and
            National Patent. Incorporated herein by reference to Exhibit 10.9 of Registration
            Statement No. 2-71117.
  10.3   -- Registrant's 1981 Stock Option Plan, as amended. Incorporated herein by reference to Exhibit 10.3 to Registration Statement No. 33-59479.
  10.4   -- Cross License Agreement dated October 26, 1984 between Registrant and the
            Partnership. Incorporated herein by reference to Exhibit 10V of the Registrant's
            Annual Report on Form 10-K for the year ended December 31, 1984.
  10.5   -- Deleted
  10.6   -- Deleted
  10.7   -- Deleted
  10.8   -- Deleted
  10.9   -- Supply Agreement dated September 25, 1992 between the Registrant and Celltech
            Limited. Incorporated herein by reference to Exhibit 10.27 of the Registrant's
            Annual Report on Form 10-K for the year ended December 31, 1992.
 10.10   -- Deleted
 10.11   -- Profit Sharing Plan of the Registrant. Incorporated herein by reference to Exhibit
            10X of the Registrant's Annual Report on Form 10-K for the year ended December 31,
            1988.
 10.12   -- License Agreement dated October 20, 1989 between the Registrant and Amarillo Cell
            Culture Company, Incorporated. Incorporated herein by reference to Exhibit 10Y of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1989.
 10.13   -- Deleted
 10.14   -- Deleted
 10.15   -- Distribution Agreement dated June 14, 1991 between Purdue Pharma L.P. and the
            Registrant. Incorporated herein by reference to Exhibit 10.26 of Registration
            Statement No. 33-40902.
 10.16   -- Amended and Restated Distribution Agreement dated June 14, 1991 between Mundipharma
            Pharmaceutical Corporation and the Registrant. Incorporated herein by reference to
            Exhibit 10.27 of Registration Statement No. 33-40902.

 10.17   -- Deleted
 10.18   -- NPDC 401(k) Savings Plan dated January 9, 1992 effective March 1, 1992,
            Incorporated herein by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the Year ended December 31, 1992.
 10.19   -- Amendment dated January 26, 1994 to the Distribution Agreement dated June 14, 1991 between the Registrant and Purdue Pharma L.P. Incorporated herein by to Exhibit
            10.18 to the Registrant's Annual Report on Form 10-K for the Year ended December
            31, 1993.
 10.20   -- Amendment dated January 26, 1994 to the Amended and Restated Distribution Agreement
            dated June 14, 1991 between the Registrant and Mundipharma Pharmaceutical Company.
            Incorporated herein by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the Year ended December 31, 1993.
 10.21   -- Amended and Restated RS Agreement dated January 26, 1994 among the Registrant,
            Mundipharma Pharmaceutical Company and Purdue Pharma L.P. Incorporated herein by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the
            Year ended December 31, 1993.
 10.22   -- Agreement dated January 26, 1994 between the Registrant and The Purdue Frederick
            Company. Incorporated herein by reference to Exhibit 10.21 to the Registrant's
            Annual Report on Form 10-K for the Year ended December 31, 1993.
 10.23   -- Agreement dated January 26, 1994 among the Registrant, Banela Corporation and
            Runham Corporation. Incorporated herein by reference to Exhibit 10.22 to the
            Registrant's Annual Report on Form 10-K for the Year ended December 31, 1993.
 10.24   -- Deleted
 10.25   -- Purchase Agreement dated as of May 28, 1993 between the Registrant and David Blech.
            Incorporated herein by reference to Exhibit 10.26 of Registration Statement No.
            33-78952.
 10.26   -- Form of Warrant to be issued pursuant to the Purchase Agreement. Incorporated herein by reference to Exhibit 10.28 of Registration Statement No. 33-78952.
 10.27   -- Distribution Agreement dated as of February 3, 1994 between Registrant and
            Industria Farmaceutica Andromaco, S.A. Incorporated herein by reference to Exhibit
            6(a) to the Registrant's Quarterly Report on Form 10-Q/A for the quarter ended
            September 30, 1994.**
 10.28   -- Processing and Supply Agreement dated as of September 1, 1994 between Registrant and Sanofi Winthrop L.P. Incorporated herein by reference to Exhibit 6(a) to the
            Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30,
            1994.
 10.29   -- Amendment dated March 24, 1995 to Distribution Agreement dated as of February 3,
            1994 between Registrant and Industria Farmaceutica Andromaco S.A. Incorporated
            herein by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K
            for the year ended December 31, 1994.
 10.30   -- Purchase and Exchange Agreement dated as of December 6, 1994 between the
            Registrant, David Blech and certain designated purchasers. Incorporated herein by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the
            year ended December 31, 1994.
 10.31   -- Purchase and Exchange Agreement dated as of January 31, 1995 between the Registrant and Neoprobe Corp. Incorporated herein by reference to Exhibit 10.32 to the
            Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.
 10.32   -- Stock Purchase Agreement dated as of January 24, 1995 between the Registrant and
            Fujimoto Diagnostics, Inc. Incorporated herein by reference to Exhibit 10.33 to the
            Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.
 10.33   -- Agreement dated as of January 24, 1995 between the Registrant and Fujimoto
            Diagnostics, Inc. Incorporated herein by reference to Exhibit 10.34 to the
            Registrant's Annual Report on
            Form 10-K for the year ended December 31, 1994.
 10.34   -- Form of Stock Agreement dated as of August 31, 1994 between the Registrant and
            Dimensional Funds Advisors, Inc. Incorporated herein by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the year ended December 31,
            1994.
 10.35   -- Form of Warrant Agreement dated as of August 31, 1994 between the Registrant and
            Capello Capital Corp. Incorporated herein by reference to Exhibit 10.36 to the
            Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.

 10.36   -- Amendment dated March 29, 1995 to Agreement dated January 26, 1994 between the
            Registrant and Purdue Frederick Company. Incorporated herein by reference to
            Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the year ended
            December 31, 1994.
 10.37   -- Amendment dated March 29, 1995 to Agreement dated January 26, 1994 between the
            Registrant, Banela Corporation and Runham Corporation. Incorporated herein by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the
            year ended December 31, 1994.
 10.38   -- Amendment dated March 29, 1995 to Distribution Agreement dated June 14, 1991 between the Registrant and Purdue Pharma L.P. Incorporated herein by reference to
            Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended
            December 31, 1994.
 10.39   -- Amendment dated March 29, 1995 to Amended and Restated Distribution Agreement dated
            June 14, 1991 between the Registrant and Mundipharma Pharmaceutical Company.
            Incorporated herein by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.
 10.40   -- Amendment dated March 29, 1995 to Amended and Restated RS Agreement dated January
            26, 1994 among the Registrant, Mundipharma Pharmaceutical Company and Purdue Pharma
            L.P. Incorporated herein by reference to Exhibit 10.41 to the Registrant's Annual
            Report on
            Form 10-K for the year ended December 31, 1994.
 10.41   -- Letter dated March 29, 1995 between the Registrant and Purdue Pharma L.P.
            Incorporated herein by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.
 10.42   -- License Agreement, dated as of March 29, 1995, among the Registrant, Hoffmann-La
            Roche, Inc., and F. Hoffmann-La Roche Ltd. Incorporated herein by reference to
            Exhibit 10.42 to Registration Statement No. 33-59479.
 10.43   -- Amendment of ACC/ISI License Agreement, dated April 27, 1995, between Registrant and Amarillo Cell Culture Company, Incorporated. Incorporated herein by reference to Exhibit 10.43 to Registration Statement No. 33-59479.
 10.44   -- Form of note issued by the Registrant to National Patent Development Corporation,
            Biotechnology Investment Group, L.L.C., and Edward Blech Charitable Remainder
            Trust. Incorporated herein by reference to Exhibit 10.44 to Registration Statement
            No. 33-59479.
 10.45   -- Form of note issued by the Registrant to National Patent Development Corporation
            and Biotechnology Investment Group, L.L.C. Incorporated herein by reference to
            Exhibit 10.45 to Registration Statement No. 33-59479.
 10.46   -- Amendment, dated July 31, 1995, to the Distribution Agreement, dated June 14, 1991, between the Registrant and Purdue Pharma L.P. Incorporated herein by reference to
            Exhibit 10.46 to Registration Statement No. 33-59479.
 10.47   -- Amendment, dated July 31, 1995, to the Amended and Restated Distribution Agreement,
            dated June 14, 1991, between the Registrant and Mundipharma Pharmaceutical Company.
            Incorporated herein by reference to Exhibit 10.47 to Registration Statement No.
            33-59479.
 10.48   -- Letter dated July 31, 1995, between The Purdue Frederick Company and the Registrant
            Incorporated herein by reference to Exhibit 10.48 to the Registration Statement No.
            33-59479.
 10.49   -- Letter dated July 31, 1995, by and among the Registrant, Banela Corporation, and
            Runham Corporation. Incorporated herein by reference to Exhibit 10.49 to
            Registration Statement
            No. 33-59479.
 10.50   -- Amended and Restated R S Agreement, dated July 31, 1995, by and among the
            Registrant, Mundipharma Pharmaceutical Company, and Purdue Pharma L.P. Incorporated
            herein by reference to Exhibit 10.50 to Registration Statement No. 33-59479.
 10.51   -- Settlement Agreement, dated April 27, 1995, among the Registrant, Amarillo Cell
            Culture Company, Incorporated, Pharma Pacific Management Pty. Ltd., Pharma Pacific
            Pty. Ltd., Pharma Pacific Ltd., and Fernz Corporation Limited. Incorporated herein by reference to Exhibit 10.51 to Registration Statement No. 33-59479.
 10.52   -- PPM/ACC Sub License Agreement, dated April 27, 1995, between Pharma Pacific
            Management Pty. Ltd and Amarillo Cell Culture Company, Incorporated. Incorporated
            herein by reference to Exhibit 10.52 to Registration Statement No. 33-59479.

 10.53   -- Letter Agreement, dated April 29, 1992, between the Registrant and Strategic Growth
            International, Inc. Incorporated herein by reference to Exhibit 10.53 to
            Registration Statement No. 33-59479.
 10.54   -- Agreement, dated May 27, 1993, between the Registrant and Strategic Growth
            International, Inc. Incorporated herein by reference to Exhibit 10.54 to
            Registration Statement No. 33-59479.
 10.55   -- Lease Agreement, dated August 1, 1995, between the Registrant and National Patent
            Development Corporation. Incorporated herein by reference to Exhibit 10.55 to
            Registration Statement No. 33-59479.
  23.1   -- Consent of Independent Auditors.*
  23.2   -- Consent of Andrea D. Kantor (included in Exhibit 5.1).*

(b) Financial Statement Schedules:

    None
---------------
 * Filed herewith.
** Confidential treatment has been granted for portions of this exhibit.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     A.  The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B.  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on this 12th day of February, 1996.

                                          INTERFERON SCIENCES, INC.

                                          By:     /s/ LAWRENCE M. GORDON
                                             -----------------------------------
                                                      Lawrence M. Gordon
                                             Chief Executive Officer and General
                                                           Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities on February 12, 1996.

            /s/ MARTIN M. POLLAK               Chairman of the Board
---------------------------------------------
              Martin M. Pollak

            /s/ JEROME I. FELDMAN              Chairman of the Board's Executive Committee,
---------------------------------------------  Treasurer and Director
              Jerome I. Feldman

         /s/ SAMUEL H. RONEL, PH.D.            Vice Chairman of the Board
---------------------------------------------
           Samuel H. Ronel, Ph.D.

           /s/ LAWRENCE M. GORDON              Chief Executive Officer, General Counsel, and
---------------------------------------------  Director (Principal Executive Officer)
             Lawrence M. Gordon

      /s/ STANLEY G. SCHUTZBANK, PH.D.         President and Director
---------------------------------------------
        Stanley G. Schutzbank, Ph.D.

                                               Director
---------------------------------------------
            Leon Botstein, Ph.D.

                                               Director
---------------------------------------------
          Sheldon L. Glashow, Ph.D

           /s/ SCOTT N. GREENBERG              Director
---------------------------------------------
             Scott N. Greenberg

                                               Director
---------------------------------------------
            Roald Hoffmann, Ph.D

              /s/ OGDEN R. REID                Director
---------------------------------------------
                Ogden R. Reid

           /s/ DONALD W. ANDERSON              Controller (Principal Accounting and Financial
---------------------------------------------  Officer)
             Donald W. Anderson

     The foregoing constitute a majority of the members of the Board of Directors.

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                    DESCRIPTION                                      PAGE
------      ------------------------------------------------------------------------   ------------
   3.1   -- Restated Certificate of Incorporation of the Registrant. Incorporated
            herein by reference to Exhibit 3B of the Registrant's Annual Report on
            Form 10-K for the year ended December 31, 1988.
   3.2   -- Certificate of Amendment of Restated Certificate of Incorporation of the
            Registrant. Incorporated herein by reference to Exhibit 3.4 of
            Registration Statement No. 33-40902.
   3.3   -- Certificate of Amendment to the Restated Certificate of Incorporation of
            the Registrant. Incorporated herein by reference to Exhibit 3.2 of
            Registration Statement No. 33-78952.
   3.4   -- Certificate of Amendment to the Restated Certificate of Incorporation of
            the Registrant*
   3.5   -- By-Laws of the Registrant, as amended. Incorporated herein by reference to Exhibit 3.2 of Registration Statement No. 2-7117.
   4.1   -- Underwriter's Warrant dated October 29, 1991 between the Registrant and
            Commonwealth Associates. Incorporated herein by reference to Exhibit 4.2 of Registration Statement No. 33-40902.
   4.2   -- Agam Warrant dated October 29, 1991 between the Registrant and Jacob
            Agam. Incorporated herein by reference to Exhibit 4.3 of the
            Registrant's Annual Report on Form 10-K for the year ended December 31,
            1991.
   4.3   -- Form of Purchase Option issued to the Underwriter in connection with the
            August/September Offering. Incorporated herein by reference to Exhibit
            4.1 of Registration Statement No. 33-59479.
   5.1   -- Opinion of Andrea D. Kantor, Esq., Associate General Counsel of the
            Registrant, as to the legality of the securities being registered.*
  10.1   -- Transfer and License Agreement among National Patent, Hydron
            Laboratories, Inc. and the Registrant dated as of January 1, 1981.
            Incorporated herein by reference to Exhibit 10.8 of the Registrant's
            Registration Statement No. 2-71117.
  10.2   -- Management Services Agreement dated January 1, 1981 between the
            Registrant and National Patent. Incorporated herein by reference to
            Exhibit 10.9 of Registration Statement No. 2-71117.
  10.3   -- Registrant's 1981 Stock Option Plan, as amended. Incorporated herein by reference to Exhibit 10.3 to Registration Statement No. 33-59479.
  10.4   -- Cross License Agreement dated October 26, 1984 between Registrant and the Partnership. Incorporated herein by reference to Exhibit 10V of the
            Registrant's Annual Report on Form 10-K for the year ended December 31,
            1984.
  10.5   -- Deleted
  10.6   -- Deleted
  10.7   -- Deleted
  10.8   -- Deleted

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                    DESCRIPTION                                      PAGE
------      ------------------------------------------------------------------------   ------------
  10.9   -- Supply Agreement dated September 25, 1992 between the Registrant and
            Celltech Limited. Incorporated herein by reference to Exhibit 10.27 of the Registrant's Annual Report on Form 10-K for the year ended December
            31, 1992.
 10.10   -- Deleted
 10.11   -- Profit Sharing Plan of the Registrant. Incorporated herein by reference to Exhibit 10X of the Registrant's Annual Report on Form 10-K for the
            year ended December 31, 1988.
 10.12   -- License Agreement dated October 20, 1989 between the Registrant and
            Amarillo Cell Culture Company, Incorporated. Incorporated herein by reference to Exhibit 10Y of the Registrant's Annual Report on Form 10-K
            for the year ended December 31, 1989.
 10.13   -- Deleted
 10.14   -- Deleted
 10.15   -- Distribution Agreement dated June 14, 1991 between Purdue Pharma L.P.
            and the Registrant. Incorporated herein by reference to Exhibit 10.26 of
            Registration Statement No. 33-40902.
 10.16   -- Amended and Restated Distribution Agreement dated June 14, 1991 between
            Mundipharma Pharmaceutical Corporation and the Registrant. Incorporated
            herein by reference to Exhibit 10.27 of Registration Statement No.
            33-40902.
 10.17   -- Deleted
 10.18   -- NPDC 401(k) Savings Plan dated January 9, 1992 effective March 1, 1992,
            Incorporated herein by reference to Exhibit 10.12 to the Registrant's
            Annual Report on Form 10-K for the Year ended December 31, 1992.
 10.19   -- Amendment dated January 26, 1994 to the Distribution Agreement dated
            June 14, 1991 between the Registrant and Purdue Pharma L.P. Incorporated herein by to Exhibit 10.18 to the Registrant's Annual Report on Form
            10-K for the Year ended December 31, 1993.
 10.20   -- Amendment dated January 26, 1994 to the Amended and Restated
            Distribution Agreement dated June 14, 1991 between the Registrant and
            Mundipharma Pharmaceutical Company. Incorporated herein by reference to
            Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the
            Year ended December 31, 1993.
 10.21   -- Amended and Restated RS Agreement dated January 26, 1994 among the
            Registrant, Mundipharma Pharmaceutical Company and Purdue Pharma L.P.
            Incorporated herein by reference to Exhibit 10.20 to the Registrant's
            Annual Report on Form 10-K for the Year ended December 31, 1993.
 10.22   -- Agreement dated January 26, 1994 between the Registrant and The Purdue
            Frederick Company. Incorporated herein by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the Year ended December
            31, 1993.
 10.23   -- Agreement dated January 26, 1994 among the Registrant, Banela
            Corporation and Runham Corporation. Incorporated herein by reference to
            Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the
            Year ended December 31, 1993.
 10.24   -- Deleted
 10.25   -- Purchase Agreement dated as of May 28, 1993 between the Registrant and
            David Blech. Incorporated herein by reference to Exhibit 10.26 of
            Registration Statement No. 33-78952.

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                    DESCRIPTION                                      PAGE
------      ------------------------------------------------------------------------   ------------
 10.26   -- Form of Warrant to be issued pursuant to the Purchase Agreement.
            Incorporated herein by reference to Exhibit 10.28 of Registration
            Statement No. 33-78952.
 10.27   -- Distribution Agreement dated as of February 3, 1994 between Registrant and Industria Farmaceutica Andromaco, S.A. Incorporated herein by reference to Exhibit 6(a) to the Registrant's Quarterly Report on Form
            10-Q/A for the quarter ended September 30, 1994.**
 10.28   -- Processing and Supply Agreement dated as of September 1, 1994 between
            Registrant and Sanofi Winthrop L.P. Incorporated herein by reference to
            Exhibit 6(a) to the Registrant's Quarterly Report on Form 10-Q for the
            quarter ended September 30, 1994.
 10.29   -- Amendment dated March 24, 1995 to Distribution Agreement dated as of
            February 3, 1994 between Registrant and Industria Farmaceutica Andromaco
            S.A. Incorporated herein by reference to Exhibit 10.30 to the
            Registrant's Annual Report on Form 10-K for the year ended December 31,
            1994.
 10.30   -- Purchase and Exchange Agreement dated as of December 6, 1994 between the
            Registrant, David Blech and certain designated purchasers. Incorporated herein by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.
 10.31   -- Purchase and Exchange Agreement dated as of January 31, 1995 between the
            Registrant and Neoprobe Corp. Incorporated herein by reference to
            Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the
            year ended December 31, 1994.
 10.32   -- Stock Purchase Agreement dated as of January 24, 1995 between the
            Registrant and Fujimoto Diagnostics, Inc. Incorporated herein by reference to Exhibit 10.33 to the Registrant's Annual Report on Form
            10-K for the year ended December 31, 1994.
 10.33   -- Agreement dated as of January 24, 1995 between the Registrant and
            Fujimoto Diagnostics, Inc. Incorporated herein by reference to Exhibit
            10.34 to the Registrant's Annual Report on
            Form 10-K for the year ended December 31, 1994.
 10.34   -- Form of Stock Agreement dated as of August 31, 1994 between the
            Registrant and Dimensional Funds Advisors, Inc. Incorporated herein by reference to Exhibit 10.35 to the Registrant's Annual Report on Form
            10-K for the year ended December 31, 1994.
 10.35   -- Form of Warrant Agreement dated as of August 31, 1994 between the
            Registrant and Capello Capital Corp. Incorporated herein by reference to
            Exhibit 10.36 to the Registrant's Annual Report on Form 10-K for the
            year ended December 31, 1994.
 10.36   -- Amendment dated March 29, 1995 to Agreement dated January 26, 1994 between the Registrant and Purdue Frederick Company. Incorporated herein by reference to Exhibit 10.37 to the Registrant's Annual Report on Form
            10-K for the year ended December 31, 1994.
 10.37   -- Amendment dated March 29, 1995 to Agreement dated January 26, 1994 between the Registrant, Banela Corporation and Runham Corporation.
            Incorporated herein by reference to Exhibit 10.38 to the Registrant's
            Annual Report on Form 10-K for the year ended December 31, 1994.

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                    DESCRIPTION                                      PAGE
------      ------------------------------------------------------------------------   ------------
 10.38   -- Amendment dated March 29, 1995 to Distribution Agreement dated June 14,
            1991 between the Registrant and Purdue Pharma L.P. Incorporated herein by reference to Exhibit 10.39 to the Registrant's Annual Report on Form
            10-K for the year ended December 31, 1994.
 10.39   -- Amendment dated March 29, 1995 to Amended and Restated Distribution
            Agreement dated June 14, 1991 between the Registrant and Mundipharma
            Pharmaceutical Company. Incorporated herein by reference to Exhibit
            10.40 to the Registrant's Annual Report on Form 10-K for the year ended
            December 31, 1994.
 10.40   -- Amendment dated March 29, 1995 to Amended and Restated RS Agreement dated January 26, 1994 among the Registrant, Mundipharma Pharmaceutical
            Company and Purdue Pharma L.P. Incorporated herein by reference to
            Exhibit 10.41 to the Registrant's Annual Report on
            Form 10-K for the year ended December 31, 1994.
 10.41   -- Letter dated March 29, 1995 between the Registrant and Purdue Pharma
            L.P. Incorporated herein by reference to Exhibit 10.42 to the
            Registrant's Annual Report on Form 10-K for the year ended December 31,
            1994.
 10.42   -- License Agreement, dated as of March 29, 1995, among the Registrant,
            Hoffmann-La Roche, Inc., and F. Hoffmann-La Roche Ltd. Incorporated
            herein by reference to Exhibit 10.42 to Registration Statement No.
            33-59479.
 10.43   -- Amendment of ACC/ISI License Agreement, dated April 27, 1995, between
            Registrant and Amarillo Cell Culture Company, Incorporated. Incorporated
            herein by reference to Exhibit 10.43 to Registration Statement No.
            33-59479.
 10.44   -- Form of note issued by the Registrant to National Patent Development
            Corporation, Biotechnology Investment Group, L.L.C., and Edward Blech
            Charitable Remainder Trust. Incorporated herein by reference to Exhibit
            10.44 to Registration Statement No. 33-59479.
 10.45   -- Form of note issued by the Registrant to National Patent Development
            Corporation and Biotechnology Investment Group, L.L.C. Incorporated
            herein by reference to Exhibit 10.45 to Registration Statement No.
            33-59479.
 10.46   -- Amendment, dated July 31, 1995, to the Distribution Agreement, dated
            June 14, 1991, between the Registrant and Purdue Pharma L.P.
            Incorporated herein by reference to Exhibit 10.46 to Registration
            Statement No. 33-59479.
 10.47   -- Amendment, dated July 31, 1995, to the Amended and Restated Distribution
            Agreement, dated June 14, 1991, between the Registrant and Mundipharma
            Pharmaceutical Company. Incorporated herein by reference to Exhibit
            10.47 to Registration Statement No. 33-59479.
 10.48   -- Letter dated July 31, 1995, between The Purdue Frederick Company and the
            Registrant Incorporated herein by reference to Exhibit 10.48 to the
            Registration Statement No. 33-59479.
 10.49   -- Letter dated July 31, 1995, by and among the Registrant, Banela
            Corporation, and Runham Corporation. Incorporated herein by reference to
            Exhibit 10.49 to Registration Statement
            No. 33-59479.
 10.50   -- Amended and Restated R S Agreement, dated July 31, 1995, by and among the Registrant, Mundipharma Pharmaceutical Company, and Purdue Pharma
            L.P. Incorporated herein by reference to Exhibit 10.50 to Registration
            Statement No. 33-59479.

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                    DESCRIPTION                                      PAGE
------      ------------------------------------------------------------------------   ------------
 10.51   -- Settlement Agreement, dated April 27, 1995, among the Registrant,
            Amarillo Cell Culture Company, Incorporated, Pharma Pacific Management
            Pty. Ltd., Pharma Pacific Pty. Ltd., Pharma Pacific Ltd., and Fernz
            Corporation Limited. Incorporated herein by reference to Exhibit 10.51 to Registration Statement No. 33-59479.
 10.52   -- PPM/ACC Sub License Agreement, dated April 27, 1995, between Pharma
            Pacific Management Pty. Ltd and Amarillo Cell Culture Company,
            Incorporated. Incorporated herein by reference to Exhibit 10.52 to
            Registration Statement No. 33-59479.
 10.53   -- Letter Agreement, dated April 29, 1992, between the Registrant and
            Strategic Growth International, Inc. Incorporated herein by reference to
            Exhibit 10.53 to Registration Statement No. 33-59479.
 10.54   -- Agreement, dated May 27, 1993, between the Registrant and Strategic
            Growth International, Inc. Incorporated herein by reference to Exhibit
            10.54 to Registration Statement No. 33-59479.
 10.55   -- Lease Agreement, dated August 1, 1995, between the Registrant and
            National Patent Development Corporation. Incorporated herein by reference to Exhibit 10.55 to Registration Statement No. 33-59479.
  23.1   -- Consent of Independent Auditors.*
  23.2   -- Consent of Andrea D. Kantor (included in Exhibit 5.1).*

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 * Filed herewith.
** Confidential treatment has been granted for portions of this exhibit.